focusing on numbers

SHININGBANK ENERGY INCOME FUND
2006 Financial Report



our namesake

Shiningbank Lake

The Fund is named after Shiningbank Lake, which is close to one of the first properties acquired by the Fund. The name Shiningbank comes from the Aboriginal word for the lake describing its clay banks that shine like gold in the sun.



management's discussion and analysis 2... consolidated financial statements 22...
notes to consolidated financial statements 27... five-year review 40...

financial and operating highlights

for the three months and years ended December 31, 2006 and 2005

	Three months ended December 31,			Year ended December 31,		
Financial	2006	2005	%	2006	2005	%
($ thousands except per Trust Unit amounts)						
Oil and natural gas sales	$ 107,676	$ 144,539	(26)	$ 400,796	$ 419,663	(5)
Earnings (loss) before future income taxes	(7,658)	49,336	(116)	26,865	107,499	(75)
Future income tax recovery	(9,650)	(749)	1,188	(38,902)	(6,737)	477
Net earnings	1,992	50,085	(96)	65,767	114,236	(42)
Funds flow from operations	53,366	94,181	(43)	220,745	252,764	(13)
Funds flow from operations per weighted average Trust Unit	0.62	1.38	(55)	2.98	4.23	(30)
Distributions to unitholders	52,370	61,391	(15)	212,211	182,266	16
Distributions per Trust Unit	0.61	0.90	(32)	2.83	2.97	(5)
Long term debt	430,328	199,129	116	430,328	199,129	116
Unitholders' equity	948,849	736,992	29	948,849	736,992	29
Operations						
Daily production						
Oil *(bbl/d)*	2,600	2,421	7	2,335	2,346	–
Natural gas *(mmcf/d)*	116.7	106.4	10	106.8	93.2	15
Natural gas liquids *(bbl/d)*	3,663	3,133	17	3,060	3,003	2
Oil equivalent *(boe/d)*	25,710	23,288	10	23,192	20,876	11
Average prices (including hedging)						
Oil *($/bbl)*	$ 56.22	$ 64.48	(13)	$ 64.39	$ 61.78	4
Natural gas *($/mcf)*	$ 7.19	$ 11.70	(39)	$ 7.26	$ 9.13	(20)
Natural gas liquids *($/bbl)*	$ 49.95	$ 54.83	(9)	$ 55.77	$ 50.42	11
Oil equivalent *($/boe)*	$ 45.43	$ 67.52	(33)	$ 47.29	$ 54.96	(14)
Unit Trading						
Units traded *(thousands)*	54,142	16,826	222	124,870	52,965	136
Value traded *($ thousands)*	$ 873,612	$ 450,590	94	$ 2,487,433	$ 1,273,646	95
Unit price						
High	$ 20.57	$ 30.99		$ 29.52	$ 30.99	
Low	$ 12.51	$ 22.00		$ 12.51	$ 19.60	
Close	$ 12.85	$ 29.15		$ 12.85	$ 29.15	
Units outstanding, end of year *(thousands)*	85,899	68,186		85,899	68,186	

management's discussion and analysis

for the three months and years ended December 31, 2006 and 2005

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") for the three months and year ended December 31, 2006. This information is provided as of February 27, 2007. The fourth quarter and year-end results have been compared with the corresponding periods in 2005. This MD&A should be read in conjunction with the Fund's audited consolidated comparative financial statements for the years ended December 31, 2006 and 2005, together with the accompanying notes. These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

Non-GAAP Measures

Management believes that funds flow and operating netbacks are useful supplemental measures. All references to funds flow throughout this MD&A are based on funds flow from operations, which management uses to analyze operating performance and leverage. Funds flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP"). The Fund considers funds flow a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating costs, represents the cash margin for product sold, calculated on a boe basis. The Fund considers operating netback a key measure as it indicates the relative performance of crude oil and natural gas assets. Funds flow and operating netback as presented do not have any standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

Forward-Looking Statements

This MD&A contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in both the MD&A and in the Fund's Annual Information Form, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Barrel of Oil Equivalent

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

Reporting Currency

All figures are in Canadian dollars unless otherwise noted.

Recent Developments

Effective September 6, 2006, Shiningbank acquired Find Energy Ltd. ("Find") for consideration of $348.8 million, funded through the issuance of 17,260,137 Trust Units and the assumption of $61.2 million of net debt.

On October 31, 2006, the federal government announced its intention to change the way that royalty trusts and income funds are taxed. The federal government is proposing that, starting in 2011, trusts will be required to pay corporate tax at a rate of 31.5% prior to issuing distributions. At the time of the announcement, the federal government failed to provide detailed guidance on the proposed tax rules governing income trusts in the future, or retroactive applications to existing trusts.

On December 8, 2006, Shiningbank and Rider Resources Ltd. ("Rider") jointly announced that they had agreed to terminate the previously announced Plan of Arrangement involving the two entities. This action was taken due to the uncertainty of the content and timing of the government's proposed legislation.

On December 21, 2006, the Federal Minister of Finance released draft legislation relating to the taxation of distributions from certain trusts and partnerships (the "Trust Taxation Proposal"). Currently, returns on capital are generally taxed as ordinary income in the hands of a unitholder who is resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"). This will remain in effect until January 1, 2011, as long as the Fund experiences "normal growth" and no "undue expansion". Under the federal government's proposal, commencing January 1, 2011, certain distributions from the Fund will be treated as dividends, in addition to being subject to corporate rates of tax at the trust level. The federal government is proposing that returns of capital will continue to be tax-deferred for unitholders who are resident in Canada for purposes of the Tax Act, resulting in a lower adjusted cost base for Trust Units held by unitholders. For a unitholder who is not resident in Canada for purposes of the Tax Act, distributions, whether of income or capital, will generally be subject to Canadian withholding tax.

On December 15, 2006, the federal government also provided guidance on "normal growth" for trusts over the next four years. Under the guidance, normal growth will be assessed based on an October 31, 2006 market capitalization benchmark. Over the four-year transition period, a trust's allowable growth will be 100% of the value of its issued and outstanding publicly traded units on October 31, 2006. In 2007, the allowable growth will be 40% of that benchmark; for the remaining three years, the allowable growth will be 20% per annum of that benchmark. These annual growth limits are cumulative and unused amounts can be carried forward within the transition period. Replacing debt that was outstanding as at October 31, 2006 with new equity will not be considered growth for these purposes.

The Fund is currently assessing the proposals and the potential implications to the Fund. It is not currently known when, or in what form, the proposed tax changes will be enacted into law.

Results of Operations

Production Volumes

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Oil *(bbl/d)*	2,600	2,421	7	2,335	2,346	—
Natural gas *(mmcf/d)*	116.7	106.4	10	106.8	93.2	15
Natural gas liquids *(bbl/d)*	3,663	3,133	17	3,060	3,003	2
Oil equivalent *(boe/d)*	25,710	23,288	10	23,192	20,876	11
Natural gas % of production	76%	76%	—	77%	74%	3

Daily production for the fourth quarter averaged 25,710 boe/d, up 10% from the same period last year. This increase was primarily due to the acquisition of Find, which closed on September 6, 2006. The Find assets contributed 18% to fourth quarter 2006 production. Average 2006 daily production was 11% higher than 2005 at 23,192 boe/d. This increase came from the acquisition of Blizzard Energy Inc. ("Blizzard"), which closed on August 2, 2005 and contributed 17% to 2006 volumes. Production growth was partially offset by the natural declines of producing properties, estimated at an average 18% per year, and the disposition of an average 300 boe/d in fourth quarter 2005. Production in 2007 is forecast to average 25,500 to 26,000 boe/d.

Pricing – Including Hedging Activity

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Average prices – including hedging						
Oil *($/bbl)*	$ 56.22	$ 64.48	(13)	$ 64.39	$ 61.78	4
Natural gas *($/mcf)*	$ 7.19	$ 11.70	(39)	$ 7.26	$ 9.13	(20)
Natural gas liquids *($/bbl)*	$ 49.95	$ 54.83	(9)	$ 55.77	$ 50.42	11
Oil equivalent *($/boe)*	$ 45.43	$ 67.52	(33)	$ 47.29	$ 54.96	(14)
Benchmark prices						
WTI *(US$/bbl)*	$ 60.21	$ 60.02	—	$ 66.22	$ 56.56	17
AECO natural gas *($/mcf)*	$ 6.36	$ 11.68	(46)	$ 6.98	$ 8.48	(18)

Natural Gas

Shiningbank's realized natural gas price averaged $7.19/mcf for the quarter, 39% lower than fourth quarter 2005. For the full year, the average price was 20% lower at $7.26/mcf. A hedging gain increased the realized gas price by $0.27/mcf for the quarter and $0.16/mcf for the year. In 2005, hedging activity lowered the realized price by $0.36/mcf for the quarter and $0.15/mcf for the year. Shiningbank has historically received a premium gas price to AECO benchmark monthly prices due mainly to a higher than normal heat content in its gas. This premium was reduced in first quarter 2006 due to a rapid decline in daily gas markets to which a portion of Shiningbank's gas is sold. This reduction did not occur during the rest of 2006, but it could re-occur in periods of rapidly weakening daily prices. Natural gas prices have been relatively weak in early 2007 due to a surplus of natural gas in storage, however, pricing is expected to strengthen later in the year with 2007 forward strip prices currently over $8.00/mcf.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $56.22/bbl, down 13% from fourth quarter 2005. Realized oil prices for the year were $64.39/bbl, 4% higher than in 2005. Hedging had no effect on the price for either time period. This compares with 2005 hedging losses of $1.13/bbl for the quarter and $1.08/bbl for the year.

The benchmark West Texas Intermediate average price in 2006 was consistent with 2005 for the quarter and 17% higher for the year; however, the relative strength of the Canadian dollar reduced the impact of the higher US dollar prices. Oil prices are expected to remain high in US dollar terms, with futures prices currently averaging over US$64.50/bbl for 2007.

The quarterly average NGL price was 9% lower than in fourth quarter 2005 at $49.95/bbl, and 11% higher for the year at $55.77/bbl. In fourth quarter 2006, the Fund's NGL prices averaged 89% of Edmonton par oil prices, slightly higher than the historical average of 80% due to strong demand for NGL for use as diluent in the transportation of heavy oil. There is no actively traded futures market for NGL, but the Fund expects NGL prices to maintain their historical price relationship to oil.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of funds flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are recorded when they are realized and included in oil and natural gas sales, unless a particular hedge is considered ineffective for accounting purposes. Currently, Shiningbank has the following hedging contracts in place, all of which are considered effective for accounting purposes:

Period	Commodity	Volume	Price
July 1, 2006 - March 31, 2007	Gas	5,000 GJ/d	$6.00/GJ floor $10.05/GJ ceiling
July 1, 2006 - March 31, 2007	Gas	5,000 GJ/d	$6.25/GJ floor $10.50/GJ ceiling
November 1, 2006 - March 31, 2007	Gas	5,000 GJ/d	$8.55/GJ floor $11.50/GJ ceiling
December 1, 2006 - March 31, 2007	Gas	5,000 GJ/d	$6.75/GJ floor $9.70/GJ ceiling
January 1, 2007 - December 31, 2007	Gas	10,000 GJ/d	$6.50/GJ floor $9.00/GJ ceiling
January 1, 2007 - December 31, 2007	Gas	5,000 GJ/d	$7.00/GJ floor $8.70/GJ ceiling
April 1, 2007 - October 31, 2007	Gas	10,000 GJ/d	$6.70/GJ floor $8.55/GJ ceiling
April 1, 2007 - December 31, 2007	Gas	10,000 GJ/d	$7.77/GJ
April 1, 2007 - October 31, 2007	Gas	5,000 GJ/d	$6.65/GJ floor $8.55/GJ ceiling
April 1, 2007 - October 31, 2007	Gas	5,000 GJ/d	$7.00/GJ floor $9.00/GJ ceiling
January 1, 2007 - December 31, 2007	Oil	500 bbl/d	US$60.00/bbl floor US$75.00/bbl ceiling

Effective January 1, 2007, the Fund adopted new accounting standards issued by the Canadian Institute of Chartered Accountants and thus discontinued the use of hedge accounting, which allowed gains and losses on hedging contracts to be recorded in oil and natural gas sales when they were realized. The new standard will result in outstanding hedging contracts being recorded on the balance sheet at their estimated fair value and subsequently marked-to-market in each reporting period. The gains and losses associated with marking these instruments to market in each period will be recorded in income as a non-cash item until their settlement. This will create some volatility in earnings from period to period. The new accounting standards for financial instruments and hedges are discussed in more detail under "Impact of New Accounting Policies".

Revenues

	Three months ended December 31,				Year ended December 31,			
(000s)	2006	% of Revenue	2005	% of Revenue	2006	% of Revenue	2005	% of Revenue
Oil	$ 13,449	12	$ 14,613	10	$ 54,879	14	$ 53,830	13
Natural gas	74,253	69	118,031	82	276,795	69	315,448	75
Natural gas liquids	16,836	16	15,803	11	62,285	15	55,260	13
Other income (loss)	230	–	(121)	–	511	–	916	–
Gas hedging	2,908	3	(3,536)	(3)	6,326	2	(4,860)	(1)
Oil hedging	–	–	(251)	–	–	–	(931)	–
	$ 107,676	100	$ 144,539	100	$ 400,796	100	$ 419,663	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended December 31,	Year ended December 31,
(000s)	2006/2005	2006/2005
Oil and natural gas liquids		
Volume increase	$ 3,739	$ 793
Price increase (decrease)	(3,619)	8,212
Net increase	$ 120	$ 9,005
Natural gas		
Volume increase	$ 11,058	$ 45,393
Price decrease	(48,392)	(72,860)
Net decrease	$ (37,334)	$ (27,467)

Royalties

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Total royalties, net *(000s)*	$ 20,824	$ 29,154	(29)	$ 74,230	$ 88,078	(16)
As a % of revenue	19.3%	20.2%	(4)	18.5%	21.0%	(12)
Per boe	$ 8.80	$ 13.61	(35)	$ 8.77	$ 11.56	(24)

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate decreased by 4% in the fourth quarter and 12% for the year due to production from the Sousa area where the Fund has lower royalty rates, combined with several one-time recoveries. The Fund forecasts royalty rates to average 21% for 2007.

Transportation Costs

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Transportation costs *(000s)*	$ 1,509	$ 1,662	(9)	$ 5,898	$ 5,304	11
Per boe	$ 0.64	$ 0.78	(18)	$ 0.70	$ 0.70	–

Transportation costs in the fourth quarter of 2006 decreased 18% on a boe basis from 2005 due to adjustments to prior quarters flowing through fourth quarter 2005. There was no difference between the 2006 and 2005 yearly boe rate. Transportation costs are forecast to average $0.70 to $0.80/boe for 2007.

Operating Costs

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Operating costs *(000s)*	$ 20,251	$ 13,290	52	$ 70,687	$ 53,045	33
Per boe	$ 8.56	$ 6.20	38	$ 8.35	$ 6.96	20

Operating costs on a boe basis increased 38% from fourth quarter 2005 and 20% year over year due to industry cost pressures, higher fuel and power costs together with workover costs at Sousa in the first quarter. Operating costs are forecast to average $7.50 to $7.75/boe in 2007.

Operating Netbacks

($/boe)	Three months ended December 31, 2006	2005	%	Year ended December 31, 2006	2005	%
Natural Gas Wells						
Oil and natural gas sales	$ 43.45	$ 69.34	(37)	$ 45.38	$ 55.14	(18)
Hedging	1.29	(1.81)	171	0.79	(0.74)	207
Royalties	(8.83)	(13.64)	(35)	(8.60)	(11.52)	(25)
Transportation costs	(0.68)	(0.82)	(17)	(0.74)	(0.74)	—
Operating costs	(7.71)	(5.98)	29	(7.71)	(6.43)	20
Operating netbacks	$ 27.52	$ 47.09	(42)	$ 29.12	$ 35.71	(18)
Oil Wells						
Oil and natural gas sales	$ 55.66	$ 68.67	(19)	$ 62.60	$ 61.99	1
Hedging	0.26	(1.28)	120	0.16	(1.03)	116
Royalties	(8.43)	(13.26)	(36)	(11.05)	(11.95)	(8)
Transportation costs	(0.08)	(0.17)	(53)	(0.13)	(0.17)	(24)
Operating costs	(21.60)	(8.95)	141	(17.26)	(12.78)	35
Operating netbacks	$ 25.81	$ 45.01	(43)	$ 34.32	$ 36.06	(5)
All Wells						
Oil and natural gas sales	$ 44.20	$ 69.29	(36)	$ 46.54	$ 55.72	(16)
Hedging	1.23	(1.77)	169	0.75	(0.76)	198
Other income (loss)	0.10	(0.06)	267	0.06	0.12	(50)
Royalties	(8.80)	(13.61)	(35)	(8.77)	(11.56)	(24)
Transportation costs	(0.64)	(0.78)	(18)	(0.70)	(0.70)	—
Operating costs	(8.56)	(6.20)	38	(8.35)	(6.96)	20
Operating netbacks	$ 27.53	$ 46.87	(41)	$ 29.53	$ 35.86	(18)

Total operating netbacks decreased 41% quarter over quarter and 18% for the full year due mainly to lower natural gas prices and higher operating costs. This decrease was partially offset by lower royalty costs.

General and Administrative Costs

	Three months ended December 31, 2006	2005	%	Year ended December 31, 2006	2005	%
General and administrative costs *(000s)*	$ 6,059	$ 4,216	44	$ 13,290	$ 10,244	30
Per boe	$ 2.56	$ 1.97	30	$ 1.57	$ 1.34	17
Per average Trust Unit	$ 0.07	$ 0.06	17	$ 0.18	$ 0.17	6

General and administrative costs increased 30% on a boe basis from fourth quarter 2005 and 17% year over year. The increases reflect higher activity levels related to growth from acquisitions and development activities, higher costs due to added regulatory requirements, and significant pressure on salaries and benefits in a very competitive environment for staff. A one-time increase of $819,000 was recorded in the fourth quarter due to the write-off of transaction costs associated with the termination of the acquisition of Rider. Excluding this one-time cost, general and administrative costs were $2.22/boe (13% higher) for the quarter and $1.47/boe (10% higher) for full year 2006. General and administrative costs for 2007 are forecast to be approximately $1.50 to $1.60/boe.

Interest on Long Term Debt

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Interest on long term debt *(000s)*	$ 5,520	$ 2,031	172	$ 15,722	$ 8,423	87
Per boe	$ 2.33	$ 0.95	145	$ 1.86	$ 1.11	68
Per average Trust Unit	$ 0.06	$ 0.03	100	$ 0.21	$ 0.14	50

Interest expense per average Trust Unit increased 100% from fourth quarter 2005 and 50% for the year. The increases were due to higher interest rates and higher debt levels resulting from the Find acquisition and an active development program. Shiningbank is currently in compliance with all external debt covenants. All of Shiningbank's debt is floating rate bank debt. Interest expense for 2007 is forecast to be approximately $2.60 to $2.70/boe.

Depletion, Depreciation and Accretion

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Depletion, depreciation and accretion *(000s)*	$ 59,966	$ 43,915	37	$ 189,595	$ 142,370	33
Per boe	$ 25.35	$ 20.50	24	$ 22.40	$ 18.68	20

Depletion, depreciation and accretion per boe rose 24% for the fourth quarter and 20% for the year. The increases were primarily related to the acquisition of Outlook Energy Corp. ("Outlook") in the second quarter of 2005, the acquisition of Blizzard in third quarter 2005, and the acquisition of Find in the third quarter of 2006.

Trust Unit Incentive Compensation

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Trust Unit incentive compensation *(000s)*	$ 980	$ 641	53	$ 3,836	$ 2,506	53
Per boe	$ 0.41	$ 0.30	37	$ 0.45	$ 0.33	36

During 2006, nine new issues aggregating 991,000 Trust Unit rights were granted (2005 - eight issues aggregating 847,500 Trust Unit rights). One new issue of 10,000 Trust Unit rights was granted in fourth quarter 2006 (2005 - none). The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total fourth quarter 2006 expense of $980,000 (2005 - $641,000) represented the fair value of Trust Unit rights issued during 2003 through to 2006. During the year, the total expense was $3.8 million (2005 – $2.5 million). All of these costs are "non-cash" costs and are not deducted in determining distributions to unitholders.

In January 2007, the Board of Directors approved a new long-term incentive program which is comprised of a Restricted Unit Plan and a Performance Unit Plan. With the adoption of the new long-term incentive program, it is anticipated that the granting of Trust Unit rights will occur only in limited circumstances.

Under the Restricted Unit Plan, grants of restricted units ("Restricted Units") mature as to one-third of the number granted on each of the first, second and third anniversaries of the grant date. On each maturity date, the number of maturing Restricted Units is adjusted to give the holder credit for any distributions paid since the grant date. The "adjusted" number of Restricted Units is then multiplied by the current market value of the Trust Units to determine the cash payment that the holder of the Restricted Units is entitled to receive.

Under the Performance Unit Plan, the Compensation Committee establishes performance measures and the threshold level of performance for performance units ("Performance Units") granted under the plan to become payable. For Performance Units granted in 2007, the performance measure is total unitholder return (assuming reinvestment of distributions) relative to a selected peer group.

The Performance Units mature on the third anniversary of the grant date. On the maturity date, the number of Performance Units is multiplied by a performance multiplier, which is based on the percentile rank of the Fund's three-year total unitholder return relative to a selected peer group. If the Fund's percentile rank is less than 35, the performance multiplier is zero and no payments are made for the Performance Units then maturing. For percentile rankings between 35 and 75, the performance multiplier ranges from 0.4 to 2.0. The maximum performance multiplier is 2.0. Assuming that the percentile rank is greater than 34, the "performance adjusted" number of Performance Units is then adjusted to give the holder credit for any distributions that have been paid since the grant date. The "performance and distribution adjusted" number of Performance Units is then multiplied by the current market value of the Trust Units to determine the amount of the cash payment that the holder of the Performance Units is entitled to receive.

Under both the Restricted Unit Plan and the Performance Unit Plan, the current market value of the Trust Units is based on the weighted average trading price on the Toronto Stock Exchange for the 10 trading days preceding the maturity date.

On January 2, 2007, the Fund granted a total of 136,664 Restricted Units and 122,945 Performance Units. Associated compensation expense will be recorded evenly over the vesting period of the units as a non-cash expense until the vested units are settled.

Internalization of Management Contract

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Internalization of management contract *(000s)*	$ 78	$ 205	(62)	$ 449	$ 1,309	(66)
Per boe	$ 0.03	$ 0.10	(70)	$ 0.05	$ 0.17	(71)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund. Prior to the acquisition, the Fund paid the former manager fees equal to 3.25% of net operating income, and 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During fourth quarter 2006, $78,000 (2005 - $205,000) was expensed, representing the amortization of these escrowed Exchangeable Shares. During the year, $449,000 (2005 - $1.3 million) was expensed. During 2007, the remaining balance of $183,000 will be amortized to income.

Taxes

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Capital and large corporation taxes *(000s)*	$ 147	$ 89	65	$ 224	$ 885	(75)
Future income tax recovery *(000s)*	$ (9,650)	$ (749)	1,188	$ (38,902)	$ (6,737)	477
Per boe	$ (4.02)	$ (0.31)	1,197	$ (4.57)	$ (0.76)	501

The Fund is obligated to pay provincial capital taxes in its operating entities. Under the Fund's structure, payments are made from Shiningbank Energy Ltd. to the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities. First quarter 2006 provisions for federal large corporation taxes were reversed in the second quarter reflecting recently introduced changes to the Tax Act. Future income tax recoveries were greater mainly due to lower tax rates enacted in the second quarter of 2006.

The following table summarizes an internal estimate of tax pools at December 31, 2006. These are provided for information purposes only, and have not been verified by any government or regulatory body.

Trust tax pools *(000s)*	$ 402,000
Operating entities' tax pools *(000s)*:	
COGPE	22,000
CDE	199,000
CEE	21,000
UCC	204,000
Other	11,000
Total	$ 859,000

Earnings

The following table sets out changes in earnings before and after income taxes.

	Three months ended December 31,			Year ended December 31,		
	2006	2005	%	2006	2005	%
Earnings (loss) before future income taxes *(000s)*	$ (7,658)	$ 49,336	(116)	$ 26,865	$ 107,499	(75)
Per Trust Unit – basic	$ (0.09)	$ 0.72	(113)	$ 0.36	$ 1.80	(80)
– diluted	$ (0.09)	$ 0.71	(113)	$ 0.36	$ 1.77	(80)
Net earnings *(000s)*	$ 1,992	$ 50,085	(96)	$ 65,767	$ 114,236	(42)
Per Trust Unit – basic	$ 0.02	$ 0.73	(97)	$ 0.89	$ 1.91	(53)
– diluted	$ 0.02	$ 0.72	(97)	$ 0.88	$ 1.88	(53)

Distributions to Unitholders

(000s except per Trust Unit amounts)	Three months ended December 31, 2006	2005	%	Year ended December 31, 2006	2005	%
Funds flow from operations	$ 53,366	$ 94,181	(43)	$ 220,745	$ 252,764	(13)
Capital expenditures	(30,854)	(31,350)	(2)	(131,373)	(81,772)	61
Asset retirement expenditures	(477)	(619)	(23)	(2,314)	(1,497)	55
Debt and working capital adjustments	30,335	(821)	3,795	125,153	12,771	880
Distributions to unitholders	$ 52,370	$ 61,391	(15)	$ 212,211	$ 182,266	16
Distributions per Trust Unit	$ 0.61	$ 0.90	(32)	$ 2.83	$ 2.97	(5)
Trust Units outstanding, end of year	85,899	68,186	26	85,899	68,186	26
Payout ratio	98%	65%		96%	72%	

Total distributions to unitholders for the fourth quarter decreased 15% from the corresponding period in 2005 due to lower commodity prices. The Fund paid out 98% of its funds flow for fourth quarter 2006 and 96% for the year (2005 – 65% fourth quarter, 72% for the year). Accumulated Trust Unit distributions since inception total $902.4 million.

On a per Trust Unit basis, distributions decreased 32% for the fourth quarter and 5% year over year. In fourth quarter 2005, stable production and strong gas prices resulted in monthly distributions per Trust Unit being increased to $0.30 from the $0.23 which had been paid since June 2003. In light of weakening natural gas prices in 2006, monthly distributions per Trust Unit were reduced to $0.25 for the distribution paid on April 15, 2006, and then decreased to $0.23 for the distribution payable on August 15, 2006. In 2007, monthly distributions were reduced again to $0.15 per Trust Unit for the distribution payable on February 15, 2007.

Weak natural gas prices were one factor in the reduction to $0.15 per Trust Unit in 2007; more importantly, the Fund moved to preserve its financial flexibility in light of the dramatic drop in equity markets following the federal government's announcement of its intent to begin to tax income trusts in 2011. Shiningbank's payout ratio has been reduced to 60–65% of estimated 2007 funds flow from its three-year average of 84%. Shiningbank plans to fund substantially all of its 2007 capital program and distributions with internally generated funds flow. Future distributions are subject to change as dictated by commodity prices, operations and future business development.

Funds Flow from Operations

The following table reconciles a non-GAAP measure, funds flow from operations, to the nearest GAAP measure, cash flow from operating activities.

(000s)	Three months ended December 31, 2006	2005	%	Year ended December 31, 2006	2005	%
Cash flow from operating activities	$ 91,018	$ 81,319	12	$ 198,248	$ 205,470	(4)
Change in non-cash working capital	(38,129)	12,243	(411)	20,183	45,797	(56)
Asset retirement expenditures	477	619	(23)	2,314	1,497	55
Funds flow from operations	$ 53,366	$ 94,181	(43)	$ 220,745	$ 252,764	(13)

2006 Funds Flow Sensitivities

The estimated sensitivity of funds flow to important variables is shown in the table below.

	($000s)		Per Trust Unit	
US$ per bbl	$	1,900	$	0.02
Cdn $0.25 per mcf	$	9,500	$	0.11
US$0.01 exchange	$	1,250	$	0.01
100 bbl/d	$	1,600	$	0.02
1 mmcf/d	$	1,800	$	0.02
1% prime rate	$	4,800	$	0.06

Income Tax Information

For Canadian unitholders, 85.06% of cash distributions paid by the Fund in 2006 were required to be included in the income of unitholders. The remaining 14.94% was tax deferred representing an adjusted cost base for purposes of calculating capital gains or losses upon disposition of the Trust Units. The following table outlines the breakdown of the taxable and tax deferred portions for each distribution paid in 2006.

Record Date	Payment Date	Distribution[1] ($ per Trust Unit)	Taxable ($ per Trust Unit)	Tax Deferred ($ per Trust Unit)
December 31, 2005	January 15, 2006	$ 0.30	$ 0.2552	$ 0.0448
January 31, 2006	February 15, 2006	0.30	0.2552	0.0448
February 28, 2006	March 15, 2006	0.30	0.2552	0.0448
March 31, 2006	April 15, 2006	0.25	0.2126	0.0374
April 30, 2006	May 15, 2006	0.25	0.2126	0.0374
May 31, 2006	June 15, 2006	0.25	0.2126	0.0374
June 30, 2006	July 15, 2006	0.25	0.2126	0.0374
July 31, 2006	August 15, 2006	0.23	0.1956	0.0344
August 31, 2006	September 15, 2006	0.23	0.1956	0.0344
September 30, 2006	October 15, 2006	0.23	0.1956	0.0344
October 31, 2006	November 15, 2006	0.23	0.1956	0.0344
November 30, 2006	December 15, 2006	0.23	0.1956	0.0344
Total		$ 3.05	$ 2.5943	$ 0.4557

[1] Distributions for income tax purposes are based on cash received during 2006 rather than accrual-based income reported for accounting purposes.

For US unitholders, 79.84% of distributions paid by the Fund in 2006 were taxable.

Unitholders in both Canada and the US should consult tax advisors as to the proper income tax treatment of distributions paid by the Fund.

Annual Financial Information

(000s except per Trust Unit amounts)	2006	2005	2004
Oil and natural gas sales	$ 400,796	$ 419,663	$ 307,514
Earnings before future income taxes	26,865	107,499	52,607
Per Trust Unit — basic	0.36	1.80	1.01
— diluted	0.36	1.77	0.99
Net earnings	65,767	114,236	138,806
Per Trust Unit — basic	0.89	1.91	2.66
— diluted	0.88	1.88	2.61
Total assets	1,649,012	1,169,580	826,797
Total long term debt	430,328	199,129	182,147
Property acquisitions	38,035	28,389	2,615
Corporate acquisitions	348,753	256,859	177,067
Capital expenditures	131,373	81,772	56,339
Funds flow from operations	220,745	252,764	174,878
Per weighted average Trust Unit	2.98	4.23	3.35
Distributions to unitholders	212,211	182,266	146,360
Per Trust Unit	2.83	2.97	2.76
Payout ratio	96%	72%	84%
Trust Units outstanding	85,899	68,186	54,141
Weighted average	74,193	59,711	52,209

Shiningbank's growth has been driven by acquisitions and the subsequent development of the acquired properties. In 2004, the Fund completed the corporate acquisitions of Birchill Resources Ltd. and Good Ridge Explorations Ltd. In 2005, the Fund completed the corporate acquisitions of Blizzard and Outlook. In 2006, the Fund completed the corporate acquisition of Find, its biggest acquisition to date. Such acquisitions add to production volumes, revenues, earnings, assets and undeveloped land. In addition, the Fund's development drilling program is aimed at maintaining stable production by arresting natural production declines.

Revenues and earnings are greatly affected by commodity prices, particularly natural gas prices as 77% of the Fund's 2006 production was natural gas. With such a high weighting to natural gas, the Fund's revenues and earnings closely track changes in natural gas pricing.

In 2004 and again in 2005, the combination of acquisition-driven production growth and high commodity prices led to improved revenues and funds flow. In 2006, production growth was more than offset by lower commodity prices. Net earnings increased as a percentage of revenue in 2004 through the recovery of future income taxes related to the Fund's internal restructuring. This was a one-time recovery and did not affect 2005 or 2006 net earnings.

Quarterly Financial Information

(000s except per Trust Unit amounts)	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Oil and natural gas sales	$ 107,676	$ 94,066	$ 93,011	$ 106,043
Earnings (loss) before future income taxes	(7,658)	4,177	9,797	20,549
Per Trust Unit – basic	(0.09)	0.06	0.14	0.30
– diluted	(0.09)	0.06	0.14	0.30
Net earnings	1,992	15,677	23,896	24,202
Per Trust Unit – basic	0.02	0.21	0.35	0.35
– diluted	0.02	0.21	0.35	0.35
Funds flow from operations	53,366	51,577	53,349	62,453
Per weighted average Trust Unit	0.62	0.71	0.78	0.91
Distributions to unitholders	52,370	55,190	49,956	54,695
Per Trust Unit	0.61	0.69	0.73	0.80
Payout ratio	98%	107%	94%	88%

	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Oil and natural gas sales	$ 144,539	$ 111,763	$ 83,222	$ 80,139
Earnings before future income taxes	49,336	28,259	17,015	12,889
Per Trust Unit – basic	0.72	0.46	0.31	0.24
– diluted	0.71	0.46	0.31	0.23
Net earnings	50,085	30,995	18,781	14,375
Per Trust Unit – basic	0.73	0.51	0.34	0.26
– diluted	0.72	0.50	0.34	0.26
Funds flow from operations	94,181	67,721	46,353	44,509
Per weighted average Trust Unit	1.38	1.11	0.85	0.81
Distributions to unitholders	61,391	45,750	37,628	37,497
Per Trust Unit	0.90	0.69	0.69	0.69
Payout ratio	65%	68%	81%	84%

Quarterly fluctuations primarily result from production increases due to acquisitions, volumes added through the Fund's development drilling program, and changes in realized commodity prices which can be extremely volatile.

Volume increases occurred through the acquisition of Outlook in second quarter 2005, the acquisition of Blizzard in third quarter 2005, and again with the acquisition of Find in third quarter 2006. The Fund's development drilling program strives to replace natural declines on the production base, with results affected by such factors as field conditions, availability of drilling and production equipment and drilling success. Shiningbank's drilling success rate in 2006 was 94%.

Natural gas prices have been volatile through the past eight quarters with a sharp increase in third and fourth quarter 2005, followed by a return to more normal levels in early 2006. Third quarter 2006 natural gas prices declined to four-year lows, but recovered somewhat in fourth quarter 2006. Natural gas prices weakened significantly from late 2005 and through 2006 due to a surplus of natural gas inventories. Oil prices increased substantially in 2005 and early 2006, although prices softened in fourth quarter 2006.

Funds flow was used to fund capital expenditures and to pay distributions on a greater number of Trust Units outstanding. Monthly distributions per Trust Unit decreased 32%, from $0.23 to $0.15 per unit, for the final distribution of the fourth quarter in 2006 based on lower commodity prices, particularly for natural gas, and a change in payout strategy by the Fund as a result of proposed government changes in income tax laws.

Costs of Acquisition and Development Activities

Effective September 6, 2006, Shiningbank acquired Find for consideration of $348.8 million, funded through the issuance of 17,260,137 Trust Units and the assumption of $61.2 million of net debt.

A total of $30.9 million was spent on drilling and new facilities during fourth quarter 2006 and $131.4 million for the full year, compared with $31.4 million and $81.8 million, respectively, for the same periods in 2005. A total of 275 wells (106.3 net) were drilled in the 2006, of which 238 (92.8 net) were successful gas wells, 30 (7.1 net) were successful oil wells and seven (6.4 net) were dry and abandoned.

Funds flow contributed $8.5 million of the yearly expenditures, with the balance funded by bank debt and proceeds from the Fund's Distribution Reinvestment Plan ("DRIP"). The fourth quarter expenditures were funded substantially by bank debt, proceeds from the DRIP and working capital drawdown.

In 2007, the Fund plans to spend approximately $110 to $120 million on drilling, tie-ins, new facilities and maintenance capital. Under the Fund's new distribution policy, it is expected that substantially all of these capital expenditures will be funded through funds flow.

Net Asset Value

	Discount Factor		
(000s except per Trust Unit amounts)	8%	10%	12%
Present value of reserves[1]			
Proved	$ 1,283,847	$ 1,191,546	$ 1,113,415
Probable	504,674	433,274	377,164
Undeveloped lands	110,375	110,375	110,375
Working capital deficiency	(19,788)	(19,788)	(19,788)
Total assets	1,879,108	1,715,407	1,581,166
Long term debt	(430,328)	(430,328)	(430,328)
Net asset value	$ 1,448,780	$ 1,285,079	$ 1,150,838
Trust Units outstanding at December 31, 2006	85,899	85,899	85,899
Net asset value per Trust Unit at December 31, 2006	$ 16.87	$ 14.96	$ 13.40

[1] The present value of reserves is based on the reserves estimates prepared by Paddock Lindstrom & Associates Ltd. in their December 31, 2006 evaluation using forecast price and cost assumptions in accordance with NI 51-101.

Liquidity and Capital Resources

Shiningbank's ability to grow depends on access to bank lines of credit and periodic issues of new equity to fund acquisitions. Capital expenditures and smaller acquisitions through the course of a year may be funded by a combination of bank debt, funds flow and proceeds from the DRIP. Equity is issued to fund single large acquisitions, or to pay down bank debt accumulated following a number of smaller acquisitions and capital expenditures. When the proceeds of an equity issue are greater than capital expenditures and acquisition costs, the excess is used to reduce bank debt.

Since the Fund's initial public offering in 1996, 12 public equity issues have been completed, all in conjunction with a major acquisition. These acquisitions and strong commodity prices have led to steady accretion in value to unitholders. While the issue of new equity has the potential to dilute existing unitholders, over time, that has not been the case. This is evident in the growth of the Net Asset Value ("NAV") per unit. At the inception of the Fund, the NAV was $9.43 per unit, discounted at 10%. At the end of 2006, the NAV was $14.96 per unit, discounted at 10%, despite payment of over $25 per unit in distributions since 1996. That level of per unit growth indicates that unitholders have not been diluted.

In its December 15, 2006 press release, the federal government provided guidance on "normal growth" for trusts over the next four years. Under the guidance, normal growth will be assessed based on an October 31, 2006 market capitalization benchmark. Over the four-year transition period, a trust's allowable growth will be 100% of the value of its issued and outstanding publicly traded units on October 31, 2006. In 2007, the allowable growth will be 40% of that benchmark; for the remaining three years, the allowable growth will be 20% per annum of that benchmark. These annual growth limits will be cumulative and therefore unused amounts can be carried forward and used in subsequent periods within the transition period. Replacing debt that was outstanding as at October 31, 2006 with new equity will not be considered growth for these purposes. Therefore, based on Shiningbank's market capitalization of approximately $1.7 billion, and outstanding debt on October 31, 2006 of $373 million, the Fund could conceivably issue as much as $2.1 billion in new equity over the next four years.

While these guidelines are unlikely to affect the Fund's ability to raise the capital required to maintain and grow its existing operations during the transition period, the federal government's Trust Taxation Proposal has increased the Fund's cost of capital and may affect its ability to undertake more significant acquisitions in the future.

It is not known at this time when the Trust Taxation Proposal will be enacted by Parliament, or whether it will be enacted in the form currently proposed.

Long Term Debt

The Fund currently has a $480 million revolving credit facility, which was increased from $365 million in September 2006, of which $430.3 million was drawn at December 31, 2006. The revolving period extends to April 25, 2007, at which time the facility, unless renewed, reverts to a two-year term with quarterly principal payments, if necessary, commencing on July 26, 2007. Each quarterly payment would be one-twentieth of the principal outstanding on the term-out date with the balance owing at the end of the second year. The facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.45% (reduced from 0.95% in December 2006), depending on the Fund's total debt to cash flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. The Fund's total debt to cash flow ratio at year end was 1.9:1.

Unitholders' Equity

In third quarter 2006, the Fund issued 17,260,137 Trust Units for a total of $347.1 million to Find shareholders as part of the Find acquisition. An additional 160,657 Trust Units were issued during the fourth quarter (452,371 – full year 2006) under the Trust Unit Rights Incentive Plan, the DRIP and on the conversion of Exchangeable Shares.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of February 27, 2007, the Fund had 85,943,397 Trust Units, 196,491 non-escrowed Exchangeable Shares and 75,775 escrowed Exchangeable Shares outstanding. The remaining Exchangeable Shares held in escrow will be released in October 2007. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of December 31, 2006, the exchange rate was 1.58724 Trust Units for each Exchangeable Share.

Future Growth

Shiningbank's growth is based on its ability to raise debt and equity capital in Canadian financial markets. The Fund examines acquisition and development opportunities and selects those it believes to be accretive for such parameters as funds flow, distributions, net asset value, production and reserves.

Acquisitions are typically made using the Fund's credit facilities. Periodically, new Trust Units are issued, and the proceeds are used to pay down debt accumulated from previous acquisitions.

If the Canadian equity or debt markets were unable to satisfy Shiningbank's funding needs, it would impair the Fund's ability to continue to replace production and maintain distributions. The Fund has a revolving credit facility with a syndicate of Canadian chartered banks, which provides sufficient debt capital to complete all but the largest acquisitions. However, Shiningbank's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual funds flow.

Based on the "normal growth" guidelines discussed previously in the Liquidity and Capital Resources section, the Fund could issue up to $2.1 billion in Trust Units between now and December 31, 2010. Since its inception in 1996, the Fund has issued approximately $1.3 billion in equity to fund the growth and maintenance of existing operations. As noted previously, while it is unlikely these guidelines will affect the Fund's ability to raise the capital required to maintain and grow its existing operations during the transition period, they have adversely affected its cost of capital and may affect the Fund's ability to undertake more significant acquisitions in the future.

Contractual Obligations

		Payments Due by Period			
	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Long term debt principal[1]	$ 430,328	$ —	$ 430,328	$ —	$ —
Operating leases	10,243	2,727	5,648	1,868	—
Pipeline transportation	2,430	1,209	1,221	—	—
Total obligations	$ 443,001	$ 3,936	$ 437,197	$ 1,868	$ —

[1] Assumes that the revolving credit facility is not renewed in April 2007.

Shiningbank has ongoing capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of funds flow, proceeds from the DRIP, debt financing and periodic equity financing.

Impact of New Accounting Policies

Effective January 1, 2007, the Fund adopted a series of new standards released by the Canadian Institute of Chartered Accountants, which establish guidance for the recognition and measurement of financial instruments. Section 1530 "Comprehensive Income", Section 3855 "Financial Instruments - Recognition and Measurements", and Section 3865 "Hedges" were released in April 2005 and are effective for interim and annual financial statement years beginning on or after October 1, 2006. To accommodate these new sections, there have been a number of amendments to other existing accounting standards. These new standards require that all financial instruments within scope, including derivatives, be included on the balance sheet and measured either at their fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. These standards also specify when gains and losses as a result of changes in fair value are to be recognized in net income or other comprehensive income. Future reporting periods will be impacted by these standards and the resulting impacts will be assessed at that time.

Critical Accounting Estimates

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

Reserves

The Fund must estimate its petroleum and natural gas reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers and the Environment, Health, Safety and Reserve Committee of the Board of Directors of Shiningbank Energy Ltd. all review the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and the asset impairment test.

Asset Retirement Obligations

The Fund's estimated asset retirement obligations are based on estimated timing and costs to abandon and restore properties and facilities.

Related Party Transactions

During 2006, Shiningbank incurred $959,000 for legal services (2005 - $1.0 million) provided by a firm in which a current director is a partner, $674,000 of which was outstanding at December 31, 2006. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at cost.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Fund is accumulated and communicated to the Fund's management as appropriate to allow timely decisions regarding required disclosure. The Fund's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2006, that the Fund's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Fund, including its consolidated subsidiaries, is made known to them by others within those entities.

Changes in Internal Control Over Financial Reporting

No changes were made in the Fund's internal control over financial reporting during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Fund's internal control over financial reporting.

Business Risks

Shiningbank is faced with a number of business risks that are inherent in the oil and gas business, and which can have a material impact on distributions to unitholders. To mitigate these risks, the Fund employs policies and procedures in its day-to-day operations and in its longer-term planning. These risk factors include, but are not limited to, the following influences:

Market Risks

Commodity Prices

The primary risk to funds flow and therefore, distributions, is fluctuations in oil and natural gas prices. With Shiningbank's production weighted heavily to natural gas, changes in natural gas markets and pricing are the primary driver behind the level of distributions.

To mitigate price risk, the Fund actively manages the sales of its production to optimize pricing. The Fund has an active hedging program through which management attempts to minimize the effect of commodity price drops in the short run, while retaining exposure to upward price changes. This is accomplished by use of simple hedging instruments, primarily "costless collars" and fixed price swaps.

Under the Fund's hedging policy, not more than 50% of production volumes can be hedged at any one time. Shiningbank's hedging practices are not designed to have a material impact on the medium- and long-term effects of commodity prices on distributions to unitholders. Unitholders remain exposed to price fluctuations over time. Hedging is employed only as a risk-management tool to stabilize short-term distributions, or to improve the economics of an acquisition, and not for speculation.

Interest Rates

Shiningbank is exposed to changes in interest rates, however, interest rates have significantly less of an impact on distributions than changes in commodity prices. The Fund's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual funds flow. All of Shiningbank's debt is currently exposed to short-term interest rate fluctuations.

Currency Rates

Exposure to currency exchange risk arises from the fact that prices for oil and, to a lesser degree, natural gas are determined in international markets, usually in US dollars. As a result, the amount received by Shiningbank may depend on the strength of the Canadian dollar relative to the US dollar.

Shiningbank has the ability to hedge its currency exposure to manage currency fluctuations. The Fund currently has no hedges of this type in place.

Environmental Risks

Environmental laws and regulatory initiatives impact Shiningbank financially and operationally. The Fund may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, the Fund may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change.

Political and Legal Risks

Shiningbank's activities are affected by the political and legal environment in which it operates. Some examples of these uncertainties include:

- Changes in securities regulations which could affect the Fund's ability to raise additional equity or debt capital or its cost structure;
- Changes in income tax laws, including the Trust Taxation Proposal, which could affect either tax costs to the Fund or to its unitholders;
- Changes in provincial Crown royalty regulation and compliance; and
- Changes in law that affect the price or ownership of oil and gas reserves and production.

Operating Risks

Field Operations

Oil and gas production activities carry a number of inherent risks including: production risks related to the ability to produce and process crude oil and natural gas from existing wells; the ability to develop or acquire sufficient quantities of crude oil and natural gas to replace production and maintain reserves; risks of environmental damage; and risks to the safety of its employees, contractors and the public.

To mitigate these risks, the Fund maintains financial flexibility to ensure its ability to operate efficiently in the field. The Fund employs skilled personnel, both in the field and in its head office, and ensures that they are equipped with efficient and effective tools and training. Shiningbank's strategy of operating a significant portion of its production provides greater control over operational factors, including ensuring properties are operated in accordance with its policies related to health and safety, and minimizing impacts on the environment.

Insurance coverage is maintained in order to minimize the impact of events that might cause substantial financial damage.

Reserve Replacement

As oil and gas reserves are produced, they naturally deplete over time. Shiningbank's ability to replace production depends on acquiring new reserves and developing existing reserves. Acquisition of oil and gas assets depends on the availability of economically desirable opportunities and on management's assessment of the value of the assets.

To mitigate these risks, the Fund subjects all potential prospects to stringent investment criteria, due diligence and review. All acquisitions over $25 million require Board of Directors' review and approval.

management's report

Management is responsible for the integrity and objectivity of the information contained in this annual report and for the consistency between the financial statements and other financial operating data contained elsewhere in the report. The accompanying financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada using estimates and careful judgement, particularly in those circumstances where transactions affecting a current period are dependent upon future events. The accompanying financial statements have been prepared using policies and procedures established by management and reflect fairly the Fund's financial position, results of operations and cash flow, within reasonable limits of materiality and within the framework of the accounting policies as outlined in the notes to the financial statements.

Management has established and maintained a system of internal control which is designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and the financial information is reliable and accurate.

The financial statements have been examined by external auditors. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition of the Fund.

The Audit Committee of the Board of Directors has reviewed in detail the financial statements with management and the external auditors. The financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

David M. Fitzpatrick
President and Chief Executive Officer

Bruce K. Gibson
Chief Financial Officer

auditors' report

To the Unitholders of Shiningbank Energy Income Fund

We have audited the consolidated balance sheets of Shiningbank Energy Income Fund as at December 31, 2006 and 2005 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada

February 27, 2007

consolidated balance sheets

December 31 *($ thousands)*	2006	2005
Assets		
Current assets		
Accounts receivable	$ 76,518	$ 76,945
Prepaid expenses	9,254	6,747
Assets held for sale *(note 4)*	2,976	–
	88,748	83,692
Fixed assets *(note 5)*		
Petroleum and natural gas properties and equipment	2,120,005	1,539,488
Accumulated depletion and depreciation	(692,594)	(505,150)
	1,427,411	1,034,338
Goodwill	132,322	51,124
Other assets	531	426
	$ 1,649,012	$ 1,169,580
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 75,890	$ 78,332
Trust Unit distributions payable	32,646	40,950
	108,536	119,282
Long term debt *(note 7)*	430,328	199,129
Future income taxes *(note 8)*	129,427	83,829
Asset retirement obligations *(note 6)*	31,872	30,348
Unitholders' equity		
Trust Units *(note 9)*	1,352,313	996,855
Exchangeable Shares *(note 9)*	3,774	4,248
Contributed surplus *(note 9)*	6,681	3,364
Deficit	(413,919)	(267,475)
	948,849	736,992
Commitments and contingencies *(note 13)*		
	$ 1,649,012	$ 1,169,580

See accompanying notes to the consolidated financial statements

Approved on behalf of Shiningbank Energy Income Fund by its administrator, Shiningbank Energy Ltd.

Arne R. Nielsen
Director

Robert B. Hodgins
Director

consolidated statements of earnings and deficit

Year Ended December 31 *($ thousands, except per Trust Unit amounts)*		2006		2005
Revenues				
Oil and natural gas sales	$	400,796	$	419,663
Royalties		74,230		88,078
		326,566		331,585
Expenses				
Transportation		5,898		5,304
Operating		70,687		53,045
General and administrative		13,290		10,244
Interest on long term debt		15,722		8,423
Depletion, depreciation and accretion		189,595		142,370
Trust Unit incentive compensation *(note 9)*		3,836		2,506
Internalization of management contract *(note 12)*		449		1,309
		299,477		223,201
Earnings before taxes		27,089		108,384
Capital and large corporation taxes *(note 8)*		224		885
Future income tax recovery *(note 8)*		(38,902)		(6,737)
Net earnings	$	65,767	$	114,236
Deficit, beginning of year		(267,475)		(199,445)
Distributions to unitholders		(212,211)		(182,266)
Deficit, end of year	$	(413,919)	$	(267,475)
Net earnings per Trust Unit *(note 9)*				
Basic	$	0.89	$	1.91
Diluted	$	0.88	$	1.88

See accompanying notes to the consolidated financial statements

consolidated statements of cash flows

Year Ended December 31 *($ thousands)*	2006	2005
Operating activities		
Net earnings	$ 65,767	$ 114,236
Items not requiring cash		
Depletion, depreciation and accretion	189,595	142,370
Internalization of management contract	449	1,309
Trust Unit incentive compensation	3,836	2,506
Gain on sale of other assets	–	(920)
Future income tax recovery	(38,902)	(6,737)
Funds flow from operations	220,745	252,764
Asset retirement expenditures	(2,314)	(1,497)
Change in non-cash working capital *(note 10)*	(20,183)	(45,797)
	198,248	205,470
Financing activities		
Increase in long term debt	180,916	16,982
Distributions to unitholders	(212,211)	(182,266)
Issue of Trust Units	6,915	107,447
	(24,380)	(57,837)
Change in non-cash working capital *(note 10)*	(8,304)	16,020
	(32,684)	(41,817)
Investing activities		
Property acquisitions	(38,035)	(28,389)
Corporate acquisitions *(note 3)*	(1,652)	(79,043)
Capital expenditures	(131,373)	(81,772)
Assets held for sale *(note 4)*	(2,976)	–
Proceeds on sale of properties	3,712	13,061
Proceeds on sale of other assets	–	1,486
	(170,324)	(174,657)
Change in non-cash working capital *(note 10)*	4,760	11,004
	(165,564)	(163,653)
Change in cash	$ –	$ –
Cash, beginning of year	–	–
Cash, end of year	$ –	$ –

See accompanying notes to the consolidated financial statements

For the years ended December 31, 2006 and 2005

(Tabular amounts are in $ thousands, except Trust Units and per Trust Unit amounts)

1. Organization

Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") is an unincorporated open-end investment trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated May 16, 1996 and subsequently amended. The Fund commenced operations on July 1, 1996. The beneficiaries of the Fund are the holders (the "unitholders") of trust units (the "Trust Units").

The business of the Fund is carried on by Shiningbank Energy Ltd. (the "Corporation") and Shiningbank Limited Partnership ("SLP"). The Fund owns, directly and indirectly, 100% of the common shares of the Corporation and 100% of the units of SLP. The activities of the Corporation and SLP are financed through interest bearing notes from the Fund and third party debt as described below in note 7.

Pursuant to the terms of agreements with the Corporation and SLP (collectively, the "Royalty Agreement"), the Fund is entitled to a payment from the Corporation and SLP each month equal to the amount by which 99% of the gross proceeds from the sale of production exceed 99% of certain deductible expenditures (as defined). Under the terms of the Royalty Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures and to repay third party debt of the Corporation and SLP.

The Fund declares payable to the unitholders all or any part of the net income of the Fund earned from interest income on the notes and from the income generated under the Royalty Agreement, less any expenses of the Fund.

On June 21, 2005, the Corporation acquired all of the shares of Outlook Energy Corp. ("Outlook"). On August 2, 2005, the Corporation acquired Blizzard Energy Inc. ("Blizzard") pursuant to a Plan of Arrangement. Also on August 2, 2005, the Corporation, Outlook and Blizzard were amalgamated, continuing as Shiningbank Energy Ltd. Effective September 6, 2006, the Corporation acquired Find Energy Ltd. ("Find") pursuant to a take-over bid and amalgamated with Find and its subsidiary 999546 Alberta Ltd. on September 30, 2006 continuing as Shiningbank Energy Ltd.

The trust indenture provides that 300,000,000 Trust Units may be issued. Each Trust Unit represents an equal fractional beneficial interest in any distributions from the Fund and in the net assets of the Fund on termination or winding up of the Fund. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. The trust indenture provides that Trust Units are redeemable at any time on demand by the unitholders at amounts as determined by a market price formula. The total amount payable by the Fund in respect of all Trust Units tendered for redemption, however, may not exceed $100,000 in any calendar month.

2. Significant Accounting Policies

The consolidated financial statements have been prepared by management using Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

Significant items subject to such estimates and assumptions include the amounts recorded for depletion and depreciation of the petroleum and natural gas properties, accretion of discount on asset retirement obligations, and estimated future asset retirement expenditures which are based on estimates of reserves and future costs and the amounts recorded for Trust Unit incentive compensation which are based on the estimated fair value of rights granted. By their nature, these estimates, and those related to future fund flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Fund and its direct and indirect subsidiaries, including the Corporation, SLP, Shiningbank Operating Trust, Shiningbank Holdings Corporation ("SHC") and SLP Holdings Inc.

(b) Fixed assets

The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized. Such costs include land acquisition, geological, geophysical and drilling costs for productive and non-productive wells and directly related overhead charges. Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs. Gains or losses upon disposition of such properties are not recognized unless the disposition would alter the depletion and depreciation rate by 20% or more.

The costs of fixed assets, plus a provision for future development costs of proved reserves, are depleted and depreciated using the unit-of-production method based on estimated total proved reserves volumes, before royalties, as determined by independent engineers. Proved reserves are converted to a common unit of measure on the basis of their approximate relative energy content. Other miscellaneous assets are depreciated on a declining balance basis at 20% per annum.

Oil and gas assets are evaluated annually to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties excluded from the depletion base and the cost of major development projects, exceeds the carrying amount of the cost centre. When the carrying amount is in excess, and is therefore assessed as not recoverable, an impairment loss would be recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs [see note 5 (a)] and are discounted using a risk-free interest rate.

(c) Goodwill

Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the fair value of identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually or more frequently, if necessary. Impairment is determined based on the fair value of the reporting entity compared to the carrying or net book value of the reporting entity. Any impairment will be charged to earnings in the period and for the amount by which the fair value of the reporting entity is below the carrying value.

(d) Asset retirement obligations

Shiningbank recognizes the fair value of Asset Retirement Obligations ("ARO") in the period in which they are incurred when a reasonable estimation of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying value of the asset. In periods subsequent to initial measurement, the passage of time results in liability increases and the amount of accretion is charged against current period income. The liability is also adjusted for revisions to previously used estimates.

(e) Income taxes

The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the unitholders and therefore no provision for income taxes relating to the Fund is included in these financial statements.

The Fund's corporate subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

The Fund's corporate subsidiaries are taxable Canadian corporations and are liable for tax on income that they retain. The Corporation is also subject to capital taxes in jurisdictions where such taxes apply and these taxes are deducted from distributions to unitholders.

(f) Financial instruments

The Corporation from time to time employs financial instruments to manage exposures related to interest rates and commodity prices. These instruments are not used for speculative trading purposes. The Fund formally documents all relationships between hedging instruments and hedged items and assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or fund flows of hedged items. Gains and losses on commodity price hedges are included in revenues upon the sale of related production provided there is reasonable assurance that the hedge is and will continue to be effective.

Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording an asset or liability on the consolidated balance sheet and recognizing changes in the fair value of the instruments in the current period statement of earnings.

(g) Trust Unit Rights Incentive Plan

The Fund accounts for the Trust Unit Rights Incentive Plan using the fair value based method. Under this method, compensation costs attributed to the Trust Unit rights are measured at fair value at the grant date and recognized over the vesting period, with a corresponding increase to contributed surplus. Consideration paid by employees and directors of the Corporation on the exercise of Trust Unit rights under this plan is recorded in Trust Units equity upon receipt, along with the amount of non-cash Trust Unit incentive compensation expense recognized in contributed surplus.

(h) Joint ventures

Substantially all of the Fund's petroleum and natural gas activities are conducted jointly with others and, accordingly, these financial statements reflect only the Fund's proportionate interest in such activities.

(i) Per Trust Unit amounts

Basic net earnings per Trust Unit is computed by dividing net earnings by the weighted average number of Trust Units outstanding for the year. Diluted net earnings per Trust Unit amounts reflect the potential dilution that could occur if securities or other contracts to issue Trust Units were exercised or converted to Trust Units.

(j) Revenue recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered.

(k) Comparative figures

Comparative figures have been reclassified to conform to current year presentation.

3. Business Acquisitions

(a) Acquisition of Find Energy Ltd.

Effective September 6, 2006, the Corporation acquired Find pursuant to a take-over bid for $348.8 million. The acquisition was accounted for by the purchase method and the results of operations of Find are included in the accounts from the closing date of September 6, 2006.

Fair value of 17,260,137 Shiningbank Trust Units issued	$	347,101
Related fees and expenses		1,652
Cost of acquisition	$	348,753
Working capital deficiency	$	(10,901)
Bank debt		(50,283)
Future income taxes		(84,500)
Asset retirement obligations		(4,198)
Goodwill		81,198
Petroleum and natural gas properties and equipment		417,437
Total consideration	$	348,753

(b) Acquisition of Blizzard Energy Inc.

Effective August 2, 2005, the Corporation acquired all the outstanding shares of Blizzard pursuant to a Plan of Arrangement for $225.4 million. The acquisition was accounted for by the purchase method and the results of operations of Blizzard are included in the accounts from the closing date.

Fair value of 8,837,793 Shiningbank Trust Units issued	$	177,816
Cash consideration		46,600
Related fees and expenses		1,001
Cost of acquisition	$	225,417
Working capital deficiency	$	(43,852)
Deferred marketing contract		(400)
Future income taxes		(49,400)
Asset retirement obligations		(2,802)
Goodwill		41,631
Petroleum and natural gas properties and equipment		280,240
Total consideration	$	225,417

(c) Acquisition of Outlook Energy Corp.

Effective June 21, 2005, the Corporation acquired all the outstanding shares of Outlook for $31.4 million. The acquisition was accounted for by the purchase method and the results of operations of Outlook are included in the accounts from the closing date.

Cash consideration	$	31,210
Related fees and expenses		232
Cost of acquisition	$	31,442
Working capital deficiency	$	(496)
Future income taxes		(7,900)
Asset retirement obligations		(806)
Goodwill		7,783
Petroleum and natural gas properties and equipment		32,861
Total consideration	$	31,442

4. Assets Held For Sale

During the year, as a result of a commitment arising from the Find acquisition, the Fund constructed three compressors and engaged in a plan to sell them by way of a consignment agreement with the manufacturer. One compressor has been sold as of December 31, 2006 and no gain or loss was realized on the sale. The two remaining compressors are expected to be sold in 2007 and therefore have been presented as assets held for sale on the Fund's balance sheet. Total proceeds on the two remaining compressors, net of consignment fees, are expected to be approximately $3.0 million. No gain or loss is expected on the sale of these assets.

5. Fixed Assets

(a) Ceiling test

The Fund performed a ceiling test calculation at December 31, 2006 to assess the recoverable value of fixed assets. Forecast prices were obtained from third parties and adjusted for commodity differentials specific to the Fund. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from proved reserves exceeded the carrying value of the Fund's fixed assets at December 31, 2006.

	Oil		Gas	
Year	WTI *US$/bbl*	Edmonton Light *C$/bbl*	AECO *C$/mmbtu*	Alberta Reference *C$/mmbtu*
2007	$ 61.00	$ 68.58	$ 7.33	$ 7.12
2008	60.00	67.40	7.91	7.72
2009	60.00	67.37	7.89	7.70
2010	58.00	65.04	7.87	7.68
2011	56.00	62.71	8.02	7.83
2012	57.12	63.97	8.19	7.99
2013	58.26	65.25	8.35	8.15
2014	59.43	66.55	8.52	8.31
2015	60.62	67.88	8.69	8.48
Thereafter	+ 2.0%/annum	+ 2.0%/annum	+ 2.0%/annum	+ 2.0%/annum

(b) Depletion

The Fund does not exclude any value for unproved property costs in the depletion calculation. The depletion calculation includes future development costs of $47.2 million.

6. Asset Retirement Obligations

Undiscounted expenditures totalling approximately $48 million are expected to be made over the next 40 years. The Fund's credit adjusted risk free rate of 7% and an inflation rate of 2% were used to calculate the present value of the obligations.

The Fund's asset retirement obligations are as follows:

	2006	2005
Carrying amount, beginning of year	$ 30,348	$ 30,242
Liability incurred during the year, net of dispositions and adjustments	(2,661)	(4,120)
Settlement of liability during the year	(2,314)	(1,497)
Acquisitions during the year	4,198	3,608
Accretion expense	2,301	2,115
Carrying amount, end of year	$ 31,872	$ 30,348

7. Long Term Debt

Shiningbank Energy Ltd. maintains a $480 million revolving credit facility (increased from $365 million in September 2006) with a syndicate of Canadian chartered banks of which $430.3 million was drawn at December 31, 2006. Borrowings under the credit facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.45% (changed from 0.95% in December 2006), depending on the total debt to cash flow ratio, or, at the Corporation's option, the bankers' acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. The revolving period extends to April 25, 2007, at which time the credit facility, unless renewed, reverts to a two-year term with the quarterly principal payments, if necessary, commencing on July 26, 2007. Each quarterly payment would be one-twentieth of the principal outstanding on the term-out date with the balance owing at the end of the second year.

8. Income Taxes

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to the earnings before income taxes. This difference results from the following items:

	2006	2005
Earnings before income tax	$ 27,089	$ 108,384
Combined federal and provincial tax rate	34.50%	37.62%
Expected tax	9,346	40,774
Increase (decrease) in income taxes resulting from:		
Non-deductible Crown charges	4,822	5,700
Other	5,297	833
Internalization of management contract	155	500
Change in tax rate	(10,129)	(100)
Resource allowance	(1,220)	(3,400)
Non-taxable portion of net income	(47,173)	(51,044)
Future income tax recovery	(38,902)	(6,737)
Capital and large corporation taxes	224	885
Income and capital taxes	$ (38,678)	$ (5,852)

The components of the future income tax liability for the Corporation and its affiliates at December 31, 2006 and 2005 are as follows:

Future Income Taxes	2006	2005
Oil and natural gas properties	$ 145,598	$ 101,729
Asset retirement obligations	(8,101)	(9,153)
Non-capital losses	(2,006)	(3,465)
Other	(6,064)	(5,282)
	$ 129,427	$ 83,829

The non-capital losses expire as follows: 2008 – $4.8 million; 2009 – $6.4 million and 2013 – $1.1 million.

For the entities not subject to tax, the net difference between the tax bases and the reported amount is $86.6 million.

On December 21, 2006, the Federal Minister of Finance released draft legislation to implement proposals originally announced on October 31, 2006 relating to the taxation of certain distributions from certain trusts and partnerships (the "Trust Taxation Proposal"). Subject to the Trust Taxation Proposal, returns on capital are generally taxed as ordinary income in the hands of a unitholder who is resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"). Pursuant to the Trust Taxation Proposal, commencing January 1, 2011 (provided the Fund only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Fund which would otherwise have been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the trust level. Returns of capital generally are (and under the Trust Taxation Proposal will continue to be) tax-deferred for unitholders who are resident in Canada for purposes of the Tax Act (and reduce such unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act). Distributions, whether of income or capital to a unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax.

9. Trust Units

(a) Authorized

300,000,000 Trust Units

(b) Issued

	2006		2005	
	Number	Amount	Number	Amount
Balance, beginning of year	68,186,198	$ 996,855	54,140,619	$ 706,954
Issued on acquisition *(note 3)*	17,260,137	347,101	8,837,793	177,816
Issued for cash	–	–	4,100,000	100,245
Issued on conversion of Exchangeable Shares	100,000	923	402,887	4,080
Issued for cash under Distribution Reinvestment Plan	217,706	4,956	355,498	8,302
Issued on exercise of rights	134,665	2,044	349,401	4,451
Less: Commissions and issue costs		(85)		(5,551)
Transfer from contributed surplus on exercise of rights		519		558
Balance, end of year	85,898,706	$ 1,352,313	68,186,198	$ 996,855

(c) Exchangeable Shares

On October 9, 2002, SHC issued 1,136,614 Exchangeable Shares in connection with the management internalization transaction (see note 12). The Exchangeable Shares are non-transferable and exchangeable, at the option of the holder, into Trust Units for no additional consideration. As at December 31, 2006, 75,775 (2005 – 151,549) Exchangeable Shares were held in escrow to be released in October 2007 under the terms of an escrow agreement. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution.

	2006		2005	
	Number	Amount	Number	Amount
Balance, beginning of year	184,326	$ 4,248	263,482	$ 7,019
Released from escrow	75,774	—	202,065	—
Conversion of Exchangeable Shares	(63,609)	(923)	(281,221)	(4,080)
Amortization of deferred portion		449		1,309
Balance, end of year	196,491	$ 3,774	184,326	$ 4,248
Exchange ratio, end of year	1.58724		1.44988	
Trust Units issuable upon conversion of non-escrowed shares	311,878		267,251	
Trust Units issuable upon conversion of 75,775 escrowed shares	120,273		219,728	
Total Trust Units issuable upon conversion of all shares	432,151		486,979	

(d) Trust Unit Rights Incentive Plan

Under Shiningbank's Trust Unit Rights Incentive Plan the initial exercise price of rights granted may not be less than the current market price of the Trust Units as of the date of grant and the maximum term of each right is not to exceed 10 years. The exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to unitholders in any calendar quarter exceed 2.5% (10% annually) of the Fund's consolidated net book value of fixed assets. A total of 3,995,692 Trust Units have been reserved for issuance under the plan, of which 3,944,964 rights had been issued as at December 31, 2006. At December 31, 2006, there were 2,633,002 rights outstanding (2005 - 1,855,000), of which 987,002 (2005 - 500,833) were exercisable at a weighted average exercise price of $13.35 (2005 - $12.84).

In January 2007, the Board of Directors of the Corporation approved a new long-term incentive program which is comprised of a Restricted Unit Plan and a Performance Unit Plan. With the adoption of the new long-term incentive program, it is anticipated that the granting of Trust Unit rights will occur only in limited circumstances [see note 9 (e)].

	2006		2005	
Rights	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	1,855,000	$ 16.74	1,396,901	$ 14.74
Granted	991,000	$ 27.95	847,500	$ 21.63
Forfeited	(48,333)	$ 24.24	(40,000)	$ 19.76
Exercised	(134,665)	$ 15.18	(349,401)	$ 12.74
Balance before reduction of exercise price	2,663,002	$ 20.86	1,855,000	$ 18.16
Reduction of exercise price		(1.46)		(1.42)
Balance, end of year	2,663,002	$ 19.40	1,855,000	$ 16.74

The following table summarizes information about Trust Unit rights outstanding and exercisable at December 31, 2006:

	Rights Outstanding			Rights Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life *(Years)*	Weighted Average Exercise Price	Number Exercisable at December 31, 2006	Weighted Average Exercise Price
$7.00 to $11.99	482,500	5.3	$ 10.03	482,500	$ 10.03
$12.00 to $15.99	447,001	7.1	$ 14.62	273,668	$ 14.61
$16.00 to $18.99	722,501	8.1	$ 18.57	209,168	$ 18.58
$19.00 to $22.99	175,000	9.2	$ 20.98	21,666	$ 21.05
$23.00 to $27.99	836,000	9.0	$ 27.76	—	$ —
$7.00 to $27.99	2,663,002	7.8	$ 19.40	987,002	$ 13.35

Shiningbank recorded Trust Unit incentive compensation expense of $3.8 million for the year ended December 31, 2006 (2005 - $2.5 million) for rights issued between 2003 and 2006. This expense is related to general and administrative expenses.

The following table reconciles the movement in the contributed surplus balance:

Contributed Surplus	2006	2005
Balance, beginning of year	$ 3,364	$ 1,416
Trust Unit incentive compensation	3,836	2,506
Net benefit on rights exercised[1]	(519)	(558)
Balance, end of year	$ 6,681	$ 3,364

[1] Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' equity.

The $6.0 million fair value of the 991,000 rights issued during the year, being $6.03 per right (2005 - $4.67 per right), was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rates of 3.9% to 4.6% (2005 - 3.8% to 4.2%), volatility of 60%, life of 10 years, and a dividend yield rate of 10% representing the difference between the anticipated distribution and the anticipated reduction in the strike price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

(e) Long-term Incentive Program

In January 2007, the Board of Directors of the Corporation approved a new long-term incentive program which is comprised of a Restricted Unit Plan and a Performance Unit Plan. With the adoption of the new long-term incentive program, it is anticipated that the granting of Trust Unit rights will occur only in limited circumstances.

Under the Restricted Unit Plan, grants of restricted units ("Restricted Units") mature as to one-third of the number granted on each of the first, second and third anniversaries of the grant date. On each maturity date, the number of maturing Restricted Units is adjusted to give the holder credit for any distributions paid since the grant date. The "adjusted" number of Restricted Units is then multiplied by the current market value of the Trust Units to determine the cash payment that the holder of the Restricted Units is entitled to receive.

Under the Performance Unit Plan, the Compensation Committee of the Board of Directors of the Corporation establishes performance measures and the threshold level of performance for performance units ("Performance Units") granted under the plan to become payable. For Performance Units granted in 2007, the performance measure is total unitholder return (assuming reinvestment of distributions) relative to a selected peer group.

The Performance Units mature on the third anniversary of the grant date. On the maturity date, the number of Performance Units is multiplied by a performance multiplier, which is based on the percentile rank of the Fund's three-year total unitholder return relative to a selected peer group. If the Fund's percentile rank is less than 35, the performance multiplier is zero and no payments are made for the Performance Units then maturing. For percentile rankings between 35 and 75, the performance multiplier ranges from 0.4 to 2.0. The maximum performance multiplier is 2.0. Assuming that the percentile rank is greater than 34, the "performance adjusted" number of Performance Units is then adjusted to give the holder credit for any distributions that have been paid since the grant date. The "performance and distribution adjusted" number of Performance Units is then multiplied by the current market value of the Trust Units to determine the amount of the cash payment that the holder of the Performance Units is entitled to receive.

Under both the Restricted Unit Plan and the Performance Unit Plan, the current market value of the Trust Units is based on the weighted average trading price on the Toronto Stock Exchange for the 10 trading days preceding the maturity date.

On January 2, 2007, a total of 136,664 Restricted Units and 122,945 Performance Units were granted.

(f) Distribution Reinvestment Plan

The Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") entitles eligible unitholders to purchase additional Trust Units by re-investing their cash distributions or by making additional optional cash payments of up to $3,000 per quarter for the purchase of additional Trust Units. Trust Units are acquired on the open market at the prevailing market price or issued from treasury at the average market price over the last 10 days of trading. During 2006, 217,706 Trust Units were issued from treasury (2005 - 355,498) under the DRIP for proceeds of $5.0 million (2005 - $8.3 million).

(g) Per Trust Unit Amounts

For the year ended December 31, 2006, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 74,192,685 (2005 - 59,711,327). In computing diluted net earnings per Trust Unit, the dilutive effect of Trust Unit rights and escrowed Exchangeable Shares added 332,464 Trust Units (2005 - 965,690) to the weighted average number of Trust Units outstanding.

10. Other Cash Flow Disclosures

	2006	2005
Change in non-cash operating working capital		
Business acquisitions *(note 3)*	$ (10,901)	$ (44,348)
Accounts receivable	427	(26,233)
Prepaid expenses	(2,507)	(2,276)
Accounts payable and accrued liabilities	(7,202)	27,060
	$ (20,183)	$ (45,797)
Change in non-cash financing working capital		
Distributions payable to unitholders	$ (8,304)	$ 16,020
Change in non-cash investing working capital		
Accounts payable for capital accruals	$ 4,760	$ 11,004
Cash payments		
Cash payments made for taxes	$ 813	$ 772
Cash payments made for interest	$ 15,204	$ 8,474

11. Financial Instruments

As at December 31, 2006, there are no significant differences between the carrying amounts and the fair value of accounts receivable, accounts payable, accrued liabilities, and Trust Unit distributions payable due to the short-term nature, or to long-term debt due to the floating interest rate. The Corporation is exposed to interest rate variance on the long term debt disclosed in the balance sheet. Gains and losses on commodity price hedges are included in revenues upon the sale of related production provided there is reasonable assurance that the hedge is and will continue to be effective.

Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated credit risk. Substantially all derivative financial instruments are entered into with Canadian chartered banks in order to reduce credit risk.

At December 31, 2006, Shiningbank held certain derivative financial instruments which are not recognized on the consolidated balance sheets. The estimated market value at December 31, 2006, had the contracts been settled at that time, would have been a gain of $8.0 million.

Period	Commodity	Volume	Price
July 1, 2006 - March 31, 2007	Gas	5,000 GJ/d	$6.00/GJ floor $10.05/GJ ceiling
July 1, 2006 - March 31, 2007	Gas	5,000 GJ/d	$6.25/GJ floor $10.50/GJ ceiling
November 1, 2006 - March 31, 2007	Gas	5,000 GJ/d	$8.55/GJ floor $11.50/GJ ceiling
December 1, 2006 - March 31, 2007	Gas	5,000 GJ/d	$6.75/GJ floor $9.70/GJ ceiling
January 1, 2007 - December 31, 2007	Gas	10,000 GJ/d	$6.50/GJ floor $9.00/GJ ceiling
January 1, 2007 - December 31, 2007	Gas	5,000 GJ/d	$7.00/GJ floor $8.70/GJ ceiling
April 1, 2007 - October 31, 2007	Gas	10,000 GJ/d	$6.70/GJ floor $8.55/GJ ceiling
April 1, 2007 - December 31, 2007	Gas	10,000 GJ/d	$7.77/GJ
January 1, 2007 - December 31, 2007	Oil	500 bbl/d	US$60.00/bbl floor US$75.00/bbl ceiling

Subsequent to December 31, 2006, Shiningbank entered into two additional hedge contracts.

Period	Commodity	Volume	Price
April 1, 2007 - October 31, 2007	Gas	5,000 GJ/d	$6.65/GJ floor $8.55/GJ ceiling
April 1, 2007 - October 31, 2007	Gas	5,000 GJ/d	$7.00/GJ floor $9.00/GJ ceiling

12. Internalization of Management Contract

Effective October 9, 2002, the Fund acquired all of the outstanding shares of Shiningbank Energy Management Inc., the former manager of the Fund. Total consideration for the transaction consisted of a cash payment of $2.9 million plus 1,136,614 Exchangeable Shares.

Total consideration:		
Cash	$	2,910
Exchangeable Shares issued		16,490
Costs associated with the transaction		1,195
Total purchase price	$	20,595

Prior to the acquisition, the Fund paid the former manager fees equal to 3.25% of net operating income, and 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of the management agreement. The acquisition resulted in the elimination of all fees and dividends under the management contract.

Exchangeable Shares in the amount of $10.0 million were originally subject to escrow provisions and are being deferred and amortized into income as internalization of management contract expense over the specific vesting periods through 2007. For the year ending December 31, 2006, $449,000 (2005 - $1.3 million) has been recorded as expense representing the amortization of these escrowed Exchangeable Shares.

13. Commitments and Contingencies

The following is a summary of the Fund's contractual obligations and commitments as at December 31, 2006:

	Payments Due by Period				
	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Operating leases	$ 10,243	$ 2,727	$ 5,648	$ 1,868	$ –
Pipeline transportation	2,430	1,209	1,221	–	–
Total obligations	$ 12,673	$ 3,936	$ 6,869	$ 1,868	$ –

The Fund is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Fund's financial position or reported results of operations.

14. Related Party Transactions

During 2006, Shiningbank incurred $959,000 for legal services (2005 - $1.0 million) provided by a firm in which a current director is a partner, $674,000 of which was outstanding at December 31, 2006. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at cost.

five-year review

Financial

($ thousands, except per Trust Unit amounts)	2006	2005	2004	2003	2002
				Restated	*Restated*
Oil and natural gas sales[1]	$ 400,796	$ 419,663	$ 307,514	$ 247,207	$ 142,661
Royalties	(74,230)	(88,078)	(63,930)	(53,628)	(26,470)
Transportation costs[1]	(5,898)	(5,304)	(5,550)	(5,050)	-
Operating costs	(70,687)	(53,045)	(48,692)	(40,536)	(31,583)
Operating netbacks	249,981	273,236	189,342	147,993	84,608
General and administrative	13,290	10,244	6,681	4,649	4,143
Management fees	-	-	-	-	1,939
Interest on long term debt	15,722	8,423	6,159	6,103	5,109
Internalization of management contract	-	-	818	608	4,509
Other	224	1,805	806	595	665
Funds flow from operations	220,745	252,764	174,878	136,038	68,243
Depreciation, depletion and accretion	189,595	142,370	118,547	78,853	63,627
Internalization of management contract	449	1,309	2,693	5,381	6,475
Trust Unit incentive compensation	3,836	2,506	1,263	572	-
Gain on sale of other assets	-	(920)	(232)	-	-
Net earnings before income taxes	26,865	107,499	52,607	51,232	(1,859)
Future income tax recovery	(38,902)	(6,737)	(86,199)	(12,722)	(14,457)
Net earnings after income taxes	$ 65,767	$ 114,236	$ 138,806	$ 63,954	$ 12,598
Funds flow from operations	$ 220,745	$ 252,764	$ 174,878	$ 136,038	$ 68,243
Capital expenditures	(131,373)	(81,772)	(56,339)	(22,931)	(11,867)
Asset retirement expenditures	(2,314)	(1,497)	(684)	(218)	(385)
Working capital adjustments	125,153	12,771	28,505	9,398	13,616
Distributions to unitholders	$ 212,211	$ 182,266	$ 146,360	$ 122,287	$ 69,607
Distributions per Trust Unit	$ 2.83	$ 2.97	$ 2.76	$ 2.85	$ 2.16
Long term debt	$ 430,328	$ 199,129	$ 182,147	$ 121,691	$ 115,283
Unitholders' equity	$ 948,849	$ 736,992	$ 515,944	$ 364,215	$ 264,887
Total assets	$1,649,012	$ 1,169,580	$ 826,797	$ 614,149	$ 507,824
Trust Units outstanding at year end	85,899	68,186	54,141	44,343	33,194
Average Trust Units outstanding during year	74,193	59,711	52,209	41,595	31,677

[1] 2003 - 2006 oil and natural gas sales and average prices are stated before transportation costs.

Operations

	2006	2005	2004	2003	2002
Daily production					
Oil *(bbl/d)*	2,335	2,346	2,381	2,023	2,054
Natural gas *(mmcf/d)*	106.8	93.2	86.6	74.9	64.2
Natural gas liquids *(bbl/d)*	3,060	3,003	3,125	2,252	1,454
Oil equivalent *(boe/d)*	23,192	20,876	19,933	16,759	14,214
Natural gas percentage of total production	77%	74%	72%	74%	75%
Average sales price (after hedging)[1]					
Oil *($/bbl)*	$ 64.39	$ 61.78	$ 43.14	$ 37.95	$ 36.31
Natural gas *($/mcf)*	$ 7.26	$ 9.13	$ 7.06	$ 7.00	$ 4.32
Natural gas liquids *($/bbl)*	$ 55.77	$ 50.42	$ 40.24	$ 33.65	$ 26.59
Oil equivalent *(boe/d)*	$ 47.29	$ 54.96	$ 42.14	$ 40.42	$ 27.50
Proved plus probable reserves - company interest[2]					
Oil and natural gas liquids *(mbbl)*	21,414	19,308	18,783	15,236	11,893
Natural gas *(bcf)*	425.4	373.5	307.6	253.0	210.0
Oil equivalent *(mboe)*	92,311	81,558	70,052	57,395	46,890

[1] 2003-2006 oil and natural gas sales and average prices are stated before transportation costs.
[2] Company interest includes working interest plus royalty interests attributable to the Fund.

Trading History

	2006	2005	2004	2003	2002
High	$ 29.52	$ 30.99	$ 23.98	$ 18.99	$ 15.95
Low	$ 12.51	$ 22.00	$ 16.51	$ 14.80	$ 10.00
Close	$ 12.85	$ 29.15	$ 21.49	$ 18.64	$ 15.15
Volume *(millions of units)*	124.9	53.0	44.0	37.3	25.0

corporate information

how to contact us

Board of Directors

Arne R. Nielsen
Chairman

David M. Fitzpatrick
President and Chief Executive Officer

Edward W. Best
Director

Richard W. Clark
Director

D. Grant Gunderson
Director

Robert B. Hodgins
Director

Warren D. Steckley
Director

Officers

David M. Fitzpatrick
President and Chief Executive Officer

Bruce K. Gibson
Chief Financial Officer

Gregory D. Moore
Chief Operating Officer

J. Lance Petersen
Vice President, Land

R. Bruce Thornhill
Vice President, Geology

Daniel B. Williams
Vice President, Acquisitions and Divestments

Alan G. Glessing
Vice President, Administration and Controller

Murray J. Desrosiers
Corporate Secretary and General Counsel

Head Office

Suite 1400, 111 - 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 268-7477
Fax: (403) 268-7499
Toll free: (866) 268-7477
E-mail: irinfo@shiningbank.com

Investor Relations

Debbie Carver
Investor Relations Coordinator

Trustee

Computershare Trust
Company of Canada
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Engineering Consultants

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

Legal Counsel

Gowling Lafleur Henderson LLP
Calgary, Alberta

Stock Exchange Listing

Symbol: SHN.UN
Toronto Stock Exchange

Notice of Meeting

The Annual and Special Meeting of the unitholders of Shiningbank Energy Income Fund will be held on Tuesday, May 15, 2007 at the Calgary Petroleum Club, 319 - 5 Avenue S.W., Calgary, Alberta, Canada beginning at 3:00 p.m. MDT. Investors are invited to attend the meeting. All unitholders are encouraged to complete their Proxy or Voting Information Form and submit their voting instructions, as directed by the applicable form, in a timely manner to ensure that their Trust Units are represented at the meeting.

Abbreviations

bbl	*barrels of oil or natural gas liquids*
bcf	*billion cubic feet of natural gas*
boe	*barrels of oil equivalent (6,000 cubic feet of natural gas is equivalent to one barrel of oil)*
/d	*per day*
GJ	*gigajoule*
mbbl	*thousand barrels*
mboe	*thousand barrels of oil equivalent*
mcf	*thousand cubic feet of natural gas*
mmcf	*million cubic feet of natural gas*
mmbtu	*million British thermal units*
NGL	*natural gas liquids*
AECO	*Alberta benchmark gas price*
WTI	*West Texas Intermediate*

A Note About BOEs

The term boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Printed in Canada

File No. 82-34977

continuing our focus

SHININGBANK ENERGY INCOME FUND

2006 Fund Report

RECEIVED
2007 APR -5 P 12:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE



July 31, 1996 Shiningbank begins trading on the TSX...Shiningbank Lake,

Over the past 10 years, Shiningbank has built a fund focused on four fundamentals: strong leadership through an experienced management team and Board, an emphasis on natural gas, acquiring only quality assets and preserving a strong balance sheet.

For unitholders, this focus has been important and rewarding. In the 10 years since Shiningbank first began trading as an oil and gas royalty trust on the Toronto Stock Exchange, investors have received an average 26% return per annum.





located near one of the Fund's first properties, becomes its namesake...1997 Production grows to nearly 5,000 boe/d...Gas is

Forward-looking statements

This document contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may," "will", "project", "should", "believe", or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this document and in the Fund's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2006, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Shiningbank has been one of the top performers in the oil and gas trust sector, but that has not come without challenges. The latest is the federal government's plan to introduce a new tax regime for income funds and royalty trusts starting in 2011.

While there is much work to be done in assessing the impacts, we are committed to generating strong investment returns for our unitholders by putting the cornerstones of our business front and centre and continuing our focus.





selling for less than $2.50/mcf... 1998 A collapse in world oil prices hurts the energy sector... Shiningbank outperforms its

Total return

(cash distributions plus unit price)

Our compound annual return of 20% for the past five years, and 26% for the past 10 includes a minus 46% total return in 2006, caused by gas prices hitting a four-year low and shock waves on the TSX following the federal government's proposal to tax income trusts.



26% 10 years (1996-2006)
20% 5 years (2002-2006)
(46)% 1 year (2006)
6% 3 years (2004-2006)

focusing on strong leadership
continuity and experience

Shiningbank's management team and Board of Directors include some of the most experienced people in Canada's oil and gas industry. Their vision has always been to generate superior returns to unitholders and ensure accretive growth while building longevity in Shiningbank's asset base.



peers because of its gas weighting...1999 Oil prices rebound...70% of production is gas...2000 A frigid winter sends gas prices

Board of Directors



Arne R. Nielsen
Chairman

Arne is a pioneer of the Canadian oil and gas industry and co-founder of Shiningbank. His 50+ years industry experience includes 10 years as President of Mobil Oil Canada Ltd. His contributions to the energy sector include being inducted into the Canadian Petroleum Hall of Fame, an honorary Doctorate from the University of Alberta and being named to a list of Albertans who had an impact on the 20th century.



Edward W. Best
Director

Ted has over 50 years industry experience including being President of the Oil and Gas Division and a director of BP Canada. Since his retirement Ted has been a consultant in the petroleum industry and a director of a number of senior and junior oil and gas companies. Ted has also been inducted into the Canadian Petroleum Hall of Fame.



Richard W. Clark
Director

Richard was Shiningbank's Corporate Secretary from inception until joining the Board in mid-2005. He has practiced law since 1991 and is currently a partner with Gowling Lafleur Henderson in Calgary. His areas of expertise include corporate governance, securities law, corporate finance and mergers and acquisitions.

The Management Team



Dave Fitzpatrick
President and Chief Executive Officer

Dave is a geological engineer with considerable technical expertise. Prior to co-founding the Fund, Dave spent 20 years in the oil and gas industry, much of it in senior management with publicly-traded companies.



Bruce Gibson
Chief Financial Officer

Bruce is a Chartered Accountant with 25 years experience as a senior executive with several gas weighted companies. He has extensive hands-on knowledge of oil and gas financial management, commodity marketing and public equity market issues.



Greg Moore
Chief Operating Officer

Greg oversees all production and drilling operations and evaluations of potential acquisitions. His 30+ years of technical expertise encompasses a broad base of drilling, production optimization and reservoir performance.



Lance Petersen
Vice President, Land

Lance joined the Fund in late 2006 bringing almost 20 years oil and gas experience in land management, aboriginal affairs and community relations.



soaring to $15/mcf... The Fund's first corporate merger strengthens operations in west-central Alberta... Shiningbank leads the



D. Grant Gunderson
Director

Grant's 40 years of experience in the oil and gas industry has been extensive and varied. He has directed corporate and asset evaluations, mergers and acquisitions, business plans and financial reorganizations with companies such as Mobil Oil Canada Ltd., Canadian Superior Oil Ltd. and Bowtex Energy (Canada) Corporation.



Robert B. Hodgins
Director

Bob is a Chartered Accountant and independent businessman with over 25 years experience with a specialty in finance and treasury operations. He has worked with several large Canadian corporations such as Pengrowth Energy Trust, Canadian Pacific Ltd. and TransCanada PipeLines Limited. He is also an active board member of several energy-related organizations.



Warren D. Steckley
Director

Warren combines more than 28 years of oil and gas industry experience with financial and investment expertise. He is currently President and Chief Operating Officer for Barnwell of Canada Limited, a subsidiary of a company listed on the American Stock Exchange, and sits as a director for several private and public oil and gas companies.

focusing on natural gas long-term upside

We are primarily a natural gas producer with 76% of our production and reserve base being natural gas. Gas pricing is volatile season to season, but we are bullish on gas longer term based on the tight balance between supply and demand in North America.



sector with an 86% total return...2001 Shiningbank's 5th anniversary and total distributions surpass $11...Unitholders from



(mmcf/d)
120
80
40
106.8
96 97 98 99 00 01 02 03 04 05 06

Natural gas production


$5.80 2001
$7.26 2006
$8.09 2011
(5-year futures contracts in 2007)
$1.92 1996

Average natural gas prices
($/mcf)

Outlook for natural gas prices
Gas markets have been working through a low in the pricing cycle, but later this year - and longer term, analysts agree that market fundamentals should support a higher trading band for gas prices.



1996 have earned back over 100% of their original $10 investment...2002 Bear equity market, yet Shiningbank returns 24% for

focusing on long-life assets
quality assets

We have built three core areas concentrated around **long-life natural gas assets.** Any asset we acquire must have a number of characteristics: a long and predictable production history, NGL-rich gas, **high operatorship** and a geographic fit within our core areas. We also focus on properties where we can **cost-effectively add value** through low-risk development drilling.





the year...2003 Production exceeds 16,500 boe/d...Two large acquisitions start to build Ferrier/O'Chiese as an operational

Reserves
(mboe, proved plus probable) (year end)

62% of reserves are in the proved category, which adds greater certainty to the reserve base.



47,171 2001
92,311 2006
57,395 2003
15,188 1996

Core Areas

Shiningbank has built three core areas and operates about 75% of production.


Sousa
Grande Prairie
West-central Alberta



powerhouse...2004 Most active year to date for developmental drilling - 100 wells, only four are dry...Unitholders have averaged


15.0
(years)
9.8
10.0
5.0
96 97 98 99 00 01 02 03 04 05 06

Reserve Life Index

focusing on development drilling
cost-effective growth

We have a low-risk drilling inventory that will keep us busy for the next two years at least. Our goal is to replace natural declines to stabilize our overall production level. Our depth of technical knowledge in west-central Alberta has led to a drilling success rate of over 90% in the past few years, and competitive development costs.



a 41% annual return for the past five years...2005 Hurricane Katrina puts winter gas supply in jeopardy driving gas prices to a





four-year high of over $12.00/mcf...Two acquisitions valued at $300 million set the stage for more aggressive low-risk



Net wells drilled
(number of net wells)
120
80
40
106.3
96 97 98 99 00 01 02 03 04 05 06



Net undeveloped land
(thousands of net acres)
600
400
200
552
96 97 98 99 00 01 02 03 04 05 06

conservative financial management
strong and uncomplicated balance sheet

We maintain a **strong balance sheet** by being conservative in our use of debt. This has kept our cost structure low, while ensuring lines of credit are available to respond to new acquisition opportunities. There are **no convertible debentures** or other debt instruments in the Fund; we have a simple balance sheet.





drilling...2006 Record warm winter forces gas prices to a four year low...Drilling and another acquisition boost gas

Debt to cash flow ratio
(year end)

The Fund's fiscal strategies include ensuring debt is maintained at a prudent level against cash flow.



1.9:1 2006
1.0:1 2004
1.4:1 2001



production to 120 mmcf/d...10 years of distributions exceed $25...In October the federal government announces its intention to



($ millions, year end)
2,000
1,500
1,000
500
1,104
96 97 98 99 00 01 02 03 04 05 06

Market capitalization

president's message to unitholders

What a year.

It was the most unusual and volatile in our history. In 2006 we passed the 10-year mark as an oil and gas royalty trust with a solid track record of a compound rate of return of 26% per year.



tax trusts which sends unit prices across the sector into a tailspin...2007 In light of equity markets, the Fund is among the first

That makes us one of the top performers in our sector through those years – and one of the best in Canada. In distributions alone, our unitholders have received over $25 per unit over the past 10 years, and $2.83 per unit in 2006. Yet last year was the most unusual and volatile in our history. Our 2006 total return of minus 46% was in direct contrast to our track record due to events outside of our control, which I will discuss here. The trust sector is undergoing challenges and change, and at Shiningbank, the interests of our unitholders have always been paramount. That will not change.

Strategic acquisition

The acquisition of Find Energy Ltd. (Find) in September added roughly 4,900 boe/d, 77% natural gas, in a strategic expansion of our operations in the Ferrier/O'Chiese area in west-central Alberta. The transaction included a large land spread contiguous to our existing holdings which will enhance our development drilling program for at least two years. In 2007, we are planning to drill over 200 gross wells. The +90% success of our low risk drilling program continues to play an important role in maintaining the stability of our production.

Our average gas price in the first quarter was the highest in four years; six months later it was the lowest in four years.



to reduce distributions...The next day, investment house RBC Capital Markets upgrades Shiningbank to "outperform" the sector.

Gas price volatility

Gas prices were more volatile than usual in 2006. Our average gas price in the first quarter was the highest in four years; six months later it was the lowest in four years. We were able to capture the price spike for unitholders with a $0.30 per unit distribution for four months beginning in December 2005. As a relatively warm winter unfolded in North America, unusually high levels of gas were left in storage causing prices to erode through the year. As a result, most trusts in the sector cut distributions. Ours were reduced to $0.25 per unit beginning in April and to $0.23 in August, a level unitholders had received for over two years prior to the price run-up. The gas price slide did not go unnoticed by the equity market and oil and gas trusts and companies saw a drop in the prices of units and shares. Then, just as we were on the cusp of the winter heating season with gas prices gathering strength, the Canadian trust sector found itself in very different circumstances.

Just as we completed a key acquisition and gas prices were gaining strength with the onset of the winter heating season, the trust sector found itself in very different circumstances.

The federal government's proposed tax on trusts

On October 31 the federal government surprised the country with a proposal to tax income funds and trusts. While still not law, the government plans to have the changes take effect January 2011, so for the next four years there will be no direct tax impact on our cash flow or on unitholders' distributions. Although the equity market has partially recovered, the government's announcement led to an immediate drop in the value of energy trusts with approximately $20 billion destroyed in equity for TSX investors.

Today, four months after the announcement, we are not sure if the legislation will become law, and the new rules are now being reviewed by the Finance Committee of the House of Commons. (See page 30 for a discussion of the proposed changes and its impact on unitholders.)

One immediate impact was the termination of our acquisition of Rider Resources Ltd., which was to close in early December. At that time, there was no clear indication of what the government would permit in terms of acquisitions and mergers; in other words, just how much trusts would be allowed to grow in the four-year transition period. The economics also became less attractive with the decline in our unit price. On December 11, the Boards of both Shiningbank and Rider agreed the transaction was no longer in the best interest of investors of either entity. On December 15, the government did issue clarification indicating that over the next four years trusts will be able to double the enterprise value that existed on October 31.

Shiningbank's response to the tax issue

We believe that the proposed tax on trusts is ill-conceived and will do significant damage to the Canadian economy; it has already done significant damage to the reputation of Canadian capital markets considering the surprise element in the announcement. We are fully aware that our unitholders have been hurt with the fall in our unit price and that many people, both retired and actively working, rely on their own investment income to maintain their standard of living, or for future retirement.

The trust model was established in the oil and gas business 20 years ago and has proven to be economically sound for investors and the Canadian economy. Shiningbank was created in 1996 with a $53 million public offering of Trust Units.

In January 2007, we announced a change in our distribution policy which will see 60-65% of our cash flow distributed to unitholders.

Today our production is six times higher and our reserve base has grown eight times. The Fund's value has grown to more than $1.0 billion through efficient exploitation of gas-focused properties and the acquisition of assets. We have paid over $900 million in distributions to our unitholders. Shiningbank has grown from only eight employees in 1996 to over 120 employees and consultants in 2006.

Shiningbank is a good example of a Canadian success story. As an income fund, our business plan requires that we distribute a large portion of cash flow to unitholders. Under that model, it has taken discipline and focus to deliver the outstanding investment returns and magnitude of growth that we have for our unitholders. Shiningbank's performance is in direct contrast with assertions by the federal government that trusts threaten Canada's long-term economic growth and limit the ability of Canadian capital intensive industries to invest, grow and compete.

New distribution policy

Closer to home, we responded quickly to protect the Fund's financial strength and flexibility. In January 2007, we announced a change in our distribution policy which will see 60-65% of our cash flow distributed to unitholders, down from our three-year average of 84% which was one of the highest in the oil and gas trust sector. Our payout ratio is now in line with the sector average.

As a result, monthly distributions were reduced to $0.15 per unit from $0.23 per unit, beginning with the distribution payable February 15. This translates to a 14% cash-on-cash yield based on the closing price of our units on March 1, 2007.

The reduction resulted from two factors that, unfortunately, came together at the same time: an extended period of low gas prices, and a much higher cost of capital resulting from the decline in our unit price. As conservative financial managers, and considering the change in equity markets, the strategy behind the new policy is to fund substantially all of our capital program from cash flow. We will reinvest 35-40% of annual cash flow into our asset base. We anticipate this level of spending will allow us to maintain relatively stable production, while not being forced to increase bank debt, or issue new units.

With our high percentage of gas production, our distributions have always closely tracked gas prices, and we are encouraged by the strength in natural gas futures contracts for later this year. Management and the Board meet frequently to set our level of distribution, which we will continue to monitor against capital expenditures and cash flow.

Cumulative distributions per unit
($ per unit, year end)

Ten years of distributions have surpassed $25.00 per unit.


$25.19 10 years (1996-2006)
$8.56 3 years (2004-2006)
$2.83 1 year (2006)
$13.57 5 years (2002-2006)

Our fundamental strengths

At Shiningbank we are confident that long term, no matter what developments occur, there is an ongoing appetite for a cash yield by Canadian investors. We are also confident that Shiningbank will remain a profitable and attractive investment into the future. Shiningbank has a 10-year track record of top-ranked investment returns in our sector, and we attribute that to our discipline in adhering to the business fundamentals established when the Fund was formed.

Firstly, we have always had a natural gas focus, which today makes up 76% of our production and reserve base. In a short-term window, gas prices are always volatile; longer term, we believe gas provides upside for our unitholders. Concerns about adequate gas supply in North America continue to drive volatility in the markets, but also pricing strength.

We have a very experienced senior management group and a committed Board of Directors, which includes the founders of Shiningbank. Their combined insight is behind another business fundamental – our conservative fiscal policies, particularly when it comes to maintaining a strong balance sheet to ensure flexibility to act on opportunities as they arise.

Underlying the value of the Fund is our strong base of assets – long-life reserves with low rates of production decline, NGL-rich natural gas and outstanding development opportunities. Shiningbank has 552,000 net acres of undeveloped land and an inventory of low risk drilling prospects extending out for the next two years. That opportunity base is balanced by highly competitive finding and development costs with the drill bit; our three-year average is $14.29/boe for proved plus probable reserves.

Our fundamentals will continue to be the base of our operations and, in fact, we see them being more important than ever as the trust sector moves through a period of flux and adaptation. We are intent on remaining competitive and proactive and delivering strong returns for our unitholders.

Shiningbank has a 10-year track record of top-ranked investment returns in our sector, which we attribute to the business fundamentals established when the Fund was formed and which are more important today than ever.

Momentum is continuing in 2007

We are continuing our focus on stability within the Fund, and creating value for unitholders. Production in 2007 is expected to increase about 10% from 2006 to average 25,500 to 26,000 boe/d. Natural gas is forecast to make up 76% of our volumes based on an average of 120 mmcf/d for the year. Most of the production increase will stem from the acquisition of Find last September, while we are planning to replace almost all of our naturally-occurring production declines through an active development drilling program.

The momentum in our drilling program is based on a capital budget of $110 to $120 million, slightly lower than in 2006, which will emphasize low risk, NGL-rich natural gas drilling locations in our inventory. We expect to drill 210 (85 net) low risk wells, predominantly in our Ferrier/O'Chiese area. With the lower payout ratio announced in January 2007, we are planning to fund substantially all of the 2007 capital program from cash flow as dictated by our more conservative distribution policy.

Continuing our focus

Shiningbank has prospered for 10 years delivering outstanding investment returns and substantial growth, despite many ups and downs in the industry. As we enter 2007, we have moved to preserve our financial flexibility and ultimately, the stability of our distributions over the long term.

We are committed to standing on our strengths. We will continue our focus on the fundamentals that have served our unitholders so well in the past. While we will have to work through the longer-term issues within the trust sector, we are continuing our focus on ensuring Shiningbank remains vibrant and profitable, and continues to be a superior investment.

David M. Fitzpatrick
President and Chief Executive Officer
March 1, 2007

keeping our unitholders informed

The management team is regularly on the road across the country meeting with unitholders.
In the next pages, we look at some of the main topics on people's minds.

Gas marketing **Why are prices so volatile?**

Strength in our assets **Understand our assets, and you understand Shiningbank**

Development drilling **On the heels of our most active year to date**

Performance highlights **Our 2006 operational numbers**

Distribution information **Commonly asked questions**

The tax issue **What you should know about the government's plans**

Corporate governance **Protecting your interests, our ultimate goal**

Shiningbank's employees and consultants **Our most valuable resource**

Corporate information **How to contact us**



gas marketing
why are prices so volatile?

At any moment, huge amounts of natural gas are speeding through a vast network of pipelines across North America. Meanwhile, gas sellers and buyers are intently watching computer screens and placing anonymous bids on the gas in that energy highway.

The sellers are mostly producers like Shiningbank; the buyers are residential and industrial utilities, gas-fired electricity plants, steel- or glass-makers requiring a large amount of processing heat, or companies producing plastics or anti-freeze where natural gas is used as a chemical building block.

On a normal day, both sellers and buyers are trying to catch one or two cents on the upside. On an abnormal day, the bids can move with alarming speed. A problem on a pipeline system, a hurricane like Katrina, or the forecast of a winter cold front closing in on New York can send gas prices soaring. On the other hand, a warm winter can send prices tumbling, as we saw over the past two winters. It all depends on the market's perception of there being enough gas supply to meet demand.

The storage factor

Gas is stored in hundreds of underground caverns in North America. When filled to capacity, these facilities hold enough gas to meet US demand for about seven weeks. Everyone in the gas business waits with anticipation for the weekly announcement of gas volumes in storage. Agencies in the US and Canada survey these facilities, and release an estimate of volumes still in storage.

A below average level of gas in storage will send prices higher as buyers lock into contracts to ensure their business can continue to operate at a reasonable cost. Early last winter, frigid temperatures and low volumes in storage sent December prices past $12.50/mcf. But the winter turned warm across the continent, which resulted in record levels of gas being left in storage, and by autumn prices had dropped to the lowest point in four years.

The seasonal cycle

Gas prices peak in the winter due to demand for heating. The summer months can also see price strength if hot weather sparks demand for air-conditioning powered by electricity from gas-fired plants. The spring and fall are known as the shoulder seasons as heating or cooling demand falls off, but along with the summer, they are also known as the injection seasons when gas storage is refilled. This seasonal cycle leads to a zigzag pattern for gas prices, with the magnitude always dependent on the market's perception of adequate supply.

Demand/supply fundamentals

The US is the world's largest gas consumer, and forecasters agree that demand will continue to increase, partly because gas is the cleanest burning of the fossil fuels. Yet supply continues to erode. Many gas fields in North America are mature with new wells having smaller reserves, and production rates are declining faster than in the past. New production methods could squeeze more gas from reservoirs, but the volatility of prices makes it difficult to fund these longer-term projects.


AECO monthly average daily spot (Cdn$/mcf)
Quarterly distributions ($ per unit)
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$1.15
$1.05
$0.95
$0.85
$0.75
$0.65
$0.55
$0.45
$0.35
$0.25
97
98
99
00
01
02
03
04
05
06

Distributions track gas price trends, which makes gas marketing and risk management critical to the Fund's performance.

Distributions versus gas prices

New sources of supply are still years away. Unlike oil, which can easily be shipped around the world, natural gas must be super-cooled until it turns into a liquid, known as liquefied natural gas (LNG). This LNG requires specialized tankers and ports. Only a few ports are operating in the US and none yet in Canada. Even with dozens of ports planned, LNG imports will not have a material impact on supply for years. Pipelines from Alaska and Canada's north continue to be delayed in the regulatory process. Another potential supply source, coalbed methane, producing gas naturally contained in coal seams, is in the early stage of development in Canada. All of these supply hurdles bode well for gas pricing and Shiningbank's unitholders.

Managing risk for unitholders

At Shiningbank, gas markets are watched daily, weekends included. Our task is to bridge lows in the market, while ensuring our unitholders have some exposure to commodity price highs. We continually scan for market indicators, including weather forecasts, and ways to maximize pricing or to lock in volumes and prices through hedge contracts. We do not use hedge contracts to speculate, but rather to stabilize cash flow. Our policy is to hedge no more than 50% of any commodity, gas or oil, at any one time. This ensures unitholders have some exposure to pricing upside. We may also capture upside by hedging volumes from a newly acquired property. If a property acquisition was valued based on a price of $6.00/mcf, and we can lock in the production at $6.50/mcf, we can immediately improve the short-term economics of the purchase.

To catch pricing upside, about 75% of our volumes are sold under short-term contracts, some lasting a few days to several months, or are available to be locked into a longer-term hedge. The rest is sold through a mix of contracts covering different pipelines, geographic markets and over various time frames, all of which help spread the risk. This portfolio approach also ensures unitholders benefit from some exposure to commodity price upside in what is a volatile business, but one with a strong outlook for the future.


$10.00
(Cdn$/mcf)
8.00(f)*
$7.50
$5.00
$2.50
96 97 98 99 00 01 02 03 04 05 06 07

At the end of February, futures contracts for 2007 were trading over $8.00/mcf; five years ago our gas price averaged $4.32/mcf.

10-year gas prices & 2007 AECO futures forecast*

strength in our assets

understand our assets, and you understand Shiningbank

Shiningbank's past performance – and future – rests on the deep-rooted strength of our asset base. We started with a few properties in west-central Alberta near our namesake, Shiningbank Lake. Today our production is six times higher and our reserve base has grown eight times.



Shiningbank has always focused on being a low-risk energy investment, and the crux of our strategy has been to acquire quality properties with inherent characteristics that reduce our risk, or add upside for unitholders. Through acquisitions, we have built three core areas and control almost all of the assets. West-central Alberta is our operational core accounting for about half of our production, but it is also a growth engine with outstanding development opportunities.

Discipline

Our growth has been steady and strategic. Every step, every acquisition, is geared to managing costs while we build stability and longevity into our asset base. Acquisition markets move in cycles, but our strategy is to wait for attractive pricing on assets with characteristics we deem to be high quality. It requires discipline, but the quality of our assets is critical to the Fund's longevity.

Premium natural gas

Shiningbank aggressively pursues natural gas. We have always had one of the highest percentages of natural gas in our sector, and today that stands at 76% of both production and reserves. We target NGL-rich gas, which is a particular advantage during low points in the gas price cycle. The NGL, such as butane or propane, is stripped out during processing and sold separately, which increases our netbacks. Our NGL prices were very strong in 2006 reaching a new high in the range of $60/bbl, up about $10 from the previous high.

Long-life reserves

Our asset base is built around long-life natural gas reserves. For the past 10 years, we have maintained our Reserve Life Index near the 10-year mark. Reserve Life Index is a measure of how long production can continue at its current rate. In other words, even with the steep rise in production over the years, our reserve base has kept pace to ensure a long production life for our assets.

Asset control

We operate about 75% of our production. As operator, we control capital spending, the degree and pace of development drilling and the marketing of our volumes. We have operated many of our assets for years and have a depth of technical knowledge about the production history, geology and reservoir characteristics of our properties. We also have a long technical history with the processing and pipeline infrastructure necessary to get our products to market. This knowledge base is invaluable for maintaining stable production through low risk development.


76% Gas
15% NGL
9% Oil

Reserve base
(proved plus probable)

The high NGL content of the Fund's gas translates into premium pricing.


29% Ferrier/O'Chiese
11% Sousa
6% Grande Prairie
6% Whitecourt
48% Other

Major producing properties
(% total production)

Production risk is reduced with volumes coming from a variety of properties.

Cost control comes into focus as we decide how a property is managed, and investigate ways to optimize facilities or the performance of individual wells or reservoirs. Operatorship also puts Shiningbank on the front line for monitoring the performance of our assets. Our dominance in west-central Alberta, a low cost area to begin with, has allowed us to reduce operating costs to well below the industry average of $9.50/boe.



Drilling upside

Shiningbank has substantial opportunities for low-risk development. We have a large undeveloped land portfolio of 552,000 net acres, 97% in Alberta. With that land spread our development drilling inventory has been increased to where we can actively drill for at least the next two years. Our goal is to cost-effectively maintain stable production. Our three-year average cost for reserve additions is $14.29/boe, an attractive metric when measured against current acquisition costs which are about 50% higher. Our sharp focus on west-central Alberta has led to a depth of technical understanding and consistent drilling success exceeding 90%.

Reserves have grown eight times over the past 10 years.

Proved plus probable reserves


100.0
75.0
50.0
25.0
(mmboe)
92.3
96 97 98 99 00 01 02 03 04 05 06

development drilling

on the heels of our most active year to date

Our low-risk development drilling has proven to be a cost-effective strategy for adding value for unitholders. Most of our drilling takes place in west-central Alberta at Ferrier/O'Chiese where we consistently drill with over 90% success. In 2007, the Fund is planning to drill 210 wells (85 net), targeting replacement of natural production declines.



Our strategy

Our strategy is to invest in low risk wells to maintain production from our producing properties. In most cases, drilling also increases the value of a property by adding new reserves. Development drilling has become an increasingly important alternative to purchasing assets as we have seen extremely high acquisition prices over the past few years. With our competitive finding and development costs, it is now more economic to internally develop and drill prospects to replace production. It is a valuable option until we see a leveling out of the acquisition market.

Managing the risk

We manage risk through the types of prospects we drill. We do not explore, but rather engage in low-risk development. Most of our targets are infill wells where we drill within a well-known producing field. Drilling targets are sometimes step-out wells on the perimeter of a reservoir where seismic or geological data indicates we can extend the pool. In either case, the potential rewards undergo close scrutiny. We drill wells with the best chance of success, and with the highest potential returns. Some prospects fall outside of our economic risk profile, and these are farmed-out to other companies. They drill the well and if successful, we retain a percentage of the production and reserves, at no cost to the Fund.

2006 drilling performance

- 94% drilling success in 2006 on 275 wells (106.3 net).
- 2006 drilling replaced 68% of our annual production with new reserves.
- 2006 net wells drilled –
  Sousa 74.3
  Ferrier/O'Chiese 10.1
  Grande Prairie 7.5
  Other 14.4.



42.6 Ferrier/O'Chiese
19.8 Grande Prairie
22.6 Other

2007 net wells planned by area

Over half of the drilling program is dedicated to Ferrier/O'Chiese.


Sousa
Grande Prairie
Whitecourt
Ferrier/O'Chiese
Caroline
Calgary
Major properties
Shiningbank's previous holdings
Acquired lands

An acquisition in 2006 increased our dominance in our operated Ferrier/O'Chiese area and into the Pembina property.

Ferrier/O'Chiese lands


Pembina
O'Chiese
Ferrier

Our properties

West-central Alberta - major producing area

In west-central Alberta we have created a stable, long-term production base - with tremendous development momentum. Shiningbank produces from 17 major properties (> 500 boe/d) and numerous smaller properties. The region has been our focus for its NGL-rich gas, multi-zone horizons and well established infrastructure which allows new production to be brought onstream quickly and economically.

Ferrier/O'Chiese - our centre of activity. The hub of development activity is at Ferrier/O'Chiese, our largest producing property accounting for one-third of total production. Our 100% drilling success and acquisitions have driven production from zero to over 9,000 boe/d over the past five years. Last September we increased our dominance at Ferrier/O'Chiese - and further into the adjacent Pembina property - through the acquisition of Find Energy Ltd.

The acquired assets are an exceptional fit with our development strategy. In addition to adding 4,900 boe/d, we gained 165,000 net acres of undeveloped land contiguous to our existing holdings and an attractive portfolio of low risk drilling opportunities. Also acquired was an 85%-owned gas plant which has taken our operated processing capacity to over 25 mmcf/d. We have since expanded our drilling program to include these new lands. In 2007, we expect to drill approximately 69 wells (42.6 net) in the area with the goal of sustaining production.

Grande Prairie - multi-zone, NGL-rich gas

Grande Prairie is located on the Peace River Arch, a well-developed area with year-round access where we are targeting NGL-rich gas and light oil. The area makes up about 10% of our production base. The geology is similar to west-central Alberta, although development drilling is targeting deeper reservoirs in the range of 2,000 metres. The drilling risk is mitigated by multiple producing horizons, with some prospects able to produce from a half-dozen zones in a single wellbore. We have had good drilling success, but lack significant processing and pipeline infrastructure. Our plans call for the drilling of 30 wells (19.8 net) in 2007.

Sousa - our gas farming operation

Sousa is a large property with long-life reserves and an unusually low-risk drilling profile. The property covers an expansive 230,000 net acres with the producing gas horizon just below the surface at 250 metres. Sousa is basically a "gas farming" exploitation play, which contributes about 13% of Shiningbank's gas production. The property offers low royalties and very low operating costs, which translates to high netbacks.

In 2007 we are devoting our drilling budget to higher return prospects in west-central Alberta and the Peace River Arch, but we will likely return to Sousa in the following winter.



performance highlights

our 2006 operational numbers



Cumulative replacement 265%
(mmboe)
30
20
10
Reserve additions (excluding dispositions)
Annual production
Growth in our reserve base has outpaced 10 years of production by a wide margin.
Reserve replacement
96 97 98 99 00 01 02 03 04 05 06

% of annual production replaced

96	97	98	99	00	01	02	03	04	05	06
254%	143%	299%	181%	510%	354%	141%	283%	277%	260%	228%

Undeveloped land

Shiningbank has accumulated substantial undeveloped lands in recent years, which totaled 552,000 net acres at the end of 2006 and were one-third larger than at year-end 2005. The acquisition of Find in 2006 added 165,000 net acres of undeveloped lands at Ferrier/O'Chiese and expanded our position into the neighbouring Pembina property.

Production

Our production has averaged 18% annual growth over the past 10 years. Eleven percent production growth was recorded last year with the increase mainly due to the Find acquisition, which added roughly 4,900 boe/d beginning in early September. Successful drilling added approximately 3,700 boe/d and replaced 68% of our entire 2006 production. Natural gas made up 77% of total production averaging 106.8 mmcf/d. Volumes of oil and NGL were basically flat with 2005 at 5,395 bbl/d. Production in 2007 is being forecast to average 25,500 to 26,000 boe/d, with natural gas expected to be 76% of that volume.

Netbacks

Shiningbank's investment returns are directly linked to the profitability of our properties or, in industry terms, operating netbacks. Netbacks take into account the price we receive for production, minus expenses associated with production and pipeline costs to deliver it to a selling point (royalties, operating and transportation costs). In 2006, the decline in gas prices lowered our netbacks by 21% on a boe basis to $29.53.

Reserve replacement

Reserve replacement is a measure of our ability to replace annual production with new reserves every year. Last year we replaced 228% of our 2006 production with new reserves. Since inception, we have replaced 265% of our total production. Over the past 10 years, acquisitions and development have added 134 mmboe in proved plus probable reserves. By contrast, our production has totaled 51 mmboe.

Acquisition and development costs

In 2006, our development activities added proved plus probable reserves at a cost of $22.87/boe. Our three-year average is $14.29/boe.

Our main acquisition in 2006 was the purchase of Find which closed on September 6. We added 16 mmboe in proved plus probable reserves at a cost of $25.87/boe. In addition, we completed a number of minor property acquisitions during the year for $38 million. These combined activities equate to an acquisition cost of $33.01/boe for proved plus probable reserves. Our three-year acquisition costs averaged $21.86/boe.


30,000
20,000
10,000
Daily average (boe/d)
23,192
Production growth has averaged 18% per year.
96 97 98 99 00 01 02 03 04 05 06

Boe production


($ per boe)
$40.00
$30.00
$20.00
$10.00
$29.53
The 2006 netback decline came from lower average commodity prices.
96 97 98 99 00 01 02 03 04 05 06

Netbacks

Costs per Boe of Proved plus Probable Reserves

	2006	2005	2004	Three-year average
Acquisition costs	$ 33.01	$ 23.74	$ 11.16	$ 21.86
Development costs[1]	$ 22.87	$ 11.10	$ 9.80	$ 14.29
Total acquisition and development costs	$ 29.99	$ 19.36	$ 10.81	$ 19.59
Operating netback	$ 29.53	$ 35.86	$ 25.96	$ 30.48
Recycle ratio	1.0	1.9	2.4	1.6
Reserve replacement	228%	260%	277%	254%

[1] The Fund spent approximately $44 million at Sousa in 2006 to drill 78 wells (74.3 net) with a 97% success rate. Approximately 4.5 mmcf/d of initial gas deliverability was added and existing proved non-producing and probable reserves were re-categorized as proved producing at year-end. As a result, only minor proved non-producing were added from the drilling program. The economics of this program remain very positive although, as no material reserves were added, the development costs per boe of reserves distort the Fund's overall results.

Reserve Reconciliation

	Reserves (Company Interest)[1]			
Total Proved Plus Probable	Oil *(mbbl)*	Natural Gas *(bcf)*	NGL *(mbbl)*	Oil Equivalent *(mboe)*
December 31, 2005	7,451	373.5	11,857	81,558
Acquisitions	743	62.8	2,368	13,571
Dispositions	–	–	–	–
Extensions	165	14.6	402	3,004
Discoveries	805	10.4	200	2,741
Technical revisions and economic factors	(441)	3.1	(166)	(97)
Production	(852)	(39.0)	(1,117)	(8,465)
December 31, 2006	7,870	425.4	13,544	92,311

[1] Company interest includes working interest plus royalty interests attributable to the Fund.

distribution information
commonly asked questions

Distribution schedule

Payment

Distributions are paid monthly on the 15th of the month. The amount of each distribution is determined by the Board prior to being announced by press release in the middle of the month prior to the payment. Distributions are paid in Canadian funds directly to registered unitholders, or to the broker holding the units of non-registered unitholders.

Record date

Distributions are paid to all unitholders of record on the last day of the month, which is known as the "record date". All purchases of units must be registered by the record date in order for unitholders to qualify for the current distribution.

Ex-distribution date

The ex-distribution date is the cut-off date by which all new purchases must be completed in order to have time to register before the record date. Any purchase made on or after the "ex-date" will not qualify for the next distribution. The ex-distribution date is typically two business days before the last business day of the month.

Taxes

The following tax information is not specific to individual circumstances and unitholders should consult with a tax specialist.

Canada

For Canadian tax purposes a portion of each distribution is taxable as "other income" while the remainder is "deferred" as a return of capital. The return of capital portion is used to adjust the investor's cost base when units are sold to assist in determining capital gains or losses. Taxability figures are calculated annually and are announced mid-February each year. The 2006 distributions are 85.06% taxable and 14.94% deferred.

United States

For US tax purposes a portion of each distribution is recognized as a "qualified dividend" with the remainder being considered "tax deferred" and a return of capital. The deferred portion is used to reduce the cost base of the units for calculating capital gains or losses when the units are sold. Taxability figures are calculated annually and are announced late-February of each year. The 2006 distributions are 79.84% taxable and 20.16% deferred.

Non-resident withholding tax

Non-residents of Canada will have a non-refundable Canadian government withholding tax applied to all distributions paid. The withholding tax rate is typically 15% for residents of the US and most European and Commonwealth countries. If your country of residence does not have a tax treaty with Canada the percentage of tax withheld will vary.


$30
(year end, $ per unit)
$20
$10
12.85
96 97 98 99 00 01 02 03 04 05 06

The 2006 unit price reflects lower gas prices and the government's tax announcement.

Unit price history


4.00
3.00
($ per unit)
2.00
1.00
2.83
96 97 98 99 00 01 02 03 04 05 06

Distributions exceed $25.00 since inception.

Distribution history

Calculating total return

Total return is calculated using both cash distributions and any increase (or decrease) in the unit price. There is a simple formula for calculating annual return:

Take the unit price at year-end 2006 and subtract the unit price at year-end 2005;

Add amount of 2006 distributions, divide by the 2006 year-end price to generate the total return for the year.

Unit price as at	
December 31, 2006	$ 12.85
December 31, 2005	29.15
	(16.30)
Add 2006 distributions	2.83
	$ (13.47)
Divide by $29.15	(46%)

Distribution Reinvestment Plan

Our Distribution Reinvestment Plan is only available to Canadian investors at this time. The DRIP allows investors to automatically have their monthly distributions applied to the purchase of additional units or to make supplemental contributions of up to $1,000 per month. There is no discount on the unit price, but all associated fees are covered by the plan. To enrol in the DRIP registered investors should contact Computershare, and non-registered investors should contact their broker.

Who to contact

Questions regarding your units or investment account

Administrative questions concerning your units or investment account should be directed to the manager of your investment. If you are a registered unitholder, you should contact Computershare Trust Company of Canada directly. If you are a non-registered unitholder you must contact your broker.

Computershare
Toll Free: 800-564-6253

Questions relating to Shiningbank Energy Income Fund

If you have general questions about Shiningbank or would like to receive regular mailings, contact Investor Relations or visit our website at www.shiningbank.com.

Email: irinfo@shiningbank.com
Direct: 403-218-7335
Toll Free: 866-268-7477

the tax issue

behind the government's intention to tax trusts

On October 31, 2006, the federal government announced its intention to tax royalty trusts and income funds. The government is proposing that starting in 2011, trusts will be required to pay federal tax of 31.5% prior to issuing distributions. When distributions are in the hands of unitholders, a second level of tax will be paid at various rates and over different periods of time depending on where units are held. For many unitholders, this "double taxation" will result in a higher overall tax level than is paid under today's trust structure.

The impact on unitholders

If the government's proposal becomes law in its current form, there will be no tax changes until January 2011. This discussion is to help investors decipher the complex issues.

Federal tax will lower distributions

Shiningbank will be required to pay federal tax prior to issuing distributions. The proposed tax rate is 31.5%; hence, we anticipate a one-third decrease in distributions beginning in 2011.

Regular investment accounts

Taxable Canadian residents who hold their units in a regular investment account will receive lower monthly distributions, but will see no change on an after-tax basis. A partial tax credit will take into account the tax paid by the trust.

Retirement accounts

Hardest hit will be unitholders holding their trust units in tax-deferred accounts like RRSPs, RRIFs or pension plans. When money is withdrawn, unitholders will not be eligible for the partial tax credit. For many people, this will be retirement income. Shiningbank will initially pay 31.5% tax; unitholders will then pay a second layer of tax depending on their income level at the time. Canada's minimum marginal tax rate is presently 39%.

Non-residents of Canada

Non-residents are now subject to a withholding tax depending on their country of residence, which will still be in effect. The withholding tax rate is typically 15% for residents of the US and most European and Commonwealth countries. This will remain intact, and investors will not be eligible for the partial tax credit.

Trust sector response

Just days after the government's announcement, Shiningbank joined with 30 other oil and gas trusts to form the Coalition of Canadian Energy Trusts (CCET), which also includes most of the energy-related trusts such as those in the drilling or pipeline business. The coalition represents more than 20% of Canada's oil and gas production.

The coalition moved quickly to send a delegation to Ottawa in an attempt to open a dialogue and consultation process. Since then, CCET has prepared a comprehensive report on the oil and gas trust sector and its views on the tax proposals (available at www.canadianenergytrusts.ca).

Our goal: a robust industry

There is passionate resolve within the oil and gas trust sector, and one shared by the Board and management at Shiningbank: we are intent on maintaining a robust oil and gas trust sector. As a whole, trusts have invested more than $15 billion in oil and gas projects over the past five years, mostly to arrest natural declines and maintain production on mature properties.

Many of the assets held by trusts today were actually sold by corporations which found them unworthy of their attention. Investors in oil and gas corporations expect rewards to come from a continuous rise in the stock price, which needs to be fueled by large-scale production growth. Indeed, the intermediate-sized oil and gas sector essentially disappeared in the late 1980s as companies moved to bigger rewards in international exploration. It was clear that Canadian opportunities were not lucrative enough to out-perform these foreign plays. Oil and gas trusts, and their investors, who tend to look for stability over the long term, stepped into those shares as the companies were converted into trusts. The trust model has proven to be ideal for sustaining production and harvesting hydrocarbons from the mature assets in Western Canada.

The oil and gas trust sector has proven to be well managed and sustainable - proof being the high returns which have been embraced by investors. The economic contribution is substantial through employment and re-investment in producing fields which translates to the life blood of many rural communities. Trusts have repatriated about $10 billion in assets from foreign control over the past 10 years. Innovation and technology are always at the forefront. Members of the sector are important players in groundbreaking techniques to capture carbon dioxide and inject it into spent oil and gas reservoirs with the potential to substantially reduce Canada's greenhouse gases. All of this is endangered by the federal proposals.

Who said there was tax leakage?

The proposed changes centre on "tax leakage" - a claim by the government that it is losing substantial revenue. This claim has yet to be substantiated and, in fact, they have made no effort to support their contention with facts.

As detailed in the CCET report, there is no tax leakage from oil and gas trusts. In fact, research shows the complete opposite - tax revenue from oil and gas trusts is higher than that from oil and gas corporations. The difference is that with trusts, the tax is paid by unitholders on their distributions. With corporations, the tax is paid by the corporate entity. Even so, historically oil and gas corporations have paid minimal tax. The industry requires huge amounts of capital for exploration and development and many corporations invest 100% or more of their cash flow each year. Those expenditures generate tax pools which corporations use to reduce taxes. Trusts on the other hand, while still heavy capital spenders, do not spend all of their cash flow to generate tax pools. Instead, the majority of their cash flow goes out to unitholders, generating tax deductions in the trust but causing taxes for unitholders.

The CCET report shows that trusts account for 16% of revenue from publicly-traded oil and gas entities, but generate roughly 30% of tax revenue collected. Trusts are generating about double the tax of corporations.

What we know now

In early March 2007, four months after the government's announcement, we are still waiting for the government to pass its proposed legislation. Partial draft legislation was published in late December. Under pressure from the trust sector and political parties, the House of Commons Finance Committee decided in January to review the government's decision to tax income trusts. The committee has heard witnesses to examine the validity of the government's financial reasons for its decision. A report calling for changes to the legislation has been tabled.

Please check our website at www.shiningbankenergy.com for updates on the tax issue and links to other sites such as the Canadian Coalition of Energy Trusts at www.canadianenergytrusts.ca. To voice your opinion, and for more information, please visit the website for the Canadian Association of Income Trust Investors, a grassroots organization of unitholders, at www.caiti.info.

corporate governance
protecting your interests, our ultimate goal



Arne R. Nielsen
Chairman



Edward W. Best
Director

Independence of the Board

Shiningbank's Board of Directors is made up of six independent directors, four of whom have served since the Fund's inception, and the President and CEO. The independent directors are unrelated, as defined by the Canadian Securities Administrators, an organization of national securities commissions.

The Board has ultimate responsibility for overseeing corporate governance. At Shiningbank we believe corporate governance is integral to protection of unitholders' interests and ensuring all of our business dealings are built on trust and confidence, including reporting to regulatory bodies and all interactions with unitholders and the investment community. We believe that integrity and professionalism are fundamental to executing those responsibilities.

Workings of the Board

Shiningbank's Board meets as a whole at least eight times a year to review financial results, major acquisitions, the Fund's distribution policy, operations and its strategic direction. The independent directors routinely meet without management present to discuss specific issues or strategies. Shiningbank's Board may be small in number, but it is extremely effective due to the frequent and open dialogue with management and each director's in-depth knowledge of the Fund based on years of service.

Financial reporting

Shiningbank practices full disclosure and compliance with all securities' regulations. The financial statements are prepared internally, evaluated by independent auditors, and then by the Board's Audit Committee prior to presentation to the Board for approval.

Environment, health & safety

High standards of environmental performance, and health and safety are integral to the Fund's present and future performance. Shiningbank's operations are based on best practices which are built around extensive policies, procedures and training for our contractors and employees in the field. These activities are supported by sound planning, design and implementation of drilling activities and other development programs. This commitment to the welfare of our workers, contractors and the public can be seen in an excellent safety record through the years.



Richard W. Clark
Director



D. Grant Gunderson
Director



Robert B. Hodgins
Director



Warren D. Steckley
Director

Board committees

The Board has established four committees, all made up of only independent directors. Each committee is charged with reviewing specific aspects of the Fund's operations and making recommendations to the Board. Each director, and each committee as a whole, has the option of retaining independent counsel or advisors in carrying out their duties.

Audit Committee

The Audit Committee is responsible for:

- approving the Fund's quarterly and year-end financial statements and MD&A;
- maintaining direct communication with external auditors and assessing their performance;
- ensuring management maintains effective systems of internal controls; and
- reviewing policies and business practices such as insurance, accounting and information systems.

Members: Bob Hodgins (Chair), Ted Best, Grant Gunderson, Arne Nielsen and Warren Steckley

Compensation Committee

The Compensation Committee is responsible for:

- developing executive compensation policies, practices and overall philosophy;
- evaluating corporate and individual officer performance; and
- recommending compensation for directors, officers and the overall level and type of compensation for staff.

Members: Ted Best (Chair), Richard Clark, Bob Hodgins and Warren Steckley

Corporate Governance Committee

The Corporate Governance Committee is responsible for:

- identifying individuals qualified to become new Board members;
- reporting to the Board on corporate governance issues, principles and guidelines; and
- reviewing procedures to ensure the Board is functioning independently of management.

Members: Richard Clark (Chair), Grant Gunderson, Bob Hodgins and Arne Nielsen

Environment, Health, Safety and Reserve Committee

The Environment, Health, Safety and Reserve Committee is responsible for:

- overseeing guidelines and policies for environment, health and safety matters;
- reviewing annual reserve reports and meeting with the consulting engineering firm; and
- evaluating the qualifications and independence of the consulting engineering firm.

Members: Warren Steckley (Chair), Ted Best, Richard Clark and Grant Gunderson

five-year review

Financial

($ thousands, except per Trust Unit amounts)	2006	2005	2004	2003 *Restated*	2002 *Restated*
Oil and natural gas sales[1]	$ 400,796	$ 419,663	$ 307,514	$ 247,207	$ 142,661
Royalties	(74,230)	(88,078)	(63,930)	(53,628)	(26,470)
Transportation costs[1]	(5,898)	(5,304)	(5,550)	(5,050)	-
Operating costs	(70,687)	(53,045)	(48,692)	(40,536)	(31,583)
Operating netbacks	249,981	273,236	189,342	147,993	84,608
General and administrative	13,290	10,244	6,681	4,649	4,143
Management fees	-	-	-	-	1,939
Interest on long term debt	15,722	8,423	6,159	6,103	5,109
Internalization of management contract	-	-	818	608	4,509
Other	224	1,805	806	595	665
Funds flow from operations	220,745	252,764	174,878	136,038	68,243
Depreciation, depletion and accretion	189,595	142,370	118,547	78,853	63,627
Internalization of management contract	449	1,309	2,693	5,381	6,475
Trust Unit incentive compensation	3,836	2,506	1,263	572	-
Gain on sale of other assets	-	(920)	(232)	-	-
Net earnings before income taxes	26,865	107,499	52,607	51,232	(1,859)
Future income tax recovery	(38,902)	(6,737)	(86,199)	(12,722)	(14,457)
Net earnings after income taxes	$ 65,767	$ 114,236	$ 138,806	$ 63,954	$ 12,598
Funds flow from operations	$ 220,745	$ 252,764	$ 174,878	$ 136,038	$ 68,243
Capital expenditures	(131,373)	(81,772)	(56,339)	(22,931)	(11,867)
Asset retirement expenditures	(2,314)	(1,497)	(684)	(218)	(385)
Working capital adjustments	125,153	12,771	28,505	9,398	13,616
Distributions to unitholders	$ 212,211	$ 182,266	$ 146,360	$ 122,287	$ 69,607
Distributions per Trust Unit	$ 2.83	$ 2.97	$ 2.76	$ 2.85	$ 2.16
Long term debt	$ 430,328	$ 199,129	$ 182,147	$ 121,691	$ 115,283
Unitholders' equity	$ 948,849	$ 736,992	$ 515,944	$ 364,215	$ 264,887
Total assets	$1,649,012	$1,169,580	$ 826,797	$ 614,149	$ 507,824
Trust Units outstanding at year end	85,899	68,186	54,141	44,343	33,194
Average Trust Units outstanding during year	74,193	59,711	52,209	41,595	31,677

[1] 2003 - 2006 oil and natural gas sales and average prices are stated before transportation costs.

Operations

	2006	2005	2004	2003	2002
Daily production					
Oil *(bbl/d)*	2,335	2,346	2,381	2,023	2,054
Natural gas *(mmcf/d)*	106.8	93.2	86.6	74.9	64.2
Natural gas liquids *(bbl/d)*	3,060	3,003	3,125	2,252	1,454
Oil equivalent *(boe/d)*	23,192	20,876	19,933	16,759	14,214
Natural gas percentage of total production	77%	74%	72%	74%	75%
Average sales price (after hedging)[1]					
Oil *($/bbl)*	$ 64.39	$ 61.78	$ 43.14	$ 37.95	$ 36.31
Natural gas *($/mcf)*	$ 7.26	$ 9.13	$ 7.06	$ 7.00	$ 4.32
Natural gas liquids *($/bbl)*	$ 55.77	$ 50.42	$ 40.24	$ 33.65	$ 26.59
Oil equivalent *(boe/d)*	$ 47.29	$ 54.96	$ 42.14	$ 40.42	$ 27.50
Proved plus probable reserves - company interest[2]					
Oil and natural gas liquids *(mbbl)*	21,414	19,308	18,783	15,236	11,893
Natural gas *(bcf)*	425.4	373.5	307.6	253.0	210.0
Oil equivalent *(mboe)*	92,311	81,558	70,052	57,395	46,890

[1] 2003-2006 oil and natural gas sales and average prices are stated before transportation costs.
[2] Company interest includes working interest plus royalty interests attributable to the Fund.

Trading History

	2006	2005	2004	2003	2002
High	$ 29.52	$ 30.99	$ 23.98	$ 18.99	$ 15.95
Low	$ 12.51	$ 22.00	$ 16.51	$ 14.80	$ 10.00
Close	$ 12.85	$ 29.15	$ 21.49	$ 18.64	$ 15.15
Volume *(millions of units)*	124.9	53.0	44.0	37.3	25.0

our employees and consultants
our most valuable resource

Mark Adams
Laura Allegro
Haya Amer
Linda Beaton
Chad Beauliua
Bill Beckett
Susan Belcher
Brad Benesch
Cody Bennett
Cassandra Bergland
Al Bessel
Dennis Betts
Anna Blahun
Jason Bosma
Irvin Bouck
Robert Bougie
Lindsay Boyce
Shelli Brink
Irene Britton
Judy Britton
Allan Brown
Cliff Brown
Dean Burghardt
Kellie Carlson
Murray Carstairs
Debbie Carver
Monique Cesario
S. Ken Chalmers
Jenny Chan
Anneliese Chronik
James Cockney
Sandi Cole
Kim Colman
Mark Copithorne
Linda Craig
Kirby Crowell
Janet Davies
Greg Dedora
Bill DeGroot
Dennis DeGroot
Bryan Denesiuk
Olga Deriabina
Dan Desmond
Murray Desrosiers
Andy Dezaeyer
Judy Donaldson
Robyn Dowhaluk
Bert Duperron
Rob (Buck) Dyck
Richard Erick
Don Feduschak
Joanne Feeney
Dave Fitzpatrick
Al Frederick
Jim Fry
Trevor Ford
Bruce Gawalko
Randy Gerber
Don Geherman
Bruce Gibson
Andy Gilbreath
Ian Gillies
Alan Glessing
Brad Granley
Richelle Gravestock
Mark Gray
Indy Grewal
Murray Groves
Ayaz Gulamhussein
Trevor Hans
Candice Harris
Terry Hart
Eugene Hausauer
Margaret Heinermann
Bev Henkel
Kari Herman
Jeannette Hibbert
Lori Hill
Paul House
Brandy Huber
Bill Hughes
Andrea Huitema
Jacky Hyde
Rob Ilsley
Jodi Ireland
Lyle Johnston
Paul Johnston
Susan Jones
Tara Kaupp
Jerry Keeler
Sonia Kelly
Doug Kidd
Les Kingdon
Jack Klassen
Jim Knauft
Wilf Knitter
Tom Kokotailo
Mike Kopp
Ken Koury
Darcy Lamoureaux
Larry Lanctot
Gary Laturnus
Cindy Lychak
Jeff MacBeath
George Mahan
Stacy Mahan
Ian Martinot
Kathy Matheson
Joe McAvoy
Jim McBeth
Debbie McBride
Joanne McDiarmid
Darren McGinn
Jim McIntosh
Shirley McKinnon
Gord McLean
Harold McLean
Rob McPhee
Dan Mears
Gerald Mezzo
Rob Miller
Dwayne Mindus
Greg Moore
Ben Morris
Gord Mugleston
Phyllis Mussel
Dianne Nesbitt
Joe Ollenberger
Brian Ontko
Darrel Orton
Alice Ostertag
Camille Owen
Roger Palmer
Miruna Palosanu
Fadia Paré
Juliette Paul
Kim Pedersen
Dan Petch
Lance Petersen
Linda Philibert
Hugo Potts
Paul Prociuk
Terry Prokopy
Garry Randal
Lynn Redington
Gordon Reich
Bruce Richert
Dennis Richert
Terry Robichaud
Kimberly Rogers
Greg Ross
Dave Russell
Luc Sabourin
Eldon Samson
Kurt Sandboe
Sandy Schille
Irving Scott
Angela Shewchuk
Laura Silbernagel
Malcolm Sills
Rhea Skogen
Darrell Spink
Brad Stack
Lindsey Stang
Terry Stasiuk
George Sudar
Dorsey Sunderland
Dave Sych
Ceara Thompson
Bruce Thornhill
Kelly Tubbs
Brian Tucker
Bob Tupper
Earl Vardy
Vanessa Venos
Ed Wall
Guy Westlin
Dan Williams
Donna Wilson
Bill Wogsberg
Pat Wolton
Cory Yee
Mike Yuhar
Christopher Zruna
George Zawartka

corporate information
how to contact us

Board of Directors

Arne R. Nielsen
Chairman

David M. Fitzpatrick
President and Chief Executive Officer

Edward W. Best
Director

Richard W. Clark
Director

D. Grant Gunderson
Director

Robert B. Hodgins
Director

Warren D. Steckley
Director

Officers

David M. Fitzpatrick
President and Chief Executive Officer

Bruce K. Gibson
Chief Financial Officer

Gregory D. Moore
Chief Operating Officer

J. Lance Petersen
Vice President, Land

R. Bruce Thornhill
Vice President, Geology

Daniel B. Williams
Vice President, Acquisitions and Divestments

Alan G. Glessing
Vice President, Administration and Controller

Murray J. Desrosiers
Corporate Secretary and General Counsel

Head Office

Suite 1400, 111 - 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 268-7477
Fax: (403) 268-7499
Toll free: (866) 268-7477
E-mail: irinfo@shiningbank.com

Investor Relations

Debbie Carver
Investor Relations Coordinator

Trustee

Computershare Trust
Company of Canada
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Engineering Consultants

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

Legal Counsel

Gowling Lafleur Henderson LLP
Calgary, Alberta

Stock Exchange Listing

Symbol: SHN.UN
Toronto Stock Exchange

Notice of Meeting

The Annual and Special Meeting of the unitholders of Shiningbank Energy Income Fund will be held on Tuesday, May 15, 2007 at the Calgary Petroleum Club, 319 - 5 Avenue S.W., Calgary, Alberta, Canada beginning at 3:00 p.m. MDT. Investors are invited to attend the meeting. All unitholders are encouraged to complete their Proxy or Voting Information Form and submit their voting instructions, as directed by the applicable form, in a timely manner to ensure that their Trust Units are represented at the meeting.

Abbreviations

bbl	*barrels of oil or natural gas liquids*
bcf	*billion cubic feet of natural gas*
boe	*barrels of oil equivalent (6,000 cubic feet of natural gas is equivalent to one barrel of oil)*
/d	*per day*
mboe	*thousand barrels of oil equivalent*
mcf	*thousand cubic feet of natural gas*
mmcf	*million cubic feet of natural gas*
NGL	*natural gas liquids*
AECO	*Alberta benchmark gas price*

A Note About BOEs

The term boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

www.shiningbank.com



The Fund is named after Shiningbank Lake, which is close to one of the first properties acquired by the Fund.

Printed in Canada

SHININGBANK ENERGY INCOME FUND

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TAKE NOTICE that the annual and special meeting (the "Fund Meeting") of the Unitholders of Shiningbank Energy Income Fund (the "Fund") will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta, at 3:00 p.m. (Calgary time) on Tuesday, May 15, 2007 for the following purposes:

1. to receive the consolidated financial statements of the Fund for the year ended December 31, 2006 and the auditors' report thereon;

2. to appoint auditors of the Fund;

3. to direct the appointment of auditors for Shiningbank Holdings Corporation, Shiningbank Energy Ltd. and SLP Holdings Inc.;

4. to elect nominees for directors of Shiningbank Holdings Corporation;

5. to elect nominees for directors of Shiningbank Energy Ltd.;

6. to elect nominees for directors of SLP Holdings Inc.;

7. to re-appoint Computershare Trust Company of Canada as trustee of the Fund;

8. to consider a special resolution which, if passed, will amend the amended and restated Trust Indenture of the Fund dated September 6, 2005 and the Unanimous Shareholder Agreement of Shiningbank Energy Ltd. dated October 9, 2002 and terminate the Unanimous Shareholder Agreement of Shiningbank Holdings Corporation dated October 9, 2002; and

9. to transact any other business which may properly come before the Fund Meeting.

Calgary, Alberta
March 14, 2007

Shiningbank Energy Income Fund,
by its Administrator, Shiningbank Energy Ltd.

(signed) "*Murray J. Desrosiers*"
Murray J. Desrosiers
Corporate Secretary & General Counsel

The specific details of the matters proposed to be put before the Fund Meeting and the text of the resolutions are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF THE FUND WHO ARE UNABLE TO ATTEND THE FUND MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND TO MAIL IT TO, OR DEPOSIT IT WITH, COMPUTERSHARE TRUST COMPANY OF CANADA ("COMPUTERSHARE"), STOCK AND BOND TRANSFER DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1. IN ORDER TO BE VALID AND ACTED UPON AT THE FUND MEETING, A FORM OF PROXY MUST BE RECEIVED BY COMPUTERSHARE AT LEAST 24 HOURS BEFORE THE TIME SET FOR THE FUND MEETING OR ANY ADJOURNMENT THEREOF (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS). PLEASE NOTE THAT NO PROXIES CAN BE ACCEPTED AFTER THIS TIME INCLUDING AT THE FUND MEETING. UNITHOLDERS OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 19, 2007, WILL BE ENTITLED TO NOTICE OF, AND TO ATTEND AND VOTE AT, THE FUND MEETING.

SHININGBANK HOLDINGS CORPORATION

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual meeting of the shareholders of Shiningbank Holdings Corporation ("SHC") will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta, at 4:00 p.m. (Calgary time) on Tuesday, May 15, 2007, at which Unitholders of Shiningbank Energy Income Fund are entitled to attend, for the following purposes:

1. to receive and consider the financial statements of SHC for the year ended December 31, 2006;
2. to appoint auditors of SHC;
3. to elect directors of SHC; and
4. to transact any other business which may properly come before the meeting.

Calgary, Alberta
March 14, 2007

By Order of the Board of Directors

(signed) "*Murray J. Desrosiers*"
Murray J. Desrosiers
Corporate Secretary

The specific details of the matters proposed to be put before the meeting of SHC are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND ARE ENTITLED TO ATTEND THIS MEETING BUT ARE NOT ENTITLED TO VOTE. AT THE MEETING OF SHC, COMPUTERSHARE TRUST COMPANY OF CANADA, ON BEHALF OF SHININGBANK ENERGY INCOME FUND, WILL VOTE ALL OF THE SHARES OF SHC ACCORDING TO THE DIRECTIONS GIVEN BY RESOLUTIONS TO BE PASSED AT THE MEETING OF UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND.

SHININGBANK ENERGY LTD.

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual meeting of the shareholders of Shiningbank Energy Ltd. ("SEL") will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta, at 4:15 p.m. (Calgary time) on Tuesday, May 15, 2007, at which Unitholders of Shiningbank Energy Income Fund are entitled to attend, for the following purposes:

1. to receive and consider the financial statements of SEL for the year ended December 31, 2006;
2. to appoint auditors of SEL;
3. to elect directors of SEL; and
4. to transact any other business which may properly come before the meeting.

Calgary, Alberta
March 14, 2007

By Order of the Board of Directors

(signed) "*Murray J. Desrosiers*"
Murray J. Desrosiers
Corporate Secretary

The specific details of the matters proposed to be put before the meeting of the Corporation are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND ARE ENTITLED TO ATTEND THIS MEETING BUT ARE NOT ENTITLED TO VOTE. AT THE MEETING OF THE CORPORATION, SHININGBANK HOLDINGS CORPORATION WILL VOTE ALL OF THE SHARES OF THE CORPORATION ACCORDING TO THE DIRECTIONS GIVEN BY RESOLUTIONS TO BE PASSED AT THE MEETING OF UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND.

SLP HOLDINGS INC.

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual meeting of the shareholders of SLP Holding Inc. ("SLP") will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta, at 4:30 p.m. (Calgary time) on Tuesday, May 15, 2007, at which Unitholders of Shiningbank Energy Income Fund are entitled to attend, for the following purposes:

1. to receive and consider the financial statements of SLP for the year ended December 31, 2006;
2. to appoint auditors of SLP;
3. to elect directors of SLP; and
4. to transact any other business which may properly come before the meeting.

Calgary, Alberta
March 14, 2007

By Order of the Board of Directors

(signed) "*Murray J. Desrosiers*"
Murray J. Desrosiers
Corporate Secretary

The specific details of the matters proposed to be put before the meeting of SLP are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND ARE ENTITLED TO ATTEND THIS MEETING BUT ARE NOT ENTITLED TO VOTE. AT THE MEETING OF SLP, COMPUTERSHARE TRUST COMPANY OF CANADA, ON BEHALF OF SHININGBANK ENERGY INCOME FUND, WILL VOTE ALL OF THE SHARES OF SLP ACCORDING TO THE DIRECTIONS GIVEN BY RESOLUTIONS TO BE PASSED AT THE MEETING OF UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND.

SHININGBANK ENERGY INCOME FUND

INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

SOLICITATION OF PROXIES FOR FUND MEETING

This Information Circular is furnished in connection with the solicitation of proxies by the management of Shiningbank Energy Ltd., as the administrator of Shiningbank Energy Income Fund (the "Fund"), for use at the Annual and Special Meeting (the "Fund Meeting") of the holders (the "Unitholders") of trust units (the "Trust Units") issued by the Fund, to be held on May 15, 2007 at 3:00 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Meeting. This Information Circular is dated March 14, 2007 and information contained herein is given as of March 1, 2007, unless otherwise specifically stated.

SHC SHAREHOLDER'S MEETING

Pursuant to the terms of a Unanimous Shareholder Agreement dated October 9, 2002 (the "SHC Unanimous Shareholder Agreement"), Unitholders are entitled to notice of, and to attend at, the annual meeting of the shareholders of Shiningbank Holdings Corporation ("SHC") to be held on May 15, 2007 at 4:00 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, but have no right to vote at that meeting. This meeting is described herein as the "SHC Shareholder's Meeting". At the SHC Shareholder's Meeting, the trustee of the Fund (the "Trustee") (presently Computershare Trust Company of Canada), on behalf of the Fund, will vote all of the shares of SHC according to the directions given by resolutions to be passed at the Fund Meeting. The Fund has agreed to refrain from exercising its voting rights as a shareholder of SHC, except as directed by the Unitholders.

SEL SHAREHOLDER'S MEETING

Pursuant to the terms of a Unanimous Shareholder Agreement dated October 9, 2002 (the "SEL Unanimous Shareholder Agreement"), Unitholders are entitled to notice of, and to attend at, the annual meeting of Shiningbank Energy Ltd. ("SEL" or the "Corporation") to be held on May 15, 2007 at 4:15 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, but have no right to vote at that meeting. This meeting is described herein as the "SEL Shareholder's Meeting". At the SEL Shareholder's Meeting, SHC will vote all of the shares of the Corporation according to the directions given by resolutions to be passed at the Fund Meeting. SHC has agreed to refrain from exercising its voting rights as a shareholder of the Corporation except as directed by the Unitholders.

SLP SHAREHOLDER'S MEETING

Unitholders shall receive notice of, and may attend at, the annual meeting of SLP Holdings Inc. ("SLP") to be held on May 15, 2007 at 4:30 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, but have no right to vote at that meeting. This meeting is described herein as "SLP Shareholder's Meeting". At the SLP Shareholder's Meeting, the Trustee, on behalf of the Fund, will vote all of the shares of SLP according to the directions given by resolutions to be passed at the Fund Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Form of Proxy are the Chairman of the Board and the President of the Corporation.

A UNITHOLDER HAS A RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A UNITHOLDER OF THE FUND, OTHER THAN A PERSON DESIGNATED IN THE FORM OF PROXY AS NOMINEE, TO ATTEND AND ACT FOR AND ON BEHALF OF SUCH UNITHOLDER AT THE FUND MEETING AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY PROVIDED OR MAY SUBMIT ANOTHER APPROPRIATE FORM OF PROXY. IF A UNITHOLDER APPOINTS A PERSON DESIGNATED IN THE FORM OF PROXY AS NOMINEE AND DOES NOT DIRECT THE SAID NOMINEE TO VOTE EITHER IN FAVOUR OF OR AGAINST OR TO ABSTAIN ON A MATTER OR MATTERS WITH RESPECT TO WHICH AN OPPORTUNITY HAS BEEN GIVEN TO SPECIFY HOW THE TRUST UNITS REGISTERED IN THE NAME OF SUCH UNITHOLDER SHALL BE VOTED, THE PROXY SHALL BE VOTED IN FAVOUR OF SUCH MATTER OR MATTERS.

In order to be acted upon and voted, properly executed proxies of Unitholders must be received at the Toronto office of Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least 24 hours before the time set for the Fund Meeting or any adjournments thereof (excluding Saturdays, Sundays and holidays). Accordingly, such proxies must be received by no later than 3:00 p.m. (Calgary time) on Monday, May 14, 2007. **PLEASE NOTE THAT NO PROXIES CAN BE ACCEPTED AFTER THIS TIME INCLUDING AT THE FUND MEETING.**

Any person or corporation giving a proxy has the power to revoke such proxy prior to the exercise thereof by instrument in writing executed by the Unitholder, or by his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the address set out above, at least 24 hours before the time set for the Fund Meeting or any adjournments thereof (excluding Saturdays, Sundays and holidays) or with the Chairman of the Fund Meeting prior to the commencement of the Fund Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

ACTION TO BE TAKEN UNDER THE PROXY

Unless the Unitholder specifies otherwise, proxies in the form enclosed which are properly executed and returned will be voted in favour of the matters referred to in the Notices of Meeting. In each case where the giver of a proxy has appropriately specified that the proxy is to be voted otherwise, it will be voted in accordance with the specifications so made. The persons named in the enclosed proxy, who are members of the management of the Corporation, may, if in their judgment it is deemed to be advisable, vote such proxy to adjourn the Fund Meeting from time to time. It is the intention that, as to any matters or business other than the matters described herein which may be properly brought before the meeting, a vote may be cast pursuant to the enclosed proxy in accordance with the judgment of the person or persons voting the same. Management of the Corporation knows of no such amendments, variations, or other matters to come before the meeting other than the matters referred to in the Notices of Meeting.

SIGNATURE OF PROXY

The Form of Proxy must be executed by the Unitholder or his attorney authorized in writing, or if a Unitholder is a corporation, the Form of Proxy must be signed in its corporate name under its corporate seal or under the hand of any officer or attorney duly authorized and persons signing as executors, administrators, trustees or in some other representative capacity should so indicate following their signature. The appropriate instrument evidencing qualification and authority to act should accompany the proxy (unless such has been previously filed with the Trustee or the Fund). **IF YOUR TRUST UNITS ARE REGISTERED IN THE NAME OF A BROKER OR OTHER INTERMEDIARY, THE FORM OF PROXY RECEIVED BY THE TRUSTEE MUST BE SIGNED BY THE REGISTERED HOLDER. THE INSTRUCTIONS FROM THE INTERMEDIARY ENCLOSED WITH THE FORM OF PROXY SHOULD BE FOLLOWED.**

VOTING BY NON-REGISTERED UNITHOLDERS

Only registered Unitholders or the persons they appoint as their proxies are permitted to vote at the Fund Meeting. However, in many cases, Trust Units beneficially owned by a person (a "Non-Registered Holder") are registered either:

(i) in the name of an intermediary (an "Intermediary") (which may include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans) that the Non-Registered Holder deals with in respect of the Trust Units; or

(ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 *Communication with Beneficial Owners of Securities of Reporting Issuer*, the Fund has distributed copies of this Information Circular and the accompanying Notices of Meeting together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Frequently, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived their right to receive Meeting Materials will either:

(i) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Trust Units beneficially owned by the Non-Registered Holder but which is not otherwise completed. Since the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Appointment and Revocation of Proxies"; or

(ii) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company in accordance with the directions accompanying the voting instruction form. A Non-Registered Holder receiving a voting instruction form cannot use such form to vote his or her Trust Units directly at the Meeting; rather the voting instruction form must be returned to the Intermediary well in advance of the Meeting to have his or her Trust Units voted.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Trust Units they beneficially own. A Non-Registered Holder who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on behalf of the Non-Registered Holder) should print the Non-Registered Holder's (or such other person's) name in the blank space provided for that purpose in the first paragraph of the proxy form or, in the case of a voting instruction form, follow the corresponding instructions on that form. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary and its service company, as applicable.**

THIS SOLICITATION IS MADE ON BEHALF OF THE ADMINISTRATOR OF THE FUND

The solicitation is made on behalf of the Fund by the management of the Corporation, as the administrator of the Fund. This solicitation is being made primarily by mail but may also be made personally by telephone and facsimile by directors, officers and other employees of the Corporation who have been delegated responsibility for the solicitation of proxies on behalf of the Fund and who will not be additionally compensated therefor. The total cost of soliciting proxies will be borne by the Fund.

TRUST UNITS ENTITLED TO VOTE AND PRINCIPAL UNITHOLDERS

Pursuant to the terms of the Trust Indenture dated May 16, 1996, as amended and restated on September 6, 2005 between the Corporation and the Trustee, on behalf of the Fund (the "Trust Indenture"), Unitholders are entitled to notice of, and to attend at the Fund Meeting and to one vote per Trust Unit held on any ballot thereat.

The Corporation has set the close of business of the Trustee at its office in Calgary, Alberta, on March 19, 2007 as the date for determination of Unitholders entitled to receive notice of the Fund Meeting, the SHC Shareholder's Meeting, the SEL Shareholder's Meeting and the SLP Shareholder's Meeting. The registered Unitholders at that time are entitled to attend and vote at the Fund Meeting and to attend the SHC Shareholder's Meeting, the SEL Shareholder's Meeting and the SLP Shareholder's Meeting.

As at March 1, 2007, the Fund had 85,943,397 issued and outstanding Trust Units. In addition, there were 272,266 Exchangeable Shares of SHC issued and outstanding, which Exchangeable Shares are entitled to one vote per share at the Fund Meeting. To the best of the knowledge of the management of the Corporation, no persons beneficially own, directly or indirectly, Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units.

MATTERS TO BE CONSIDERED AT THE FUND MEETING

Capitalized terms used in this section and not otherwise defined herein shall have the meanings ascribed to such terms in the Trust Indenture.

FINANCIAL STATEMENTS

The consolidated financial statements of the Fund for the year ended December 31, 2006, together with the auditors' report thereon, will be presented at the Fund Meeting.

APPOINTMENT OF AUDITORS

It is proposed that the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, be re-appointed as auditors of the Fund, to hold office until the next annual meeting of the Unitholders or until their successor is appointed and that the Board of Directors of the Corporation (the "Board") be authorized to fix the remuneration of the auditors. KPMG LLP have been the auditors of the Fund since its inception in 1996. The persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of a resolution to re-appoint KPMG LLP as auditors of the Fund and authorize the Board to fix their remuneration.

Pursuant to the terms of the SHC Unanimous Shareholder Agreement, the Unitholders will direct the Trustee as to the appointment of auditors of SHC. It is proposed that KPMG LLP be appointed auditors of SHC until the next annual meeting of SHC, and that the Board of Directors of SHC be authorized to fix the remuneration of the auditors.

Pursuant to the terms of the SEL Unanimous Shareholder Agreement, the Unitholders will direct SHC as to the appointment of auditors of the Corporation. It is proposed that KPMG LLP be appointed auditors of the Corporation until the next annual meeting of the Corporation, and that the Board be authorized to fix the remuneration of the auditors.

The Unitholders will direct the Trustee as to the appointment of auditors of SLP. It is proposed that KPMG LLP be appointed auditors of SLP until the next annual meeting of SLP, and that the Board of Directors of SLP be authorized to fix the remuneration of the auditors.

A summary of the aggregate fees billed by KPMG LLP in each of the last two fiscal years is contained in the Fund's Annual Information Form for the year ended December 31, 2006 under the heading "Audit Committee".

INSTRUCTION TO TRUSTEE AS TO ELECTION OF DIRECTORS OF SHC, SEL AND SLP

Pursuant to the terms of the SHC Unanimous Shareholder Agreement and the SEL Unanimous Shareholder Agreement, the members of the Boards of Directors of SHC and the Corporation are to be selected by a vote of the Unitholders at the Fund Meeting. Pursuant to the Trust Indenture, the members of the Board of Directors of SLP are to be selected by a vote of the Unitholders at the Fund Meeting. Edward W. Best, Richard W. Clark, David M. Fitzpatrick, D. Grant Gunderson, Robert B. Hodgins, Arne R. Nielsen and Warren D. Steckley have been proposed as the Fund's nominees as directors of SHC and the Corporation. David M. Fitzpatrick, Arne R. Nielsen and Warren D. Steckley have been proposed as the Fund's nominees as directors of SLP.

At the Fund Meeting, the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies (i) to direct the Trustee, on behalf of the Fund, to vote the shares of SHC and to direct SHC to vote the shares of the Corporation in favour of the election, as directors of the SHC and the Corporation, of Edward W. Best, Richard W. Clark, David M. Fitzpatrick, D. Grant Gunderson, Robert B. Hodgins, Arne R. Nielsen and Warren D. Steckley, and (ii) to direct the Trustee, on behalf of the Fund, to vote the shares of SLP in favour of the election, as directors of SLP, of David M. Fitzpatrick, Arne R. Nielsen and Warren D. Steckley.

The following table sets forth information about each individual nominated for election as a director of SHC, SEL or SLP, as applicable:

Edward W. Best	**Calgary, Alberta**	**Director since: April 22, 1996**

Mr. Best is a retired businessman. During his career as a professional geologist, he worked at BP Canada Inc. for 30 years where he held various management and professional positions, including President of the Oil and Gas Division and director.

Mr. Best currently is also a director of TG World Energy Corp. (TSX Venture).

Mr. Best is the Chair of the Compensation Committee and a member of the Audit Committee and the Environment, Health, Safety and Reserve Committee. During 2006, Mr. Best attended 8 of 8 Board meetings and 5 of 6 Board committee meetings.

As at March 1, 2007, Mr. Best beneficially owned, directly or indirectly, or had control or direction over 35,500 Trust Units and 43,334 options to acquire Trust Units.

Richard W. Clark	**Calgary, Alberta**	**Director since: June 20, 2005**

Mr. Clark is a partner at the Calgary office of the national law firm of Gowling Lafleur Henderson LLP where he practices primarily in the areas of securities and corporate finance law. From July, 1996 to September, 2005, Mr. Clark was the Corporate Secretary of the Corporation.

Mr. Clark currently is also a director of the following public issuers: Strike Petroleum Ltd. (TSX Venture) and Petroflow Energy Ltd. (TSX Venture).

Mr. Clark is the Chair of the Corporate Governance Committee and a member of the Compensation Committee and the Environment, Health, Safety and Reserve Committee. During 2006, Mr. Clark attended 8 of 8 Board meetings and 3 of 3 Board committee meetings.

As at March 1, 2007, Mr. Clark beneficially owned, directly or indirectly, or had control or direction over 6,375 Trust Units and 45,000 options to acquire Trust Units.

David M. Fitzpatrick	**Calgary, Alberta**	**Director since: April 22, 1996**

Mr. Fitzpatrick has been involved with the Fund since its formation in July, 1996 in the following capacities: President and Chief Executive Officer of the Corporation (October, 2001 to present); and President and Chief Operating Officer (July, 1996 to September, 2001). Mr. Fitzpatrick is a professional engineer.

Mr. Fitzpatrick currently is also a director of the following public issuers: Fairquest Energy Ltd. (TSX); and Strike Petroleum Ltd. (TSX Venture).

Although Mr. Fitzpatrick is not a member of any Board committees, he is invited to attend all meetings of the Board committees. During 2006, Mr. Fitzpatrick attended 8 of 8 Board meetings and 7 of 7 Board committee meetings.

As at March 1, 2007, Mr. Fitzpatrick beneficially owned, directly or indirectly, or had control or direction over 55,859 Trust Units and 408,333 options to acquire Trust Units. Mr. Fitzpatrick, through Kivacorp Petroleum Ltd., also owns 99,558 Exchangeable Shares (exchangeable as at March 1, 2007 into 160,776 Trust Units for no additional consideration), of which 75,775 are subject to escrow conditions until October 9, 2007.

D. Grant Gunderson	**Calgary, Alberta**	**Director since: April 22, 1996**

Mr. Gunderson is a retired businessman. From 1994 to 2003, Mr. Gunderson worked at Sayer Securities Limited where he directed corporate and asset evaluation activities, developed business plans and provided advice on financial reorganizations and mergers and acquisitions in the petroleum and natural gas industry. Mr. Gunderson has extensive experience in the resources sector with Pacific Petroleums Ltd., Mobil Oil Canada Ltd., Canadian Superior Oil Ltd. and Bowtex Energy (Canada) Corporation.

Mr. Gunderson currently is also a director (or equivalent) of Stoneham Drilling Trust (TSX).

Mr. Gunderson is a member of the Audit Committee, the Corporate Governance Committee and the Environmental, Health, Safety and Reserve Committee. During 2006, Mr. Gunderson attended 8 of 8 Board meetings and 6 of 6 Board committee meetings.

As at March 1, 2007, Mr. Gunderson beneficially owned, directly or indirectly, or had control or direction over 29,000 Trust Units and 43,334 options to acquire Trust Units.

Robert B. Hodgins	Calgary, Alberta	Director since: May 15, 2006

Mr. Hodgins is a retired businessman. Mr. Hodgins is a Chartered Accountant and has been a senior financial executive with several senior Canadian issuers, including Pengrowth Energy Trust, Canadian Pacific Limited and TransCanada PipeLines Limited, during his 25 year career.

Mr. Hodgins currently is also a director (or equivalent) of the following public issuers: AltaGas Income Trust (TSX); Enerflex Systems Income Fund (TSX); Fairborne Energy Trust (TSX); and MGM Energy Corp. (TSX).

Mr. Hodgins is the Chair of the Audit Committee and a member of the Compensation Committee and the Corporate Governance Committee. During 2006, Mr. Hodgins attended 6 of 6 Board meetings and 4 of 4 Board committee meetings that occurred while he was a director.

As at March 1, 2007, Mr. Hodgins beneficially owned, directly or indirectly, or had control or direction over 9,500 Trust Units and 20,000 options to acquire Trust Units.

Arne R. Nielsen	Calgary, Alberta	Director since: April 22, 1996

Mr. Nielsen is a retired businessman. Mr. Nielsen has been involved with the Fund since its formation in July, 1996 in the following capacities: Chairman of the Board of the Corporation (July, 2003 to present); Executive Chairman of the Corporation (October, 2001 to July, 2003); and Chairman of the Board and Chief Executive Officer of the Corporation (July, 1996 to September, 2001). During his career as a professional geologist, Mr. Nielsen held several senior executive positions with Mobil Oil Canada Ltd., including Chairman and Chief Executive Officer.

Mr. Nielsen currently is also a director of the following public issuers: Softrock Minerals Ltd. (TSX Venture); and VAALCO Energy Inc. (American Stock Exchange).

Mr. Nielsen is a member of the Audit Committee and the Corporate Governance Committee. During 2006, Mr. Nielsen attended 8 of 8 Board meetings and 6 of 6 Board committee meetings.

As at March 1, 2007, Mr. Nielsen beneficially owned, directly or indirectly, or had control or direction over 109,846 Trust Units and 95,000 options to acquire Trust Units. Mr. Nielsen, through Proximus Energy Corporation, also owns 172,708 Exchangeable Shares (exchangeable as at March 1, 2007 into 278,906 Trust Units for no additional consideration).

Warren D. Steckley	Calgary, Alberta	Director since: April 22, 1996

Mr. Steckley is currently President and Chief Operating Officer of Barnwell of Canada, Limited, an oil and gas company and a wholly-owned subsidiary of Barnwell Industries Inc., a public company which trades on the American Stock Exchange. Mr. Steckley is a professional engineer.

Mr. Steckley currently is also a director of Strike Petroleum Ltd. (TSX Venture).

Mr. Steckley is the Chair of the Environment, Health, Safety and Reserve Committee and a member of the Audit Committee and the Compensation Committee. During 2006, Mr. Steckley attended 8 of 8 Board meetings and 6 of 6 Board committee meetings.

As at March 1, 2007, Mr. Steckley beneficially owned, directly or indirectly, or had control or direction over 35,300 Trust Units and 43,334 options to acquire Trust Units.

RE-APPOINTMENT OF TRUSTEE

Pursuant to Article 6.1 of the Trust Indenture, it is necessary to re-appoint, or to appoint a successor to, the trustee of the Fund at an annual meeting of the Unitholders, for an ensuing two years. It is proposed that Computershare Trust Company of Canada be re-appointed trustee of the Fund for the two year period ending at the closing of the annual meeting of the

Unitholders to be held in 2009. Computershare (including its predecessor Montreal Trust Company of Canada) has been the Trustee since the inception of the Fund in 1996.

Unitholders will be asked at the Fund Meeting to consider and, if deemed advisable, to approve, by simple majority of votes cast at the Fund Meeting, the following resolution (the "Trustee Resolution") to re-appoint Computershare Trust Company of Canada as trustee of the Fund:

> "BE IT RESOLVED THAT Computershare Trust Company of Canada (the "Trustee") be re-appointed trustee of Shiningbank Energy Income Fund (the "Fund") under the Trust Indenture dated May 16, 1996, as amended and restated on September 6, 2005, between Shiningbank Energy Ltd. and the Trustee, on behalf of the Fund, for a two year period ending upon the termination of the annual meeting of the Unitholders of the Fund to be held in 2009."

The Board has determined that the re-appointment of Computershare Trust Company of Canada as Trustee is in the best interests of the Fund and its Unitholders and unanimously recommends that Unitholders vote in favour of the Trustee Resolution.

At the Fund Meeting, the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of the Trustee Resolution.

AMENDMENTS TO TRUST INDENTURE AND SEL UNANIMOUS SHAREHOLDER AGREEMENT AND TERMINATION OF SHC UNANIMOUS SHAREHOLDER AGREEMENT

The Corporation has completed a detailed review of the Trust Indenture, the SEL Unanimous Shareholder Agreement and the SHC Unanimous Shareholder Agreement and determined that various types of amendments are necessary. The Trust Indenture and the SEL Unanimous Shareholder Agreement were based on templates established when the Fund was created approximately eleven years ago. Since then experience with royalty trusts has caused an evolution of the clauses used in such governing documents. Accordingly, a variety of changes are needed to bring the Trust Indenture into conformity with current industry practices. Furthermore, the Corporation is of the view that the SHC Unanimous Shareholder Agreement is no longer required and its existence is solely attributed to certain terms in the Trust Indenture, which the Corporation proposes to amend at the Fund Meeting. These changes are necessary to streamline the structure and operation of the Fund and its subsidiary entities to allow the Fund to carry out its business in an efficient manner and in the best interests of the Unitholders.

In summary, the proposed amendments to the Trust Indenture and the SEL Unanimous Shareholder Agreement are intended to achieve the following:

- Simplify the Annual Meeting Process: Unitholders presently have the right to receive notice of and to attend at the annual meetings of the Fund and any other Managed Entities (as that term is defined in the Trust Indenture), which presently includes SHC, SEL and SLP. Historically, Unitholders have chosen to only attend the annual meeting of the Fund. The revisions to the Trust Indenture and the SEL Unanimous Shareholder Agreement will result in Unitholders no longer receiving notice of and having the right to attend at the annual meetings of any Managed Entities (as that term is defined in the Trust Indenture). The Unitholders will continue to receive notice of and have the right to attend at the annual meeting of unitholders of the Fund. This approach is consistent with that followed by other oil and gas royalty trusts.

- Simplify the Voting Process: Unitholders presently have the right to vote on the election of directors, the appointment of auditors and any amendments to the by-laws of the Managed Entities (as that term is defined in the Trust Indenture). Due to the complexity of the Fund's organizational structure, it is administratively inefficient to allow Unitholders to vote on these matters for each subsidiary entity of the Fund. The revisions to the Trust Indenture and the SEL Unanimous Shareholder Agreement will result in Unitholders retaining the right to direct how the shares of SEL are voted with respect to the election of directors and the appointment of auditors and the taking of any action as may be required by applicable laws to be submitted to the Unitholders for approval. The Board is of the view that it is appropriate for Unitholders to retain voting rights with respect to SEL as it is the entity that manages substantially all of the Fund's assets and acts as the administrator of the Fund. This approach is consistent with that followed by other oil and gas royalty trusts.

- Simplify the Organizational Structure: The amendments to the Trust Indenture will eliminate the need for the SHC Unanimous Shareholder Agreement, eliminate the requirement that any new Managed Entities (as that term is defined in the Trust Indenture) have a unanimous shareholder agreement and allow for certain restrictions in the SEL

Unanimous Shareholder Agreement to be deleted. The requirement that Unitholders approve the issuance of additional shares of SEL will be deleted from the SEL Unanimous Shareholder Agreement. This will allow the Fund to capitalize SEL, one of its indirectly wholly-owned subsidiary entities, in the most appropriate manner.

- Simplify the Reporting Process: The Trust Indenture presently requires that the Fund to mail its annual and interim financial statements to all registered Unitholders. The amendments to the Trust Indenture will allow the Fund to follow a process similar to that used for beneficial Unitholders where an annual request form is delivered to Unitholders and such materials are only mailed to those Unitholders who request them. The amendments to the Trust Indenture will also allow the Fund to deliver such documents electronically to those Unitholders who request that they be delivered in this manner.

A more detailed description of the proposed amendments to the Trust Indenture and the SEL Unanimous Shareholder Agreement is attached to this Information Circular as Schedule "A".

Unitholders will be asked at the Fund Meeting to consider and, if deemed advisable, to approve, the following special resolutions to amend the Trust Indenture and the SEL Unanimous Shareholder Agreement and to terminate the SHC Unanimous Shareholder Agreement (the "Special Resolution"):

"BE IT RESOLVED THAT:

(a) the amendments provided for in Schedule "A" to the Information Circular of Shiningbank Energy Income Fund (the "Fund") dated March 14, 2007 ("Schedule A") to the amended and restated Trust Indenture of the Fund dated September 6, 2005 between Shiningbank Energy Ltd. (the "Corporation") and Computershare Trust Company of Canada (the "Trustee"), as trustee of the Fund, be and are hereby approved;

(b) the Trustee, the Corporation and Shiningbank Holdings Corporation ("SHC") be and are hereby directed to amend the Unanimous Shareholder Agreement of the Corporation dated October 9, 2002 among SHC, the Corporation and the Trustee, as provided for in Schedule A;

(c) the Trustee and the Corporation be and are hereby directed to terminate the Unanimous Shareholder Agreement of SHC dated October 9, 2002 among SHC, the Trustee, Proximus Energy Corporation and Kivacorp Petroleum Ltd.; and

(d) the Trustee, as trustee of the Fund, and any officer or director of the Corporation for and on behalf of the Corporation, in its own capacity and in its capacity as administrator of the Fund, be and are hereby authorized to do all such things and to execute all such documents or instruments as may be necessary or desirable to give effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions, provided that the directors of the Corporation may, in their discretion and without further approval of the Unitholders, revoke and rescind this special resolution before it is acted upon."

Approval of the proposed amendments to the Trust Indenture and the SEL Unanimous Shareholder Agreement and termination of the SHC Unanimous Shareholder Agreement requires approval of not less than 66 2/3% of the votes cast in respect of the Special Resolution by or on behalf of the Unitholders present in person or represented by proxy at the Fund Meeting.

The Board has determined that amending the Trust Indenture and the SEL Unanimous Shareholder Agreement and terminating the SHC Unanimous Shareholder Agreement is in the best interests of the Fund and its Unitholders and unanimously recommends that Unitholders vote in favour of the Special Resolution.

At the Fund Meeting, the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of the Special Resolution to amend the Trust Indenture and the SEL Unanimous Shareholder Agreement and to terminate the SHC Unanimous Shareholder Agreement.

Copies of the current versions of the Trust Indenture (filed on September 8, 2005), the SEL Unanimous Shareholder Agreement (filed on March 28, 2005) and the SHC Unanimous Shareholder Agreement (filed on March 28, 2005) are available on SEDAR (www.sedar.com). Copies of the proposed amended and restated Trust Indenture and SEL Unanimous Shareholder Agreement are available by contacting the Corporate Secretary of the Corporation at (403) 268-7477.

OTHER BUSINESS

The Corporation knows of no amendment, variation or other matter to come before the Fund Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Fund Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

MATTERS TO BE CONSIDERED AT THE SHC SHAREHOLDER'S MEETING

APPOINTMENT OF AUDITORS

The Trustee, on behalf of the Fund, will vote the shares of SHC as directed by resolution of the Unitholders at the Fund Meeting, for the appointment of its auditors. KPMG LLP, Chartered Accountants, using their offices in Calgary, Alberta, have been proposed for re-appointment as auditors of the Corporation, to hold office until the next annual meeting thereof. KPMG LLP were first appointed auditors of SHC on August 22, 2002. See "Matters to be Considered at the Fund Meeting – Appointment of Auditors".

ELECTION OF DIRECTORS

The terms of the current directors of SHC expire at the end of the SHC Shareholder's Meeting. Pursuant to the terms of the SHC Unanimous Shareholder Agreement, the Trustee, on behalf of the Fund, will vote for the Board of Directors of SHC pursuant to the instructions of the Unitholders. The Unitholders will direct the Trustee, on behalf of the Fund, how to vote with respect to the seven nominees: Edward W. Best, Richard W. Clark, David M. Fitzpatrick, D. Grant Gunderson, Robert B. Hodgins, Arne R. Nielsen and Warren D. Steckley as directors of SHC. See "Matters to be Considered at the Fund Meeting – Instruction to Trustee as to Election of Directors of SHC, SEL and SLP".

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the SHC Shareholder's Meeting other than the matters referred to in the Notice of Meeting for the SHC Shareholder's Meeting.

MATTERS TO BE CONSIDERED AT THE SEL SHAREHOLDER'S MEETING

APPOINTMENT OF AUDITORS

SHC will vote the shares of the Corporation as directed by resolution of the Unitholders at the Fund Meeting, for the appointment of its auditors. KPMG LLP, Chartered Accountants, using their offices in Calgary, Alberta, have been proposed for re-appointment as auditors of the Corporation, to hold office until the next annual meeting thereof. KPMG LLP were first appointed auditors of the Corporation on April 22, 1996. See "Matters to be Considered at the Fund Meeting – Appointment of Auditors".

ELECTION OF DIRECTORS

The terms of the current directors of the Corporation expire at the end of the SEL Shareholder's Meeting. Pursuant to the terms of the SEL Unanimous Shareholder Agreement, SHC will vote for the Board of Directors of the Corporation pursuant to the instructions of the Unitholders. The Unitholders will direct SHC how to vote with respect to the seven nominees: Edward W. Best, Richard W. Clark, David M. Fitzpatrick, D. Grant Gunderson, Robert B. Hodgins, Arne R. Nielsen and Warren D. Steckley as directors of the Corporation. See "Matters to be Considered at the Fund Meeting - Instruction to Trustee as to Election of Directors of SHC, SEL and SLP".

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the SEL Shareholder's Meeting other than the matters referred to in the Notice of Meeting for the SEL Shareholder's Meeting.

MATTERS TO BE CONSIDERED AT THE SLP SHAREHOLDER'S MEETING

APPOINTMENT OF AUDITORS

The Trustee, on behalf of the Fund, will vote the shares of SLP as directed by resolution of the Unitholders at the Fund Meeting, for the appointment of its auditors. KPMG LLP, Chartered Accountants, using their offices in Calgary, Alberta, have been proposed for re-appointment as auditors of SLP, to hold office until the next annual meeting thereof. KPMG LLP were first appointed as auditors of SLP on May 10, 2005. See "Matters to be Considered at the Fund Meeting – Appointment of Auditors".

ELECTION OF DIRECTORS

The terms of the current directors of SLP expire at the end of the SLP Shareholder's Meeting. The Trustee, on behalf of the Fund will vote for the Board of Directors of SLP pursuant to the instructions of the Unitholders. The Unitholders will direct the Fund how to vote with respect to the three nominees: David M. Fitzpatrick, Arne R. Nielsen and Warren D. Steckley as directors of the Corporation. See "Matters to be Considered at the Fund Meeting - Instruction to Trustee as to Election of Directors of SHC, SEL and SLP".

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the SLP Shareholder's Meeting other than the matters referred to in the Notice of Meeting for the SLP Shareholder's Meeting.

EXECUTIVE COMPENSATION

COMPENSATION OF THE DIRECTORS AND OFFICERS OF SHC AND SLP

The officers and directors of both SHC and SLP do not receive compensation of any kind for their positions as officers or directors of such companies.

COMPENSATION OF DIRECTORS OF THE CORPORATION

The Board, through its Compensation Committee, is responsible for the development and implementation of a compensation plan for the independent directors of the Corporation. No compensation is paid to a member of the Board who is also a member of management.

The main objectives of the compensation plan are: (a) to attract and retain the services of the most qualified individuals; (b) to compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in board and committee membership and at a level that approximates the median compensation paid to directors of a peer group of oil and gas royalty trusts; and (c) to align the interests of the directors with the Unitholders. To meet and maintain these objectives, the Compensation Committee annually performs a review of the compensation plan, which includes surveying the compensation paid to directors of a peer group of oil and gas royalty trusts. The Compensation Committee recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval.

The following table sets forth the retainers and fees that were paid by the Corporation to the independent directors during the year ended December 31, 2006. In addition, directors were reimbursed for any expenses incurred to attend a board or committee meeting.

Compensation Element	Amount ($)
Board Retainer – Annual	15,000
Additional Chair of Board Retainer – Annual	15,000
Additional Board Committee Chair Retainer – Annual:	
Audit	10,000
Compensation	3,000
Corporate Governance	3,000
Environment, Health, Safety and Reserve	3,000
Meeting Attendance Fee[1]	1,000

Note:

(1) Meeting attendance fees are paid for each Board or Committee meeting attended, provided that only one meeting attendance fee is paid where more than one meeting is held on the same day. Meeting attendance fees are not paid for teleconference meetings. The Chairman of the Board is paid a meeting attendance fee of $1,500.

During the year ended December 31, 2006, the Corporation paid an aggregate of $184,375 to the independent directors as compensation for their services as directors of the Corporation. The following table sets forth retainers and fees that were paid by the Corporation to each independent director during the year ended December 31, 2006.

Name	Board Retainer ($)	Board/Committee Chair Retainer ($)	Meeting Attendance Fees Paid ($)	Total ($)
Edward W. Best	15,000	3,000	11,000	29,000
Richard W. Clark[1]	15,000	1,500	11,000	27,500
D. Grant Gunderson[2]	15,000	5,000	12,000	32,000
Robert B. Hodgins[3]	9,375	5,000	8,000	22,375
Arne R. Nielsen	15,000	15,000	13,500	43,500
Warren D. Steckley	15,000	3,000	12,000	30,000

Notes:

(1) Richard W. Clark is a partner at the law firm of Gowling Lafleur Henderson LLP, which receives fees for the provisions of legal services to the Corporation.

(2) D. Grant Gunderson was Chair of the Audit Committee from January 1, 2006 to June 13, 2006.

(3) Robert B. Hodgins was elected as a director of the Corporation on May 15, 2006 and was appointed Chair of the Audit Committee on June 13, 2006.

Each member of the Board is eligible to receive options to purchase Trust Units ("Unit Options") under the Trust Unit Rights Incentive Plan of the Fund adopted and approved by the Board and the Unitholders on May 8, 2001, as amended from time to time (the "Option Plan"). All Unit Options vest over a period of three years, with the Unit Options first becoming exercisable one year from the date of grant. The Unit Options granted to members of the Board who are members of management are discussed under the heading "Summary of Executive Compensation".

The following table indicates the Unit Options granted by the Corporation to the independent directors during the financial year ended December 31, 2006.

Name	Securities Under Unit Options Granted (#)	Exercise Price at Date of Grant ($/Security)	Market Value of Securities Underlying Unit Options at Date of Grant ($/Security)	Expiration Date (mm/dd/yyyy)
Edward W. Best	20,000	$29.15	$29.15	12/31/2015
Richard W. Clark	20,000	$29.15	$29.15	12/31/2015
D. Grant Gunderson	20,000	$29.15	$29.15	12/31/2015
Robert B. Hodgins	20,000	$22.94	$22.94	05/16/2016
Arne R. Nielsen	20,000	$29.15	$29.15	12/31/2015
Warren D. Steckley	20,000	$29.15	$29.15	12/31/2015

The following table indicates Unit Option exercises by the independent directors of the Corporation during the financial year ended December 31, 2006 and the year end values of the Unit Options held by those persons as at December 31, 2006.

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Unit Options at December 31, 2006 Exercisable/Unexercisable (#)	Value of Unexercised in the money Unit Options at December 31, 2006[(1)] Exercisable/Unexercisable ($)
Edward W. Best	21,666	274,528	Nil / 43,334	Nil / Nil
Richard W. Clark	-	-	8,333 / 36,667	Nil / Nil
D. Grant Gunderson	21,666	290,977	Nil / 43,334	Nil / Nil
Robert B. Hodgins	-	-	Nil / 20,000	Nil / Nil
Arne R. Nielsen	-	-	51,667 / 43,333	96,600 / Nil
Warren D. Steckley	21,666	279,061	Nil / 43,334	Nil / Nil

Note:

(1) The value of unexercised Unit Options at December 31, 2006 was based on a closing price per Trust Unit on the TSX on December 31, 2006 of $12.85.

In January, 2007, the Board approved the adoption of a new long-term incentive program to replace the Option Plan. Directors of the Corporation are eligible to participate in the long-term incentive program. For a description of the new long-term incentive program as well as the details of the initial grants made to Directors of the Corporation, please see "Long-term Incentive Program" and "– Long-term Incentive Program Awards – Independent Directors".

COMPOSITION OF THE COMPENSATION COMMITTEE

The Board has appointed a compensation committee (the "Compensation Committee") whose mandate includes compensation awards, issues and policies, and evaluation of executive performance. The Compensation Committee is comprised of four independent directors, Edward W. Best, Richard W. Clark, Robert B. Hodgins and Warren D. Steckley, and is chaired by Mr. Best. Mr. Clark was the Corporate Secretary of the Corporation from July, 1996 to September, 2005. On June 13, 2006, D. Grant Gunderson and Arne R. Nielsen ceased to be members of the Compensation Committee and Robert B. Hodgins became a member of the Compensation Committee.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee, whose members are appointed by and from the Board, convenes at least once a year to assess executive management, review proposals for compensation for all executive officers and conduct an independent evaluation of compensation for current management. The Compensation Committee submits its recommendations to the Board. The Compensation Committee has the goal of achieving a competitive compensation structure that aligns the interests of management with that of the Unitholders.

The Corporation's policy is to provide a compensation package that will attract and retain qualified executive officers and at the same time link incentives to short and long term corporate objectives. During the year ended December 31, 2006, the

compensation program for executive officers of the Corporation was comprised of salary, benefits, Unit Options and a bonus plan.

The following are the components of executive compensation at the Corporation. Although each of the following components have different objectives, each are considered by the Compensation Committee to be equally important and each must be competitive relative to a peer group of oil and gas royalty trusts and similarly sized oil and gas exploration companies (the "Peer Group") against which the Corporation must compete for professional and operational staff.

Base Salary and Benefits

Base salaries and benefits for executive officers are determined by the Compensation Committee on the basis of position held and related responsibilities and functions performed, having regard to base salary and benefit ranges for similar positions in the Peer Group. The Compensation Committee also utilizes an independent annual industry survey containing comparative data for the Peer Group. Compensation levels are to approximate the median level of the survey but individual performance and responsibilities are also considered by the Compensation Committee in assessing compensation.

Bonus Plan

The overall purpose of the bonus plan is normally to relate a component of compensation directly to the annual results of the Fund and performance of the individual and executive group. The Board has retained complete discretion in the awarding of bonuses and utilizes independently collected comparative data for the Peer Group. Awards under the bonus plan are normally determined based on several factors, including: the Corporation's growth; financial and operating metrics such as cash flow, operating costs, general and administrative costs and netbacks; and competitive factors in the local marketplace for professional and operational staff. In 2006, industry-wide competition for high quality executive, professional and operational staff in the local marketplace was the overriding factor in determining awards under the bonus plan.

Long-Term Incentive Program

Unit Options are granted as a long-term incentive. The Compensation Committee, in determining the number of Unit Options to be granted, will consider the number and terms of Unit Options held, the responsibilities and functions of the executive officer, the officer's individual and group performance and the overall performance of the Fund over a period of recent years. A wide range of performance factors such as unit price, distributions per Trust Unit, annual and multi-year yields, net asset value per Trust Unit, finding, development and acquisition costs per barrel, recycle ratio and internal rate of return are considered.

In January, 2007, the Board approved a change in the Fund's long-term incentive program. Since 2001, the long-term incentive program had consisted of the Option Plan (see "Unit Options"). After carefully reviewing the Option Plan, current trends in long-term incentive programs and giving consideration to competitive factors in the local marketplace for professional and operational staff, the Board approved the adoption of a Restricted Unit Plan and a Performance Unit Plan. With the adoption of the new long-term incentive program, it is anticipated that the granting of Unit Options under the Option Plan will only occur in limited circumstances. For a description of the new long-term incentive program as well as the details of the initial grants made to the named executive officers of the Corporation, please see "Long-term Incentive Program" and "– Long-term Incentive Program Awards – Named Executive Officers".

Compensation of the Chief Executive Officer

The factors considered by the Compensation Committee in determining total compensation for the CEO, as well as the manner in which these factors are reviewed, are similar to those used in determining total compensation for the other executives of the Corporation. However, in the case of the CEO, weight is also given to the CEO's performance in such areas as leadership, communications skills and strategic vision.

The foregoing report is respectfully submitted to the Unitholders by the Compensation Committee.

Edward W. Best (Chair)	Robert B. Hodgins
Richard W. Clark	Warren D. Steckley

SUMMARY OF EXECUTIVE COMPENSATION

The following table sets forth the annual, long-term and other compensation paid or granted by the Corporation for the financial years ended December 31, 2006, 2005 and 2004 to the Chief Executive Officer, the Chief Financial Officer and the other executive officers whose total salary and bonus exceeded $150,000 in the most recently completed financial year (the "named executive officers").

		Annual Compensation			Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)(2)
David M. Fitzpatrick President and CEO	2006	325,000	250,000	Nil	100,000	Nil	Nil	20,556
	2005	275,000	220,000	Nil	125,000	Nil	Nil	17,536
	2004	250,000	200,000	Nil	100,000	Nil	Nil	18,338
Bruce K. Gibson Vice President, Finance and CFO	2006	240,000	160,000	Nil	70,000	Nil	Nil	15,456
	2005	210,000	175,000	Nil	70,000	Nil	Nil	13,653
	2004	170,000	150,000	Nil	60,000	Nil	Nil	12,809
Gregory D. Moore Vice President, Operations and COO	2006	220,000	135,000	Nil	70,000	Nil	Nil	14,227
	2005	190,000	145,000	Nil	70,000	Nil	Nil	12,413
	2004	170,000	115,000	Nil	60,000	Nil	Nil	12,783
Terry P. Prokopy Vice President, Land	2006	185,000	65,000	Nil	Nil	Nil	Nil	12,144
	2005	185,000	120,000	Nil	70,000	Nil	Nil	12,032
	2004	170,000	115,000	Nil	60,000	Nil	Nil	12,640

Notes:

(1) Except as disclosed in the table, perquisites and other personal benefits are less than $50,000 and 10% of the total annual salary and bonus for any of the named executive officers.

(2) Includes the annual contributions by the Corporation in accordance with the employee savings plan and the insurance premium paid by the Corporation with respect to term life insurance for the benefit of the executive officers. See "Employee Savings Plan".

UNIT OPTIONS

The purpose of the Option Plan is to encourage ownership of Trust Units, to maintain a direct link between compensation and performance and to retain and motivate directors, officers, employees and consultants to optimize the Fund's long-term financial success.

The Option Plan reserves a maximum of 3,995,692 Trust Units for issuance upon the exercise of Unit Options, which represents 4.6% of the Fund's issued and outstanding Trust Units as at March 1, 2007. From July 1, 2001 (being the inception date of the Option Plan) to March 1, 2007, an aggregate of 1,281,962 Trust Units have been issued upon the exercise of Unit Options, which represents 1.5% of the Fund's issued and outstanding Trust Units as at March 1, 2007. As a result, 2,713,730 Trust Units remain reserved for issuance under the Option Plan as at March 1, 2007, which represents 3.2% of the Fund's issued and outstanding Trust Units. As at March 1, 2007, 2,628,002 Unit Options were outstanding, which represents 3.1% of the Fund's issued and outstanding Trust Units. The Fund has capacity under the Option Plan to grant an additional 85,728 Unit Options in the future.

Listed below is a summary of the principal terms of the Option Plan:

Limitation on Trust Units Reserved: The Option Plan reserves a maximum of 3,995,692 Trust Units for issuance upon the exercise of Unit Options, provided that the number of Trust Units reserved under the Option Plan shall not at any time exceed 7.5% of the aggregate number of issued and outstanding Trust Units unless otherwise approved by the Toronto Stock Exchange (the "TSX") and the Unitholders.

Eligible Participants: The directors, officers, employees and other service providers of the Corporation are eligible to participate in the Option Plan.

Limitation on Individual Grants: The aggregate number of Unit Options granted to any single participant under the Option Plan shall not exceed 5% of the issued and outstanding Trust Units of the Fund.

Option Term: The term of all Unit Options granted under the Option Plan shall not exceed ten years.

Vesting Provisions: Under the terms of the Option Plan, one-third of the Unit Options granted to each optionee may be exercised commencing after the first anniversary of the date of grant and an additional one-third become exercisable upon each of the following two anniversaries of the date of grant. However, these vesting provisions will be accelerated upon a change of control (as defined in the Option Plan).

Exercise Price at Time of Grant: The exercise price of Unit Options will be equal to the closing price of the Trust Units on the TSX on the day preceding the date of grant.

Adjustment of Exercise Price: Under the terms of the Option Plan, the exercise price of each Unit Option is reduced monthly pursuant to a formula. This formula provides that the exercise price of each Unit Option is reduced monthly by the aggregate amount of any decreases in the daily closing prices on the TSX of the Trust Units from the date prior to the date the Trust Units first trade "ex-distribution" (the "Ex-Distribution Date") of the monthly distribution amount thereon to the date that is prior to the next Ex-Distribution Date that is in excess of 0.83333% of the Fund's consolidated net fixed assets (the "Monthly Return Amount"); provided however that such monthly decrease in the exercise price will not exceed the amount of that month's per Trust Unit distribution amount that exceeds the Monthly Return Amount (the "Excess Monthly Return"). In addition, any amount by which the aggregate of the monthly reduction in the exercise price is less than the Excess Monthly Return for that month can be carried over to future months to permit the exercise price to be reduced further by that amount.

Termination: Upon the cessation of a participant's services to the Corporation (including services as a member of the Board) for any reason whatsoever (other than death), any unvested Unit Options terminate immediately and such participant will have the shorter of 60 days from the date of such cessation and the end of the option term to exercise all vested Unit Options, after which time such unexercised Unit Options will terminate; provided, however, that upon termination for cause, all Unit Options, whether vested or unvested, may, at the discretion of the Board, be terminated immediately. Upon cessation of services by reason of death, the executor or personal representative shall be entitled to exercise all vested Unit Options of the deceased for a period commencing on the date of death and ending on the date which is the shorter of six months and the end of the option term.

Assignment: Unit Options may not be transferred or assigned.

Financial Assistance: No financial assistance will be provided by the Fund or any of its affiliates to participants under the Option Plan to facilitate the exercise of Unit Options.

Amendment: The Option Plan may be amended, modified or terminated by the Board with the approval of the TSX, and any Unitholder approvals required by the TSX.

The following table summarizes information about outstanding Unit Options as at March 1, 2007:

	Outstanding Unit Options			Exercisable Unit Options	
Range of Exercise Prices	Number Outstanding at March 1, 2007	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at March 1, 2007	Weighted Average Exercise Price
$7.00 to $11.99	487,500	5.1	$9.94	487,500	$9.94
$12.00 to $15.99	442,001	6.9	14.53	418,668	14.49
$16.00 to $18.99	717,501	7.9	18.46	443,334	18.53
$19.00 to $22.99	165,000	9.1	20.78	21,666	20.94
$23.00 to $27.99	816,000	8.8	27.65	278,667	27.65
Total	2,628,002	7.6	$19.22	1,649,835	$16.54

Unit Options Granted During the Most Recently Completed Financial Year

The following table indicates the Unit Options granted to the named executive officers of the Corporation during the financial year ended December 31, 2006.

Name	Securities Under Unit Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price at Date of Grant ($/Security)	Market Value of Securities Underlying Unit Options at Date of Grant ($/Security)	Expiration Date (mm/dd/yyyy)
David M. Fitzpatrick	100,000	10%	$29.15	$29.15	12/31/2015
Bruce K. Gibson	70,000	7%	$29.15	$29.15	12/31/2015
Gregory D. Moore	70,000	7%	$29.15	$29.15	12/31/2015

Note:

(1) On March 6, 2007, a further 16,909 Unit Options were granted to each of Messrs. Fitzpatrick, Gibson and Moore, all with an exercise price of $12.80 per Trust Unit.

Unit Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table indicates Unit Option exercises by the named executive officers of the Corporation during the financial year ended December 31, 2006 and the year end values of the Unit Options held by those persons as at December 31, 2006.

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Unit Options at December 31, 2006 Exercisable/Unexercisable (#)	Value of Unexercised in the money Unit Options at December 31, 2006(1) Exercisable/Unexercisable ($)
David M. Fitzpatrick	-	-	191,667 / 216,666	312,432 / Nil
Bruce K. Gibson	20,000	124,412	153,333 / 136,667	194,400 / Nil
Gregory D. Moore	-	-	130,000 / 136,667	227,268 / Nil
Terry P. Prokopy	5,000	64,940	243,333 / 66,667	452,400 / Nil

Note:

(1) The value of unexercised Unit Options at December 31, 2006 was based on a closing price per Trust Unit on the TSX on December 31, 2006 of $12.85.

LONG-TERM INCENTIVE PROGRAM

In January, 2007, the Board approved a new long-term incentive program which is comprised of a Restricted Unit Plan and a Performance Unit Plan. The Board has delegated the administration of the plans to the Compensation Committee. The Board designates those directors, officers and employees of, and other service providers to, the Corporation who are eligible for participation in the plans and approves any grants under the plans.

Under the Restricted Unit Plan, grants of restricted units ("Restricted Units") mature as to one-third of the number granted on each of the first, second and third anniversaries of the grant date. On each maturity date, the number of maturing Restricted Units is adjusted to give the holder credit for any distributions that have been paid since the grant date. The "adjusted" number of Restricted Units is then multiplied by the current market value of the Trust Units to determine the cash payment that the holder of the Restricted Units is entitled to receive.

Under the Performance Unit Plan, the Committee establishes performance measures and the threshold level of performance in order for performance units ("Performance Units") granted under the plan to become payable. For the Performance Units granted in 2007, the performance measure is total unitholder return (assuming reinvestment of distributions) relative to a selected peer group.

The Performance Units mature on the third anniversary of the grant date. On the maturity date, the number of Performance Units is multiplied by a performance multiplier, which is based on the percentile rank of the Fund's three-year total unitholder return relative to a selected peer group. If the Fund's percentile rank is less than 35, the performance multiplier is zero and no payments are made for the Performance Units then maturing. For percentile rankings between 35 and 75, the performance multiplier ranges from 0.4 to 2.0. The maximum performance multiplier is 2.0. Assuming that the percentile rank is greater than 34, the "performance adjusted" number of Performance Units is then adjusted to give the holder credit for any

distributions that have been paid since the grant date. The "performance and distribution adjusted" number of Performance Units is then multiplied by the current market value of the Trust Units to determine the cash payment that the holder of the Performance Units is entitled to receive.

Under both the Restricted Unit Plan and the Performance Unit Plan, the current market value of the Trust Units is based on the weighted average trading price on the TSX for the ten trading days preceding the maturity date.

In the event of a "change of control" (as defined in the Restricted Unit Plan and the Performance Unit Plan), all outstanding Restricted Units and Performance Units shall mature on a date, as determined by the Board, that is not more than 30 days prior to the date of the change of control. On such date, the applicable performance measure will be calculated to determine whether any amounts are payable under the Performance Units.

The cost of the Restricted Unit Plan and the Performance Unit Plan will be expensed in the Fund's financial statements.

Long-Term Incentive Program Awards – Named Executive Officers

The following table indicates the number of Restricted Units granted in 2007 to the named executive officers of the Corporation (other than Terry P. Prokopy who retired effective December 31, 2006).

Name	LTIP Award (Restricted Units)	Period Until Maturation or Payout	Estimated Future Payouts Under Non Securities Price Based Plans		
			Threshold (#)	Target (#)	Maximum (#)
David M. Fitzpatrick	14,420	4,806 in 2008 4,807 in 2009 4,807 in 2010	14,420	14,420	14,420
Bruce K. Gibson	8,730	2,910 in 2008 2,910 in 2009 2,910 in 2010	8,730	8,730	8,730
Gregory D. Moore	6,330	2,110 in 2008 2,110 in 2009 2,110 in 2010	6,330	6,330	6,330

The following table indicates the number of Performance Units granted in 2007 to the named executive officers of the Corporation (other than Terry P. Prokopy who retired effective December 31, 2006).

Name	LTIP Award (Performance Units)	Period Until Maturation or Payout	Estimated Future Payouts Under Non Securities Price Based Plans(1)		
			Threshold (#)(2)	Target (#)(3)	Maximum (#)(4)
David M. Fitzpatrick	21,630	21,630 in 2010	Nil	21,630	43,260
Bruce K. Gibson	13,090	13,090 in 2010	Ni	13,090	26,180
Gregory D. Moore	9,490	9,490 in 2010	Nil	9,490	18,980

Notes:

(1) With respect to the Performance Units, future payouts are based upon the total unitholder return for the Fund relative to a selected peer group over the three-year term of the Performance Units. See "Long-term Incentive Program".

(2) Threshold is the minimum number of units that become payable on the applicable maturity date. In this case, the Fund's relative total unitholder return is less than the 35th percentile and, as a result, the performance multiplier for the Performance Units is zero.

(3) Target is the number of units that become payable on the applicable maturity date if the specified performance target is reached. In this case, the Fund's relative total unitholder return is equal to the 50th percentile and, as a result, the performance multiplier for the Performance Units is 1.0.

(4) Maximum is the maximum number of units that become payable on the applicable maturity date. In this case, the Fund's relative total unitholder return is in excess of the 74th percentile and, as a result, the performance multiplier for the Performance Units is 2.0.

Long-Term Incentive Program Awards – Independent Directors

The following table indicates the number of Restricted Units granted in 2007 to the independent directors of the Corporation.

Name	LTIP Award (Restricted Units)	Period Until Maturation or Payout	Estimated Future Payouts Under Non Securities Price Based Plans[(1)]		
			Threshold (#)	Target (#)	Maximum (#)
Edward W. Best	1,000	333 in 2008 333 in 2009 334 in 2010	1,000	1,000	1,000
Richard W. Clark	1,000	333 in 2008 333 in 2009 334 in 2010	1,000	1,000	1,000
D. Grant Gunderson	1,000	333 in 2008 333 in 2009 334 in 2010	1,000	1,000	1,000
Robert B. Hodgins	1,000	333 in 2008 333 in 2009 334 in 2010	1,000	1,000	1,000
Arne R. Nielsen	1,000	333 in 2008 333 in 2009 334 in 2010	1,000	1,000	1,000
Warren D. Steckley	1,000	333 in 2008 333 in 2009 334 in 2010	1,000	1,000	1,000

The following table indicates the number of Performance Units granted in 2007 to the independent directors of the Corporation.

Name	LTIP Award (Performance Units)	Period Until Maturation or Payout	Estimated Future Payouts Under Non Securities Price Based Plans[(1)]		
			Threshold (#)[(2)]	Target (#)[(3)]	Maximum (#)[(4)]
Edward W. Best	3,000	3,000 in 2010	Nil	3,000	6,000
Richard W. Clark	3,000	3,000 in 2010	Nil	3,000	6,000
D. Grant Gunderson	3,000	3,000 in 2010	Nil	3,000	6,000
Robert B. Hodgins	3,000	3,000 in 2010	Nil	3,000	6,000
Arne R. Nielsen	3,000	3,000 in 2010	Nil	3,000	6,000
Warren D. Steckley	3,000	3,000 in 2010	Nil	3,000	6,000

Notes:

(1) With respect to the Performance Units, future payouts are based upon the total unitholder return for the Fund relative to a selected peer group over the three-year term of the Performance Units. See "Long-term Incentive Program".

(2) Threshold is the minimum number of units that become payable on the applicable maturity date. In this case, the Fund's relative total unitholder return is less than the 35th percentile and, as a result, the performance multiplier for the Performance Units is zero.

(3) Target is the number of units that become payable on the applicable maturity date if the specified performance target is reached. In this case, the Fund's relative total unitholder return is equal to the 50th percentile and, as a result, the performance multiplier for the Performance Units is 1.0.

(4) Maximum is the maximum number of units that become payable on the applicable maturity date. In this case, the Fund's relative total unitholder return is in excess of the 74th percentile and, as a result, the performance multiplier for the Performance Units is 2.0.

EMPLOYMENT AGREEMENTS

Employment agreements have been entered into with each of Messrs. Fitzpatrick, Gibson, Moore and Prokopy. Upon a change of control (as defined in the applicable employment agreement), then within 30 days of the earlier of: (i) the date that the executive officer has been terminated without cause; (ii) the date of resignation by the executive officer (which must occur within six months of the change of control); or (iii) in the case of Mr. Fitzpatrick, the date the Administrative Services Agreement (as defined below) is terminated, the Corporation will be responsible for a lump sum payment to the executive officer of 36 months of salary in the case of Mr. Fitzpatrick and 18 months salary in the case of the Messrs. Gibson, Moore and Prokopy, plus benefits applicable at time of termination.

In the event that a change of control as defined in the applicable employment agreement does not result in a change of control as defined in the Option Plan, the executive shall elect to either (i) exercise all of the unexercised outstanding Unit Options held by the executive, whether or not such Unit Options have vested, and receive Trust Units upon payment of the exercise price, or (ii) receive a further lump sum payment equal to the 'in-the-money' value of all unexercised Unit Options held at that time, whether or not such Unit Options have vested, and upon the payment of such amount, the executive shall consent to the termination of all such Unit Options.

In addition, if the Corporation terminates any executive officer without cause, the Corporation will be responsible for a lump sum payment equal to, in the case of Mr. Fitzpatrick, 36 months salary and any earned portion of the bonus, and in the case of Messrs. Gibson, Moore and Prokopy, 18 months salary, and such lump sum payment shall include benefits applicable at time of termination.

REIMBURSEMENT OF THE CORPORATION BY THE FUND - ADMINISTRATIVE EXPENSES

Pursuant to an administrative services agreement (the "Administrative Services Agreement") entered into by the Corporation and the Trustee, on behalf of the Fund, dated October 9, 2002, the Corporation is entitled to reimbursement from the Fund for administrative expenses. Such payment is not intended to provide the Corporation, directly or indirectly, with any financial gain or loss and the Corporation has agreed that such payment will be made only to the extent necessary to reimburse the Corporation for actual costs incurred, including carrying costs until payment. Costs and expenses incurred by the Corporation for the benefit of the Trustee or the Fund and others shall be prorated in a reasonable manner and shall be subject to reimbursement only to the extent such costs and expenses can reasonably be attributed to the services provided under the Administrative Services Agreement.

Administrative expenses are defined in the Administrative Services Agreement as the amount in aggregate representing all expenditures and costs incurred by the Corporation in the management and administration of the Fund, including: (i) reasonable costs and expenses solely and exclusively relating to the Fund which are paid to third parties by the Corporation; and (ii) reasonable costs and expenses incurred by the Corporation to the extent such costs and expenses are reasonably identifiable as being incurred specifically for the Fund including, without limitation, auditing, accounting, bookkeeping, legal, land administration, engineering, travel, telephone, data processing, reporting, executive and management time, salaries and bonuses incurred in providing services provided under the Administrative Services Agreement.

The Administration Services Agreement may be terminated by the Trustee upon the earlier of three months from the date of such notice and the date on which a satisfactory replacement administrator is appointed in compliance with the terms of the Trust Indenture.

Upon the effective date of termination, the Corporation shall: (i) pay to or to the order of the Fund, as the case may be, all monies collected and held for it pursuant to the Administrative Services Agreement, after deducting any amounts incurred to which it is then entitled; and (ii) deliver to or to the order of the Fund a complete report including a statement showing all payments collected by it, and a statement of all monies held by it pursuant to the Administrative Services Agreement during the period following the date of the last audited statement furnished to the Fund pursuant to the Administrative Services Agreement and prior to the effective date of termination and should an auditors' report for this period be requested, the expense of such a report will be borne by the Fund.

EMPLOYEE SAVINGS PLAN

Effective January 1, 2001, the Corporation established an Employee Savings Plan (the "Savings Plan") to assist employees in meeting long term savings goals through the acquisition of Trust Units of the Fund and other professionally managed investment funds and to encourage its employees to have a direct investment in the Fund. Under the Savings Plan, employees may contribute as much of their semi-monthly pay period earnings to the plan as they wish, subject to a minimum contribution of 2% per pay period. The Corporation contributes an amount equal to the amount contributed by the employee to a maximum

of 6% of the employee's semi-monthly pay period earnings. The Corporation's contributions accumulate and are directly deposited into the employee's account on a monthly basis. Once deposited, the contributions vest immediately in favour of the employee even if his or her employment with the Corporation ends thereafter. All contributions under the Savings Plan are contributed to the employees' respective self-directed RRSP accounts or non-RRSP accounts. The contributions made under the Savings Plan by the Corporation are used to purchase Trust Units of the Fund in the secondary market through the facilities of the TSX. All commissions payable respecting the purchase of Trust Units are paid by the Corporation. Employees are responsible for commissions payable in connection with the sale of their Trust Units or other securities held under the Savings Plan.

TRUST PERFORMANCE GRAPH

The following graph and table compare Shiningbank's five-year cumulative unitholder return (assuming reinvestment of distributions) for $100 invested in the Trust Units of Shiningbank on December 31, 2001 with the cumulative total return of the S&P/TSX Composite Index (assuming reinvestment of dividends and distributions) for the five most recently completed financial years.


400
350
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006
Shiningbank
S&P/TSX Composite Index

	December 2001	December 2002	December 2003	December 2004	December 2005	December 2006
Shiningbank	100	155	212	269	368	299
S&P/TSX Composite Index	100	88	111	127	158	185

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table details all compensation plans under which equity securities of the Fund are authorized for issuance as of December 31, 2006.

Plan Category	Number of Trust Units to be issued upon exercise of outstanding Unit Options, Warrants and Rights	Weighted-Average Exercise Price of outstanding Unit Options, Warrants and Rights	Number of Trust Units remaining available for future issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders(1)	2,663,002	$19.40	50,728
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A
TOTAL	2,663,002	$19.40	50,728

Note:

(1) See "Executive Compensation – Long-Term Incentive Program".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the inception of the Fund, no directors or officers of the Corporation, nor any associate or affiliate of any of them, have been indebted to the Fund or the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, management of the Corporation is not aware of any material interest of any informed person, director, proposed director or officer of the Corporation, SHC or SLP, any shareholder of the Corporation, SHC or SLP who beneficially owns more than 10% of the common shares of any such corporation, any Unitholder who beneficially owns more than 10% of the Trust Units, or any known associate or affiliate of these persons, in any transaction since the commencement of the last fiscal year of the Fund or in any proposed transaction that has materially affected or would materially affect the Fund or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Fund is accessible on the SEDAR website at www.sedar.com. The Fund has a current Annual Information Form ("AIF") filed with the securities commissions of all the provinces of Canada pursuant to National Instrument 51-102 *Continuous Disclosure Obligations*. Financial information is provided in the Fund's comparative financial statements and management's discussion and analysis ("MD&A") for its most recently completed financial year. The following documents will be provided to any Unitholder upon request to the Corporate Secretary of the Corporation at (403) 268-7477:

1. A copy of the AIF of the Fund, together with one copy of any document or the pertinent pages of any document, incorporated by reference in the AIF; and

2. A copy of the comparative financial statements of the Fund for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of the Fund subsequent to the financial statements for its most recently completed financial year, together with the applicable MD&A.

Such documents are also accessible on the Fund's website at www.shiningbank.com.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board of Directors of the Corporation, the members of which are elected by and are accountable to the Unitholders, and takes into account the role of the individual members of management who are appointed by the Board and who are in charge of the day-to-day management of the Corporation.

The Board is committed to sound corporate governance practices which are both in the interest of the Unitholders and contribute to effective and efficient decision making. Corporate governance practices continue to evolve and change. The Board, primarily through the Corporate Governance Committee, continually evaluates developments in the area of corporate governance and, where appropriate, implements changes to improve the Corporation's governance practices. The Board is of the view that the Corporation's approach to corporate governance is appropriate for its size and resources.

On June 30, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 *Disclosure of Corporate Governance Practices* (the "Governance Instrument") and National Policy 58-201 *Corporate Governance Guidelines* (the "Governance Policy"). The Governance Instrument and the Governance Policy replaced the TSX's guidelines for effective corporate governance which had been in effect since 1995.

The Governance Instrument requires issuers to disclose those corporate governance practices that it has adopted. The Governance Policy contains guidelines that issuers are encouraged to consider in developing their own corporate governance practices.

Listed below is a description of the Corporation's approach to corporate governance:

Board of Directors

The Board is presently composed of seven members, six of whom are considered independent. The independent directors are Messrs. Best, Clark, Gunderson, Hodgins, Nielsen and Steckley. Mr. Fitzpatrick, the President and Chief Executive Officer of the Corporation, is not independent.

The directors of the Corporation serve as directors of other public issuers. The names of such issuers are contained in the biographical description of each director under "Instruction to Trustee as to Election of Directors of SHC, SEL and SLP".

At each meeting of the Board, an opportunity is provided for the independent members to meet independently of the non-independent member and members of management (commonly referred to as an "*in camera* session"). In addition, the Board committees are provided with an opportunity to hold an *in camera* session at each meeting. During the year ended December 31, 2006, a total of 12 *in camera* sessions were held by the Board and the Board committees.

The Chairman of the Board is Arne R. Nielsen. Mr. Nielsen is an independent director. The responsibilities of the Chairman of the Board include managing the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities, facilitating the functioning of the Board independent of management and contributing to the development of the strategic plan of the Corporation.

During the year ended December 31, 2006, the Board held eight meetings and the Board Committees held seven meetings. The attendance record of each director is contained in the biographical description of each director under "Instruction to Trustee as to Election of Directors of SHC, SEL and SLP".

Board Mandate

A copy of the Mandate of the Board is attached to this Information Circular as Schedule "B".

Position Descriptions

The Board does not currently have written position descriptions for the Chairman of the Board and the chair of each Board committee. As the Chairman of the Board has significant senior executive experience and has been in this role since the formation of the Fund in 1996, the Board does not believe that a written position description is necessary.

As each Board committee has written Terms of Reference that are approved by the Board, the Board does not feel that written position descriptions for the chair of each Board committee are necessary.

The Board is actively involved in discussing, establishing and approving the strategic plan of the Corporation. The principal responsibility of the Chief Executive Officer is to execute the strategic plan. The Board communicates its expectations to the Chief Executive Officer directly and monitors his performance.

Orientation and Continuing Education

As all but one of the current directors have been involved with the Corporation since inception, the Board has not had a need to develop an orientation program for new directors. When a new director is appointed, it is expected that she/he would meet with the Chairman of the Board and each member of senior management to learn about the Corporation's operations, activities and governance structure and the responsibilities of a director.

Each director has the responsibility for ensuring that she/he maintains the skill and knowledge necessary to meet her/his obligations as a director. To assist directors with their continuing education, the Board has: (a) authorized the Corporate Governance Committee to approve the payment by the Corporation of the cost for a director to attend a relevant continuing education seminar; (b) requested that management keep the directors apprised of recent developments affecting the Corporation's business and their duties and responsibilities as directors through presentations at Board and Board Committee meetings and the provision of third party publications; and (c) requested that management coordinate periodic tours of field operations for the directors.

Ethical Business Conduct

The Board has adopted a written code of conduct for the directors, officers, employees, consultants and contract field operators of the Corporation. On an annual basis the President of the Corporation sends a memo to all directors, officers, employees,

consultants and contract field operators of the Corporation reminding them of the requirement to comply with the terms of the code of conduct at all times. Interested persons may obtain a copy of the code of conduct from the SEDAR website at www.sedar.com (filed April 5, 2006) or by contacting the Corporate Secretary of the Corporation at (403) 268-7477.

The by-laws of the Corporation require that any director or officer who has a material interest in a transaction or agreement with the Corporation declare their conflict of interest at the time and in the manner provided in the *Business Corporations Act* (Alberta). Any such transaction or agreement shall be referred to the Board or the shareholders for approval even if such transaction or agreement is one that in the ordinary course of the Corporation's business would not require approval by the Board or the shareholders. The director with the interest in the transaction or agreement may be excused from any discussion of such matter and shall abstain from voting on any resolution related to such matter.

Nomination of Directors

The Corporate Governance Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for appointment or election at the next annual meeting of unitholders.

This committee has written Terms of Reference that clearly establish the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board.

In making its recommendations respecting the nomination of a director, the committee considers, among other factors, the competencies and skills the Board needs to possess as a whole, the competencies and skills that each existing director possesses and the competencies and skills each new nominee will bring to the boardroom. The committee also considers whether or not each new nominee can devote sufficient time and resources to his or her duties as a board member.

Compensation

The Compensation Committee, which is composed entirely of independent directors, is responsible for reviewing and making recommendations to the Board regarding: (a) executive compensation policies, practices and overall philosophy; (b) the compensation of the Corporation's directors and officers; (c) the granting of long-term incentive compensation; (d) the evaluation of corporate and individual officer performance from the previous year and longer-term results; (e) the overall level and type of compensation for staff; and (f) the executive compensation disclosure contained in the Fund's information circular.

In establishing the compensation of the directors, the committee considers the commitment and knowledge required of the directors and the compensation paid by a peer group of oil and gas royalty trusts to their directors. For information regarding the compensation program for the Corporation's directors, see "Executive Compensation – Compensation of Directors of the Corporation".

With respect to establishing the compensation of the Corporation's employees (including its executive officers), the Corporation participates in annual surveys of salary, benefits and other incentive programs of a peer group of oil and gas royalty trusts and similarly sized oil and gas exploration companies in Canada conducted by Mercer Human Resources Consulting ("Mercer") and Towers Perrin, independent compensation consultants. For further information regarding the compensation program for the Corporation's executive officers, see "Executive Compensation – Report on Executive Compensation".

In November, 2006, the Compensation Committee engaged Mercer to assist with the development of the new long-term incentive program and to provide support to the Committee in determining appropriate levels of compensation for the Corporation's directors, officers and employees for 2007. The services provided by Mercer included: (i) the provision of general market observations with respect to market trends and issues; (ii) the provision of benchmark market data; and (iii) attendance at Committee meetings in December 2006 and January 2007 to review the design of the long-term incentive program. The fees paid to Mercer for these services were $32,500. The Corporation also participates in annual industry compensation surveys.

Other Board Committees

The Board has formed four committees: Audit; Compensation; Corporate Governance; and Environment, Health, Safety and Reserve.

Information relating to the Audit Committee, including a copy of its Terms of Reference, is contained in the Fund's AIF for the year ended December 31, 2006 under the heading "Audit Committee".

In addition to its responsibilities for nominating new directors, the mandate of the Corporate Governance Committee also includes: (a) recommending and reporting to the Board on corporate governance issues, principles and guidelines; (b) reviewing the Corporation's structures and procedures to ensure that the Board is functioning independently of management; (c) reviewing the corporate governance disclosure contained in the Fund's information circular; and (d) periodically reviewing any code of business conduct and ethics, disclosure policy and insider trading and reporting guidelines approved by the Board and recommending any changes to the Board for approval.

The mandate of the Environment, Health, Safety and Reserve Committee includes: (a) adopting and overseeing the guidelines and policies for environment, health and safety matters; and (b) reviewing the annual evaluation reports on the oil and natural gas reserves of the Fund's subsidiaries and periodically reviewing the qualifications, experience and independence of, and meeting with, the consulting engineering firm retained to report on the oil and natural gas reserves of the Fund's subsidiaries.

Assessments

The Board has a process where individual directors meet with the Chairman of the Board occasionally to discuss the effectiveness of the Board, the Board committees or individual directors.

APPROVAL

The contents and mailing of this Information Circular have been approved by the directors of the Corporation.

SCHEDULE "A"
DETAILED DESCRIPTION OF PROPOSED AMENDMENTS TO THE TRUST INDENTURE AND THE SEL UNANIMOUS SHAREHOLDERS AGREEMENT

Trust Indenture

- The definition of "Auditors" is to be amended so that it solely refers to the auditors of the Fund and no longer encompasses the auditors of the Managed Entities (as that term is defined in the Trust Indenture).

- The definition of "Material Contracts" is to be amended so that it refers to the Royalty Agreement and the Administrative Services Agreement (as both terms are defined in the Trust Indenture) and any underwriting agreement, and no longer encompasses any unanimous shareholder agreement among any of the Corporation, SHC or any other Managed Entity (as that term is defined in the Trust Indenture), the Trustee, for and on behalf of the Fund, and any shareholders of the Corporation, SHC or any other Managed Entity.

- The definition of "Unanimous Shareholder Agreement" is to be deleted in its entirety.

- Section 7.2(f) regarding the specific powers and authorities of the Trustee is to be amended so that the Trustee is no longer required to ensure that the directors of the Corporation and any other Managed Entity (as that term is defined in the Trust Indenture) are elected or appointed at intervals not exceeding eighteen months.

- Section 8.1(b) regarding the delegation of powers by the Trustee to the Corporation in its capacity as administrator of the Fund is amended so that the condition that the Corporation shall make no decisions with respect to the exercise of the voting rights at meetings of the Corporation or any other Managed Entity (as that term is defined in the Trust Indenture) is to be removed.

- Section 10.4 regarding the voting rights of Unitholders is to be amended so that the deadline for Unitholders to deposit their proxies for voting at Unitholders' meetings is changed from 24 hours to 48 hours prior to the commencement of such meetings.

- Section 10.5(a) is to be amended so that (i) the references to "Managed Entities" are deleted; (ii) the Unitholders will no longer be required to vote on the appointment of directors for any subsidiary entity of the Fund other than the Corporation; (iii) the Unitholders will no longer be required to vote on the appointment of auditors for any subsidiary entity of the Fund other than the Corporation; (iv) the Trustee shall now take such action as may be required by an ordinary resolution which relates to any other matters required by securities laws or other applicable laws or rules of a stock exchange to be submitted to the Unitholders for their approval by a threshold of more than 50%; and (v) the Unitholders will no longer vote to approve amendments to the by-laws of any subsidiary entity of the Fund.

- Section 10.5(b) is to be amended so that the Trustee is no longer required to exercise or cause the Corporation in its capacity as administrator of the Fund or others to exercise the voting rights at meetings of the Managed Entities (as that term is defined in the Trust Indenture) in favour of any matter that requires the sanction of a special resolution of the shareholder of the Managed Entities but instead shall now take such action as may be required by a special resolution which relates to any other matters required by securities laws or other applicable laws or rules of a stock exchange to be submitted to the Unitholders for their approval by a threshold of 66 2/3% or more.

- Section 16.2 regarding quarterly reporting to Unitholders is to be amended so that the Trustee will mail or "otherwise send" the Fund's interim financial statements to such Unitholders as are required under applicable securities laws within 45 days (or such other period as may be prescribed by applicable securities laws) after March 31, June 30 and September 30 in each year.

- Section 16.3(a) regarding annual reporting to Unitholders is to be amended so that the Trustee will mail or "otherwise send" the Fund's annual financial statements, together with the auditors' report thereon, to such Unitholders as are required under applicable securities laws within 90 days (or such other period as may be prescribed by applicable securities laws) after the end of each year.

SEL Unanimous Shareholder Agreement

- The definition of "Trust Indenture" is to be amended to change the date of the Trust Indenture from October 9, 2002 to September 6, 2005 and to remove Richardson Greenshields of Canada Limited as a party thereto.

- Section 3.2 is to be amended to clarify that SHC's obligation to vote the shares of the Corporation as resolved by the Unitholders and holders of Special Voting Units (as that term is defined in the Trust Indenture) at a meeting of Unitholders and holders of Special Voting Units is only with respect to the matters provided in Section 10.5 of the Trust Indenture for which Unitholders are provided the right to direct the voting of the shares of the Corporation.

- A new provision is to be added to provide that no amendments may be made to the SEL Unanimous Shareholder Agreement without the prior approval of the Unitholders and holders of Special Voting Units (as that term is defined in the Trust Indenture) by ordinary resolution at a meeting of the Unitholders and holders of Special Voting Units held in accordance with the Trust Indenture.

- Article 4 regarding voting is deleted in its entirety. As a result, Unitholders will no longer receive notice of and have the right to attend at the annual shareholder meeting of SEL. The Unitholders will continue to receive notice of and have the right to attend at the annual meeting of unitholders of the Fund. The amendments to the Trust Indenture will preserve the rights of Unitholders to direct how the shares of SEL are to be voted with respect to the election of directors and the appointment of auditors.

- The language in Article 4 regarding the Trustee having no voting rights respecting the Trust Units registered in the name of the Fund and that any such rights were to be exercised solely by Unitholders is to be deleted.

- Article 5 regarding issuance of shares is deleted in its entirety such that there is no longer a requirement for Unitholders' approval for the Corporation to issue additional shares.

- Article 10 is deleted in its entirety such that there is no longer a requirement for SHC and the Trustee to execute and deliver a unanimous shareholder agreement containing the same terms and conditions as the SEL Unanimous Shareholder Agreement relating to the rights of the Unitholders with respect to any wholly-owned subsidiary of SHC in addition to the Corporation, or any subsidiary of a wholly-owned subsidiary of SHC, including the Corporation, created or acquired during the term of the SEL Unanimous Shareholder Agreement.

SCHEDULE "B"

SHININGBANK ENERGY LTD.

MANDATE OF THE BOARD OF DIRECTORS

(Adopted by the Board of Directors of Shiningbank Energy Ltd. on February 27, 2007)

The Board of Directors (the "Board") of Shiningbank Energy Ltd. (the "Corporation") is responsible for the stewardship of the Corporation, the other subsidiary entities of Shiningbank Energy Income Fund (the "Fund") and the Fund itself (to the extent delegated to the Corporation pursuant to the Fund's Trust Indenture or the Administrative Services Agreement). In this document, the Fund and its subsidiary entities are collectively referred to as "Shiningbank".

In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Shiningbank. In general terms, the Board will:

A. in consultation with the chief executive officer of the Corporation (the "CEO"), determine the strategic direction of Shiningbank;

B. monitor the management of the business and affairs of Shiningbank;

C. discharge the duties imposed on the Board by applicable laws; and

D. for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction and Operating, Capital and Financial Plans

(a) require the CEO to meet with the Board at least annually to discuss the principal strategic and operational opportunities and risks of Shiningbank's business and the strategic direction of Shiningbank;

(b) identify the principal risks of Shiningbank's business and use reasonable efforts to ensure the implementation of the appropriate systems to manage these risks;

(c) approve the annual operating and capital budgets;

(d) monitor Shiningbank's progress towards its annual operating and capital budgets, and revise and alter its direction through management in light of changing circumstances;

(e) approve issuances of additional trust units or other securities of the Fund to the public and the establishment of credit facilities;

(f) approve the distribution policy of the Fund;

Management and Organization

(g) appoint the CEO and determine the terms of the CEO's employment with the Corporation;

(h) evaluate the performance of the CEO at least annually;

(i) in consultation with the CEO, establish the limits of management's authority and responsibility in conducting Shiningbank's business;

(j) in consultation with the CEO, appoint all officers of the Corporation and approve the terms of each officer's employment with the Corporation;

(k) receive annually the CEO's evaluation of the performance of each senior officer who reports to the CEO;

(l) develop a succession plan for senior management and directors of the Corporation;

(m) approve any proposed significant change in the management organization structure of the Corporation;

(n) in consultation with the CEO, establish a disclosure policy for the Fund;

(o) generally provide advice and guidance to management;

Finances and Controls

(p) use reasonable efforts to ensure that the Corporation maintains appropriate systems to manage the risks of the Shiningbank's business;

(q) monitor the appropriateness of the Fund's capital structure;

(r) recommend to the unitholders of the Fund a firm of chartered accountants to be appointed as the Fund's auditors;

(s) obtain reasonable assurance that all financial information made public by the Fund (including the Fund's annual and interim financial statements) is accurate and complete and presents fairly, in all material respects, the Fund's financial position and performance in accordance with Canadian generally acceptable accounting principles;

(t) obtain reasonable assurance that the financial performance of the Fund is properly reported to unitholders, other security holders and regulators on a timely and regular basis;

(u) in consultation with the CEO, establish a code of business conduct and ethics to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with such code;

(v) require that the CEO institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation;

Governance

(w) facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

(i) appointing a Chairman of the Board who is not a member of management;

(ii) appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

(iii) defining the mandate of each committee of the Board,

(iv) ensuring that processes are in place and are utilized to assess the effectiveness of the Board as a whole, each committee of the Board and each director, and

(v) establishing a system to enable any director to engage an outside adviser at the expense of the Corporation;

(x) review annually the composition of the Board and its committees and propose nominees for election to the Board;

(y) obtain reasonable assurance that a majority of the directors are "independent" (within the meaning of Section 1.4 of Multilateral Instrument 52-110 *Audit Committees*) and free from any direct and indirect material relationship, being one that could in the view of the Board, reasonably interfere with the exercise of a director's independent judgment;

(z) review annually the adequacy and form of the compensation of directors;

Delegation

(aa) the Board may delegate its duties to and receive reports and recommendations from any committee of the Board;

Meetings

(bb) the Board shall meet at least four times per year and/or as deemed appropriate by the Chairman of the Board;

(cc) the Board shall meet at the end of its regular quarterly meetings without members of management being present;

(dd) minutes of each meeting shall be prepared;

(ee) the CEO or his designate(s) may be present at all meetings of the Board;

(ff) Vice Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board; and

Report/Authority

(gg) following each meeting, the secretary of such meeting will report to the Board by way of providing draft copies of the minutes of the meetings.

MERRILL
CORPORATION CANADA
Printed In Canada

SHININGBANK ENERGY INCOME FUND
PROXY FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

The undersigned Unitholder of Shiningbank Energy Income Fund (the "Fund") hereby appoints Arne Nielsen, Chairman of Shiningbank Energy Ltd. (the "Corporation"), of Calgary, Alberta, or, failing him, David Fitzpatrick, President of the Corporation, of Calgary, Alberta, or instead of them, ______________________________ as proxy of the undersigned with full power of substitution, to attend, act and vote for the undersigned, at the proxy's discretion, except as specified below, at the Annual and Special Meeting of Unitholders of the Fund, to be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta, at 3:00 p.m. (Calgary time) on Tuesday, May 15, 2007, at any adjournments thereof (the "Fund Meeting") and at every poll arising therefrom:

1. **VOTE FOR** ____ **or WITHHOLD FROM VOTING** ____ for the appointment of KPMG LLP as auditors of the Fund and to authorize the Board of Directors of Shiningbank Energy Ltd. to determine the remuneration of the auditors.

2. To direct Shiningbank Holdings Corporation to vote at Shiningbank Energy Ltd.'s shareholder meeting on May 15, 2007, with respect to the following matters:

   (a) **VOTE FOR** ____ **or WITHHOLD FROM VOTING** ____ for the appointment of KPMG LLP as auditors of Shiningbank Energy Ltd. and to authorize the Board of Directors of Shiningbank Energy Ltd. to determine the remuneration of the auditors.

   (b) The election of the directors of Shiningbank Energy Ltd. for the ensuing year:

	VOTE FOR	WITHHOLD FROM VOTING		VOTE FOR	WITHHOLD FROM VOTING
Edward W. Best	☐	☐	Robert B. Hodgins	☐	☐
Richard W. Clark	☐	☐	Arne R. Nielsen	☐	☐
David M. Fitzpatrick	☐	☐	Warren D. Steckley	☐	☐
D. Grant Gunderson	☐	☐			

3. To direct Computershare Trust Company of Canada, as trustee of the Fund (the "Trustee"), to vote at Shiningbank Holdings Corporation's shareholder meeting on May 15, 2007, with respect to the following matters:

   (a) **VOTE FOR** ____ **or WITHHOLD FROM VOTING** ____ for the appointment of KPMG LLP as auditors of Shiningbank Holdings Corporation and to authorize the Board of Directors of Shiningbank Holdings Corporation to determine the remuneration of the auditors.

   (b) **VOTE FOR** ____ **or WITHHOLD FROM VOTING** ____ for the nominees set out in the accompanying Information Circular of the Fund dated March 14, 2007 (the "Circular") as the directors of Shiningbank Holdings Corporation for the ensuing year.

4. To direct the Trustee on behalf of the Fund to vote at SLP Holdings Inc.'s shareholder meeting on May 15, 2007, with respect to the following matters:

   (a) **VOTE FOR** ____ **or WITHHOLD FROM VOTING** ____ for the appointment of KPMG LLP as auditors of SLP Holdings Inc. and to authorize the Board of Directors of SLP Holdings Inc. to determine the remuneration of the auditors.

(see reverse)

(b) **VOTE FOR ____or WITHHOLD FROM VOTING ____**for the nominees set out in the Circular as the directors of SLP Holdings Inc. for the ensuing year.

5. **VOTE FOR ____or VOTE AGAINST ____** the special resolution, as set out in the Circular, to amend the amended and restated Trust Indenture of the Fund dated September 6, 2005 and the Unanimous Shareholder Agreement of Shiningbank Energy Ltd. dated October 9, 2002 and to terminate the Unanimous Shareholder Agreement of Shiningbank Holdings Corporation dated October 9, 2002, as further described in the Circular.

6. To vote at the discretion of said proxy upon any amendments to or variations of the above matters or any other matters brought before the Fund Meeting or adjournments thereof.

This Proxy is solicited by management of the Corporation, as administrator of the Fund. If named as proxy, the management designees will vote the Trust Units represented by this proxy as directed above, and if not directed, will vote in favour of each of the matters referred to above.

A Unitholder has the right to appoint a proxy other than management's nominees to attend and act for it at the Fund Meeting. To exercise this right, cross out the names of management's nominees and print the name of your appointee, who need not be a Unitholder, in the space provided above.

The undersigned hereby revokes any proxy previously given to vote at the Fund Meeting.

DATED this ____day of _____________, 2007

____

(signature of unitholder)

____

(name of unitholder, please print)

NOTE: Joint owners should each sign; executors, trustees, administrators, etc. should include their full title; and for corporations, the proxy must be under seal, or signed by a duly authorized officer or attorney. A proxy will not be valid unless properly completed, dated (if this proxy is not dated, it shall be deemed to bear the date on which it was mailed) and received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 24 hours preceding the time set for the Fund Meeting, or any adjournment thereof (excluding Saturdays, Sundays and holidays).

END